1/23/2015

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

15005264

March 17, 2015

James E. Parsons
Exxon Mobil Corporation
james.e.parsons@exxonmobil.com

Act: 1934
Section:
Rule: 14a-8 (OD)
Public
Availability: 3-17-15

Re: Exxon Mobil Corporation
Incoming letter dated January 23, 2015

Dear Mr. Parsons:

This is in response to your letters dated January 23, 2015 and March 2, 2015 concerning the shareholder proposal submitted to ExxonMobil by Arjuna Capital/Baldwin Brothers Inc. on behalf of DeWitt Sage Jr., James Gillespie Blaine and Deborah Hawthorn, and by John Fedor-Cunningham, As You Sow on behalf of Martha Davis, Neva Goodwin and Singing Field Foundation, Inc. We also have received letters on the proponents' behalf dated February 21, 2015 and March 5, 2015. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: Natasha Lamb
Arjuna Capital/Baldwin Brothers Inc.
natasha@arjuna-capital.com

March 17, 2015

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Exxon Mobil Corporation
Incoming letter dated January 23, 2015

The proposal requests that shareholders approve, on an advisory basis, that the company commit to increasing the amount authorized for capital distributions to shareholders through dividends or share buybacks.

There appears to be some basis for your view that ExxonMobil may exclude the proposal under rule 14a-8(i)(10). Based on the information you have presented, it appears that ExxonMobil's policies, practices and procedures compare favorably with the guidelines of the proposal and that ExxonMobil has, therefore, substantially implemented the proposal. Accordingly, we will not recommend enforcement action to the Commission if ExxonMobil omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which ExxonMobil relies.

Sincerely,

Adam F. Turk
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matter under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholders proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 5, 2015

VIA e-mail: shareholderproposals@sec.gov

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Exxon Mobil Corp's March 2nd Supplemental Letter Request to Exclude Shareholder Proposal of Arjuna Capital/Baldwin Brothers Inc. on behalf of DeWitt Sage Jr., James Gillespie, and Deborah Hawthorn, and by co-filers John Fedor-Cunningham, As You Sow on behalf of Martha Davis, Neva Goodwin, and Singing Field Foundation, Inc.
Securities and Exchange Act of 1934—Rule 14a-8

Dear Sir/Madam:

This letter is submitted on behalf of DeWitt Sage Jr., James Gillespie, and Deborah Hawthorn by Arjuna Capital/Baldwin Brothers Inc., as their designated representative in this matter, and co-filers John Fedor-Cunningham, As You Sow on behalf of Martha Davis, Neva Goodwin, and Singing Field Foundation, Inc. ("Proponents"), in response to the letter dated March 2nd sent to the Office of Chief Counsel by the Company ("Supplemental Letter"), in which Exxon continues to contend that the Proposal may be excluded from the Company's 2015 proxy statement under Rule 14a-8(c), Rule 14a-8(i)(3), Rule 14a-8(i)(7), and Rule 14a-8(i)(10).

The Supplemental Letter restates a number of arguments already included in the initial No Action Request. The Proponents here reiterate that the Proposal must be included in Exxon's 2015 proxy statement because the Proposal clearly and explicitly requests a single action to be voted on by shareholders, is unrelated to the Company's choice of technologies or ordinary business, and requests actions that have not been substantially implemented by the Company. **The Proponents urge the Staff to deny the Company's no action request.**

I. Rule 14a-8(c). The Proposal Does Not Constitute Multiple Proposals

Contrary to the Company's argument, the Proposal does not contain an implied 'second proposal' to reduce capital expenditures on high-risk operations. The Proposal lays out a single request on which shareholders are asked to vote: to increase the amount authorized for capital distributions to shareholders. The Resolved Clause of the Proposal states:

> Shareholders hereby approve, on an advisory basis, Arjuna Capital/Baldwin Brothers' proposal: Exxon Mobil commit to increasing the amount authorized for capital distributions to shareholders through dividends or share buy backs.

Within the Whereas Clauses, the Proponents state multiple risks associated with climate change that the Proponents believe place shareholder capital at risk, including high cost high carbon projects. **These collective risks are the rationale and context for asking the Company to distribute more capital to shareholders, as Proponents believe increased capital distributions are a prudent use of investor capital. They do not constitute a separate request for action by the Company.**

The Company attempts to manufacture the proposition that an increased capital distribution cannot be issued "unless" the Company diverts funds away from the "identified operations." To the contrary, while the distribution is requested "in light of" risks outlined within the Whereas Clause of the Proposal, there are various ways the Company can increase capital distributions and the proposal leaves it to the Company's discretion. **For one, the simple act of increasing capital distributions to shareholders could reduce the risks to capital outlined in the Whereas Clause, as less investor capital is ultimately exposed to said risks.** The Company could take other more aggressive steps if they deemed them prudent, including divesting from high-risk operations, altering the Company's demand forecast and capital allocation priorities, or increasing debt to fund more climate-change resilient technologies while simultaneously increasing capital distributions. Any of these actions would be at the Company's discretion and are not dictated by the Proponent's Proposal. The allegation by the Company artificially inserts a request for action that is not present on a plain reading of the Proposal.

In its initial response, the Proponents cite multiple cases where the rationale for a shareholder proposal is articulated in the Whereas Clause; in none of these cases is the rationale considered to be a second proposal providing a basis for exclusion. **The implication that rationales stated in a Whereas Clause can be interpreted as separate proposals would open the floodgates for the majority of proposals being excluded.** Equally important, in the absence of this convention, shareholder proponents would have no ability to educate other shareholders about the action being proposed, its context, or its importance.

The Company, further, compares the Exxon 2007 and Exxon 2008 proposals with the current Proposal. To be clear, the Proponents do not assert that the 2007 and 2008 proposals are the same as the current Proposal, but highlight them as capital allocation proposals that lay out multiple concerns/elements in their Whereas Clauses.

Although the Company attempts to distinguish *Regions Financial Corp* (avail. Feb. 5, 2009), the case supports the Proposal. **The act of returning more capital to shareholders is a solution to the concerns articulated, serving as a prudent use of investor capital.**

II. Rule 14a-8(i)(7). The Proposal Does not Concern the Company's Choice of Technologies, Does Not Seek to Micro-Manage, and Does Not Implicate Ordinary Business.

The Proposal permissibly requests a policy to increase capital distributions to shareholders while leaving discretion to the Company as to how and when such returns will be issued in the context of the risks and opportunities the Company faces. As noted above, the Proposal does not mandate the company's choice of technologies, ask for diversion of capital from specific projects, or otherwise mandate how an increase in capital returns is to be achieved.

While the Company states that the Supporting Statement's concerns "such as the perceived risks caused by climate change, global demand for oil, 'production-cost inflation'...are concerns about the Company's ordinary business operations and not about how it returns capital to shareholders," these concerns are associated with the significant policy issue of climate change and as such are not focused on ordinary business. The "flexibility in directing certain core matters involving the company's business and operations" remains intact. 1998 Release. Moreover, since the Proposal requests an increase in distributions to shareholders without prescribing the method for such increase, the "resolution of ordinary business problems" is left to management and not shareholders.

The Company attempts to distinguish the Exxon 2007 and Exxon 2008 decisions, which concerned Exxon's capital distribution *methodology*, from the Proposal at hand, that concerns *increasing* capital distributions, contending the Proposal concerns "*operational* deployment of capital." Rather, **the Proposal concerns a capital distribution policy and points to risks associated with a significant policy issue that transcends ordinary business.**

In conclusion, we respectfully request the Staff to inform the Company that Rule 14a-8 requires a denial of the Company's no-action request. As demonstrated above, the Proposal is not excludable under Rule 14a-8. In the event that the Staff should decide to concur with the Company and issue a no-action letter, we respectfully request the opportunity to speak with the Staff in advance.

Please contact me at (978) 578-4123 or natasha@arjuna-capital.com with any questions in connection with this matter, or if the Staff wishes any further information.

Sincerely,

Natasha Lamb

Director of Equity Research & Shareholder Engagement
Arjuna Capital

cc: James Parsons via e-mail at james.e.parsons@exxonmobil.com
Coordinator for Corporate and Securities Law Exxon Mobil Corporation

Amy Goodman via email at shareholderproposals@gibsondunn.com
Gibson, Dunn & Crutcher LLP

Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039-2298
972 444 1478 Telephone
972 444 1488 Facsimile

James E. Parsons
Coordinator
Corporate Securities & Finance

ExxonMobil

March 2, 2015

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Exxon Mobil Corporation*
Shareholder Proposal of Arjuna Capital/Baldwin Brothers, Inc. on behalf of DeWitt Sage Jr., James Gillespie Blaine, and Deborah Hawthorn, and by John Fedor-Cunningham, As You Sow on behalf of Martha Davis, Neva Goodwin, and Singing Field Foundation, Inc.
Securities Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

On January 23, 2015, Exxon Mobil Corporation (the "Company") submitted a letter (the "No-Action Request"), notifying the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") that the Company intends to omit from its proxy statement and form of proxy for its 2015 Annual Meeting of Shareholders (collectively, the "2015 Proxy Materials") a shareholder proposal (the "Proposal") and statements in support thereof submitted by Arjuna Capital/Baldwin Brothers, Inc. ("Arjuna") on behalf of DeWitt Sage Jr., James Gillespie Blaine, and Deborah Hawthorn, and by John Fedor-Cunningham, As You Sow on behalf of Martha Davis, Neva Goodwin, and Singing Field Foundation, Inc. (collectively with Arjuna, the "Proponents").

The No-Action Request indicated our belief that the Proposal could be excluded from the 2015 Proxy Materials pursuant to: (a) Rule 14a-8(c) because the Proponents have submitted more than one shareholder proposal for consideration at the 2015 Annual Stockholders' Meeting and, despite proper notice, have failed to correct this deficiency; (b) Rule 14a-8(i)(3) because the Proposal is impermissibly vague and indefinite so as to be inherently misleading; (c) Rule 14a-8(i)(7) because the Proposal relates to the Company's ordinary business operations; and (d) Rule 14a-8(i)(10) because the Company has substantially implemented the Proposal.

On February 21, 2015, Arjuna submitted to the Staff a letter (the "Response Letter") on behalf of the Proponents in response to the No-Action Request. We wish to respond to certain points raised in the Response Letter. In particular, we note again that the Proposal calls for the Company to divert capital from certain "high cost high carbon projects" and instead commit to using such capital for increased distributions to shareholders. Accordingly, we continue to believe that the Proposal both contains two proposals and concerns the Company's ordinary business, and is therefore excludable under both Rule 14a-8(c) and Rule 14a-8(i)(7) (in addition to being excludable under Rule 14a-8(i)(3) and Rule 14a-8(i)(10) as set forth in the No-Action Request).

As stated in the No-Action Request, the Proposal contains both a "High Carbon Projects Proposal," requesting that the Company divert capital away from certain operations and an "Increased Capital Distributions Proposal," requesting that the Company commit to increasing capital distributions to shareholders. Accordingly, it is excludable under Rule 14a-8(c) because the Proponents have submitted two proposals and failed to correct this deficiency after receiving proper notice. The Response Letter argues that the Proposal's use of a colon within the Proposal's "Resolved Clause" demonstrates that the Proposal only requests that the Company "commit to increasing the amount authorized for capital distributions to shareholders through dividends or share buy backs." This argument relies on defining the "Resolved Clause" as consisting only of the following text:

> Shareholders hereby approve, on an advisory basis, Arjuna Capital/Baldwin Brothers' proposal: Exxon Mobil commit to increasing the amount authorized for capital distributions to shareholders through dividends or share buy backs.

However, this "Resolved Clause" is only the second half of the relevant sentence. The first half of this sentence reads:

> In light of the climate change related risks of decreasing profitability and stranded asset risk associated with planned capital expenditures on high cost high carbon projects, be it RESOLVED:

So that the sentence reads, in its entirety:

> In light of the climate change related risks of decreasing profitability and stranded asset risk associated with planned capital expenditures on high cost high carbon projects, be it **RESOLVED:**
>
> Shareholders hereby approve, on an advisory basis, Arjuna Capital/Baldwin Brothers' proposal: Exxon Mobil commit to increasing the amount authorized for capital distributions to shareholders through dividends or share buy backs (emphasis in original).

If, as the Response Letter states, a colon is "used before a list, before a description, before a definition, or before an explanation," then the colon after "RESOLVED" explains that shareholder approval of the Proposal is intended to be made "in light of" the identified "climate change related risks." **The only way that a proposal to increase capital distributions to shareholders could be considered to be made in light of such risks, however, is if the proposal contains a second proposal to fund these distributions by diverting assets away from the Company's "planned capital expenditures" on operations associated with climate change.**

The clear language of the Proposal demonstrates the existence of this second proposal. The Proposal begins with the statement that "[i]n the face of global climate change, we believe investor capital is at risk from capital expenditures on high cost, high carbon projects" and claims that "planned capital expenditures on high cost high carbon projects are at risk of eroding shareholder value." Nowhere does the Proposal explain how increasing capital distributions will affect the listed risks to shareholders, unless the capital used for shareholder distributions is to be diverted from the identified projects. The Proposal therefore calls both for the Company to reduce such planned capital expenditures and for the Company to increase the capital committed for distributions to shareholders. The language of the Response Letter further indicates that the Proponents read the Proposal as calling for both of these actions. Specifically, Page 7 of the Response Letter states that the Proposal seeks "one singular and explicit action ***given the articulated risks***: to return more capital to shareholders" (emphasis added). Page 9 of the Response letter states that "Shareholders do not need to understand how the Board will implement a policy increasing capital distributions, what they are voting on is ***whether the Board should increase capital distributions in light of the stated risks***" (emphasis added). Highlighting the point, page 13 of the Response Letter describes the proposal as "**seeking one singular and explicit action in the context of the articulated risks**" (emphasis in original). Although the Proponents claim that the Proposal requests only one action, the language of the Proposal and the Proponents' insistence throughout the Response Letter that this "singular and explicit action" is to be a response to the "articulated risks" demonstrate that the one action they claim is actually twofold—i.e., it is both a proposal that the Company divert capital from the identified projects and a proposal that the Company commit to using such capital for increased distributions to shareholders.

The Response Letter is very clear that the Proposal's request for the Company to commit to additional capital distributions is a response to the perceived climate change-related risks of low returns from certain types of projects articulated in the Proposal's "Whereas Clause." It fails to articulate how an increase in capital distributions is related to these risks unless such distributions are accomplished by diverting Company funds away from the identified operations. This distinguishes the Proposal from the Proposal at issue in *Regions Financial Corp.* (avail.

Feb. 5, 2009). That no-action letter involved a proposal requesting that the Regions Financial "implement a set of executive compensation reforms" that would limit the compensation paid to senior executives. That proposal contained a supporting statement that Regions Financial's participation in the Stabilization Act's TARP is the result of these "broad problems in the capital markets and decisions made by Company senior executives." It further stated that "[g]enerous executive compensation plans that produce ever-escalating levels of executive compensation unjustified by corporate performance levels are major factors undermining investor confidence in the markets and corporate leadership." The action requested by the *Regions Financial* proposal served as a solution to the problem identified in its supporting statement. Implementing "a set of compensation reforms" that limit compensation to senior executives directly addresses the problem of "excessive compensation" to those executives that undermines "investor confidence . . . and corporate leadership." In contrast, if the Proposal does not contain an additional proposal to divert capital away from its "high cost high carbon unconventional projects," it is not apparent how the proposal to increase capital distributions to shareholders addresses the "articulated risks" associated with such projects that is identified by the Proponents as part of the Proposal.

The Response Letter also identifies *Exxon Mobil Corp.* (avail. Mar. 19, 2007) ("*Exxon 2007*") and *Exxon Mobil Corp.* (avail. Mar. 14, 2008) ("*Exxon 2008*") as proposals "regarding capital distributions" that "laid out multiple concerns in the Whereas Clauses." Both of these proposals articulated concerns with Exxon's decision to use excess capital to effect share repurchases rather than using such capital to pay dividends to shareholders; neither proposal concerned Exxon's *operational* deployment of capital. Rather, the proposals addressed concerns about what Exxon did with capital remaining after operational investments and expenditures.[1] Specifically, *Exxon 2007* involved a proposal requesting that Exxon provide "a more equal ratio of the dollars paid to repurchase stock relative to the dollars paid in dividends." Each argument raised in that proposal's supporting statement articulated an argument in favor of, during times of above average cash flow, returning capital to shareholders as dividends rather than engaging in share repurchases. Similarly, *Exxon 2008* involved a proposal that the board "give due consideration in its decisions of retained earnings so as to make a balanced allocation of such money between the return to shareholders and retaining funds for other corporate use." The recitals to that proposal identified Exxon's practice of using retained earnings for stock buyback programs rather than cash dividends, and argued that shareholders did not benefit from such buyback programs. Although the Response Letter claims that these recitals involved at least four concerns, all of these concerns indicated that they arose out of Exxon's policy of using retained earnings for stock buyback and similar programs. Both the *Exxon 2007* and *Exxon 2008* proposals addressed a single issue: in what manner Exxon should best carry out its long-

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[1] In addition, neither *Exxon 2007* nor *Exxon 2008* involved an argument that the applicable proposal could be excluded under Rule 14a-8(c) as containing multiple proposals.

standing policy of distributing to shareholders its excess capital remaining after operations. The Proposal, in contrast, contains two proposals because it concerns two issues: the Company's policies concerning capital returned to shareholders, and the risks posed by a particular subset of the Company's operations.[2]

The Response Letter acknowledges this point when it states that "[t]he **Proposal sends a signal that encourages diversion of capital in the form of distributions where appropriate . . .**" (emphasis in original).[3] Accordingly, as discussed in the No-Action Request, the Proposal consists of both the "High Carbon Projects Proposal" to divert capital away from certain operations and the "Increased Capital Distributions Proposal" to increase capital distributions to shareholders, and may therefore be excluded pursuant to Rule 14a-8(c).

Not only does the Proposal contain two proposals, but it also clearly relates to the Company's ordinary business operations: as indicated above, it is designed to cause a "diversion of capital" away from a certain subset of the Company's ordinary business operations. The concern with ordinary business can be seen by comparing the Proposal to the proposals at issue in *Exxon 2007* and *Exxon 2008*. Nowhere did the supporting statement to the *Exxon 2007* proposal or the recitals to the *Exxon 2008* proposal tie concerns with Exxon's ordinary business operations to its capital distribution policies. The supporting statement to the *Exxon 2007* proposal makes it clear that it concerns how Exxon allocates its "free cash flow available to the Corporation for such purposes as repurchasing stock or paying dividends." Likewise, the *Exxon 2008* proposal concerned decisions about "retained earnings," and criticized the Company for how it dealt with profits that were *not* used in "exploration spending or refining expansion." The share buybacks and dividends at issue in those two proposals were alternate methods of returning capital to shareholders.[4] In contrast, the Proposal's supporting statement is focused on concerns such as perceived risks caused by climate change, global demand for oil, "production-cost inflation"—all

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[2] We note that the Staff was unable to concur that the proposal in *Exxon 2007* was excludable under Rule 14a-8(i)(7). We believe that it is distinguishable from the Proposal for the same reason that *General Electric Company* (avail. Jan. 10, 2012), cited in the No-Action Request, is distinguishable: the *Exxon 2007* proposal concerns how to return surplus capital to shareholders, as compared to the Proposal which requests a change in the Company's policies concerning returning capital to shareholders in order to effect a change in the operational projects pursued by the Company.

[3] Not only does this statement provide evidence supporting the existence of the "High Carbon Projects Proposal" discussed in the No-Action Request, but also shows that the Proposal is concerned with diverting capital away from the Company's ordinary business.

[4] The Proposal recognizes this point, stating its request that the Company "commit to increasing the amount authorized for capital distributions to shareholders through dividends or share buy backs"; *see also* Investopedia, "Complete Guide to Corporate Finance," Chapter 5.4.5, *available at* http://www.investopedia.com/walkthrough/corporate-finance/5/dividends/stock-repurchase.aspx (noting that a share buyback, also called a stock repurchase, "may be viewed as an alternative to paying dividends in that it is another method of returning cash to investors").

of which are concerns about the Company's ordinary business operations and not about how it returns capital to shareholders. While changes to the Company's dividend policy can address the issues of how best to return excess capital to shareholders, these changes will not affect the Company's ordinary business operations, such as its "planned capital expenditures on high cost high carbon projects," *unless such changes are accompanied by a concurrent reduction in expenditures supporting these operations.*

As noted in the No-Action Request, the underlying policy of the ordinary business exclusion contained in Rule 14a-8(i)(7) is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." Exchange Act Release No. 40018 (May 21, 1998) (the "1998 Release"). Proposals that identify specific aspects of a company's ordinary business and request capital distributions to shareholders in light of the risks associated with such ordinary business are to be treated as proposals concerning ordinary business and not proposals concerning capital distributions. Otherwise, a proponent could identify activities such proponent disliked—such as operations in certain countries, maintenance or development of certain product lines, or acceptance of certain sources of financing—and request that a company divert capital away from such activities by using the capital for distributions to shareholders instead. Diverting capital away from a project clearly affects the ability of a company to manage such project, and if proposals framed in the above manner were treated as proposals that concerned capital distributions, and thus not permitted to be excluded, management would be stripped of its "flexibility in directing certain core matters involving the company's business and operations." 1998 Release. As discussed in the No-Action Letter, because the Proposal addresses the Company's "high cost high carbon unconventional projects," it concerns the type of projects the Company might pursue and its choice of processes and technologies, and accordingly, based on the precedent cited in the No-Action Letter, the Proposal may be excluded pursuant to Rule 14a-8(i)(7).

Based upon the foregoing analysis and the No-Action Request, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2015 Proxy Materials.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. If we can be of any further assistance in this matter, please do not hesitate to call me at (972) 444-1478 or Amy Goodman of Gibson, Dunn & Crutcher LLP at (202) 955-8653.

Sincerely,

James E. Parsons
Coordinator—Corporate, Finance and Securities Law

cc: Amy Goodman, Gibson, Dunn & Crutcher LLP
Natasha Lamb, Arjuna Capital/Baldwin Brothers, Inc.
DeWitt Sage Jr.
James Gillespie Blaine
Deborah Hawthorn
John Fedor-Cunningham
Danielle Fugare, As You Sow
Martha Davis
Neva Goodwin
Jonathan A. Scott, Singing Field Foundation, Inc.

101886374.5

February 21, 2015

VIA e-mail: shareholderproposals@sec.gov

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Exxon Mobil Corp's January 23, 2015 Request to Exclude Shareholder Proposal of Arjuna Capital/Baldwin Brothers Inc. on behalf of DeWitt Sage Jr., James Gillespie, and Deborah Hawthorn, and by co-filers John Fedor-Cunningham, As You Sow on behalf of Martha Davis, Neva Goodwin, and Singing Field Foundation, Inc.
Securities and Exchange Act of 1934—Rule 14a-8

Dear Sir/Madam:

This letter is submitted on behalf of DeWitt Sage Jr., James Gillespie, and Deborah Hawthorn by Arjuna Capital/Baldwin Brothers Inc., as their designated representative in this matter, and co-filers John Fedor-Cunningham, As You Sow on behalf of Martha Davis, Neva Goodwin, and Singing Field Foundation, Inc. (hereinafter referred to as "Proponents"), who are beneficial owners of shares of common stock of Exxon Mobil Corp (hereinafter referred to as "Exxon" or the "Company"), and who have submitted a shareholder proposal (hereinafter referred to as "the Proposal") to Exxon, to respond to the letter dated January 23, 2015 sent to the Office of Chief Counsel by the Company, in which Exxon contends that the Proposal may be excluded from the Company's 2015 proxy statement under Rule 14a-8(c), Rule 14a-8(i)(3), Rule 14a-8(i)(7), and Rule 14a-8(i)(10).

We have reviewed the Proposal and the Company's letter, and based upon the foregoing, as well as upon a review of Rule 14a-8, it is our opinion that the Proposal must be included in Exxon's 2015 proxy statement because the Proposal clearly and explicitly requests a singular action to be voted on by shareholders, unrelated to the Company's choice of technologies, that is not substantially implemented by Company. Therefore, we respectfully request that the Staff not issue the no-action letter sought by the Company.

Pursuant to Staff Legal Bulletin 14D (November 7, 2008) we are filing our response via e-mail in lieu of paper copies and are providing a copy to Exxon's Coordinator for Corporate, Finance and Securities Law, James Parsons via e-mail at james.e.parsons@exxonmobil.com and Amy Goodman via email at shareholderproposals@gibsondunn.com.

The Proposal:

The Resolved Clause of the Proposal states:

> Shareholders hereby approve, on an advisory basis, Arjuna Capital/Baldwin Brothers' proposal: Exxon Mobil commit to increasing the amount authorized for capital distributions to shareholders through dividends or share buy backs.

The Proposal, the full text of which is available in Attachment A, requests that Exxon Mobil commit to increasing the amount authorized for capital distributions for shareholders in the light of the concerns articulated in the Whereas Clause of the Proposal. The Whereas clause notes that a transformation of the world's energy system is placing pressure on global demand for oil; dramatic production-cost increases have occurred; and Bloomberg, Goldman Sachs and Kepler Cheuvreux's analyses note a "capex crisis" is occurring that raises the risk of stranded assets. The Whereas Clause explains that climate change related risks including decreasing profitability and stranded asset risk associated with capital expenditures on high cost high carbon projects pose a risk to shareholder value.

Analysis:

The Company's letter argues that the Proposal may be excluded under rule 14a-8(c), stating, "The Company may exclude the Proposal from its 2015 Proxy Materials because the Proposal, despite its revisions from the Original Proposal, combines two different shareholder proposals into a single proposal in violation of Rule14a-8(c)."

Specifically, the Company seeks to exclude the Proposal on the grounds that the Proposal contains two distinct proposals: "(i) a proposal to respond to the alleged 'climate change related risks of decreasing profitability and stranded asset risk associated with planned capital expenditures on high cost high carbon projects' (the 'High Carbon Projects Proposal'), and (ii) a proposal to 'commit to increasing the amount authorized for capital distributions to shareholders through dividends or share buy backs'(the 'Increased Capital Distributions Proposal')."

The Company further argues the Proposal may be excluded according to Rule 14a-8(i)(3) as impermissibly vague and indefinite so as to be inherently misleading; according to Rule 14a-8(i)(7) as related to the Company's ordinary business operations; and according to Rule 14a-8(i)(10) as substantially implemented.

The Company's view is inaccurate and we urge the Staff to deny the Company's no action request on the following grounds:

I. Rule 14a-8(c). The Proposal Does Not Constitute Multiple Proposals and the Proponent Responded to the Company's Concern in a Timely and Sufficient Manner.

A. The Proponent Responded to the Company's Concern in a Timely and Sufficient Manner:

The Proponents submitted an initial version of the Proposal on November 25th, 2014. See Attachment B. The Company responded with a Deficiency Notice on December 8th, 2014, stating:

> We believe that the [Original Proposal] constitutes more than one shareholder proposal. Specifically, while parts of the [Original Proposal] relate to `capital expenditures on high cost high carbon projects' or `high cost unconventional projects,' other parts calling for ExxonMobil to commit to increasing the amount authorized for capital distributions to shareholders addresses a separate subject.

The Proponents sent a Response Letter and Revised Proposal on December 12th, 2014, within the 14 day calendar day timeframe requested, stating:

> While we do not agree that the original proposal constitutes more than one shareholder proposal, in an effort of good faith, we have made changes to clarify the intention.

The Revised Proposal clearly places the singular request for action that "Exxon Mobil commit to increasing the amount authorized for capital distributions to shareholders" within the Resolved clause to clearly articulate the action upon which shareholders are requested to vote. See Attachment A.

B. The Proposal is an Explicit Request for Singular Action: The "High Carbon Projects Proposal" Does Not Exist. The Company Fails to Satisfy Its Burden of Persuasion that the Proposal is More than One Proposal.

The Company's assertion that on the one hand the "High Carbon Projects Proposal" exists and that on the other hand the "High Carbon Projects Proposal" is not identified as an action item is at complete odds with the Company's argument that the Proposal contains two different shareholder proposals. The Resolved Clause clearly lays out a request for one distinct and singular action to be taken in light of the articulated risks. Despite this, the Company argues:

> The Proposal appears to suggest that the Company would not be in compliance with the Proposal unless it both reduced its investments in 'high cost high carbon projects' and increased capital distributions to shareholders. Because increasing capital distributions to shareholders is a distinct action from reducing investment in 'high cost high carbon projects,' the Proposal may be excluded under Rule 14a-8(c).

The Company's argument that "the Proposal contains multiple elements requiring separate and distinct actions that do not involve a well-defined unifying concept" is flawed out of the gate, as shareholders are asked to vote on a single action: for "Exxon to commit to increasing the amount authorized for capital distributions." It is standard practice for the logic and rationale for such a requested action to be laid out in the Whereas Clause, as seen in the Proponents' Proposal.

The action requested of the Company, to "commit to increasing the amount authorized for capital distributions," is requested in light of the stated risks. These risks include decreasing profitability and stranded asset risk associated with capital expenditures on high cost high carbon projects, which the Proponent believes are at risk of eroding shareholder value. The Proposal is asking for increased capital distributions to shareholders to be taken in light of these risks and trends, it is not dictating how to implement it. **The Proposal sends a signal that encourages diversion of capital in the form of distributions where appropriate, but is not binding the Company's hand in terms of how to do so.**

To support the Company's argument, the Company refers to SEC decisions where Staff found proposals excludable that listed multiple action items in the Resolved Clause. See *American Electric Power* (avail. Jan 2, 2011) where four action items were listed within the Resolved Clause; See *Duke Energy Corp.* (avail. Feb. 27, 2009) where 3 action items were enumerated within the Resolved Clause; See *PG&E Corp.* (avail. Mar. 11, 2010) where three action items were listed within the Resolved Clause and the Staff noted these three items in their decision, stating that: "In arriving at this position, we particularly note that the proposal relating to license renewal involves a separate and distinct matter from the proposals relating to mitigating risks and production levels." *See also General Motors Corp.* (avail. Apr. 9, 2007) where the proponent states: "The GM Restructuring Proposal is as follows:" and proceeds to list multiple elements requested to restructure the company.

The Proponents' Proposal is distinct from these past proposals, listing a singular action item in the Resolved Clause, upon which the Proponents request the Company act.

The Company makes a technically infeasible argument that the Resolved Clause explicitly requests shareholders approve the entire Proposal including the Whereas Clause and Resolved Clause. The Proponents use standard punctuation to indicate the action item upon which shareholders are expected to vote: a colon. Note that when the Company references the Resolved Clause below, it leaves the colon out of the first statement.

The Company argues:

> The Proposal's resolved clause begins "Shareholders hereby approve, on an advisory basis, Arjuna Capital/Baldwin Brothers' proposal." The reference to the "Arjuna Capital/Baldwin Brothers" proposal indicates that shareholder are being asked to approve more than just the commitment to increasing capital distributed to shareholders; it indicates that the Proposal requests that the Company's shareholders explicitly approve the entire Proposal, including the supporting statement and the lead-in to the resolved clause.

No reasonable reader of the Proposal would conclude the Resolved Clause "indicates that shareholder are being asked to approve more than just the commitment to increasing capital distributed to shareholders," given the use of the colon. Note the use of the colon in the Resolved Clause repeated below:

> Shareholders hereby approve, on an advisory basis, Arjuna Capital/Baldwin Brothers' proposal: Exxon Mobil commit to increasing the amount authorized for capital distributions to shareholders through dividends or share buy backs.

Merriam-Webster defines the use of a colon as such:

> a punctuation mark : used chiefly to direct attention to matter (as a list, explanation, quotation, or amplification) that follows[1]

Further, according to Wikipedia, "A colon is used to explain or start an enumeration....the most common use of the colon is to inform the reader that what follows the colon proves, explains, defines, describes, or lists elements of what preceded it." It is used before a list, before a description, before a definition, or before an explanation.[2] Here, what follows the colon ("Exxon Mobil commit to increasing the amount authorized for capital distributions") describes the element of what preceded it ("Arjuna Capital/Baldwin Brothers' proposal"). The first phrase of the Resolved Clause indicates what shareholders are to do: "Shareholders hereby approve, on an advisory basis, Arjuna Capital/Baldwin Brothers' proposal:." The phrase after the colon describes the proposal to be approved: "Exxon Mobil commit to increasing the amount authorized for capital distributions."

The Proposal is clear as drafted and the Proposal description is clearly the element articulated after the colon. The Proposal does not request "the Company to alter its operations to reduce the Company's participation in "high cost high carbon projects." The Whereas Clause simply lays out investor concerns regarding the erosion of shareholder value for the Company's and shareholders' consideration. **The 'High Carbon Projects Proposal' does not exist.**

---

[1] http://www.merriam-webster.com/dictionary/colon
[2] http://en.wikipedia.org/wiki/Colon_(punctuation)

C. The Requested Action is Explicit, not Implicit. Expressing Multiple Concerns in the Whereas Clause of Proposals is the Norm.

The Proposal at hand explicitly requests the Company take a singular action within the Resolved Clause. All of the cases cited by the Company in an effort to disqualify the Arjuna Capital/Baldwin Brothers Proposal ask for multiple actions within the Resolved Clause, differentiating them from the Proposal. Many of them lay out multiple concerns in the Whereas Clause, but those concerns are not the basis of exclusion by the Staff—they are not Implicit asks. It would be a slippery slope if all concerns articulated in the Whereas Clauses of proposals could be viewed as implicit asks and Proposals in their own right. The implication that anything stated in a Whereas Clause involves an ask would open the flood gates for the majority of proposals being excluded. The Staff needs to be able to draw a clear line. Equally important, shareholder proponents would have no ability to educate other shareholders about the action being proposed, its context, or its importance.

Similar proposals regarding capital distributions have been put before Exxon shareholders and not found excludable by the Staff. These proposals were arguably more complex and laid out multiple concerns in the Whereas Clauses. See *Exxon Mobil Corp.* (avail. March 19, 2007). See *Exxon Mobil Corp.* (avail. Mar.14, 2008).

The 2007 *Exxon* proposal asked stockholders, within the Resolved Clause, to: 1) approve of annually raising the basic dividend rate, 2) but "not approve the Board's very disproportionate use of its free cash flow to repurchase stock relative to the much smaller amount of cash returned to the shareholders in the form of dividends," 3) for "the Board of Directors to provide a more equal ratio of the dollars paid to repurchase stock relative to the dollars paid in dividends by utilizing such devices as special or extra dividends," and 4) that the "policy will not affect the corporation's repurchase of stock..." Dissimilar to the Arjuna Capital/Baldwin Brothers Proposal, the Resolved Clause in the 2007 Exxon proposal contained multiple elements.

The rationale in the Whereas Clause also included multiple elements, describing concerns such as: 1) the variability of free cash flow; 2) significant and disproportionate spending to repurchase stock; and 3) the financial interest of shareholders to secure "a good income." Similarly, the Arjuna Capital/Baldwin Brothers Proposal lays out shareholders' concerns in the Whereas Clause.

In 2008, the Staff upheld another proposal regarding capital returns to shareholders. See *Exxon Mobil Corp.* (avail. Mar.14, 2008). This proposal had structural similarities to the Arjuna Capital/Baldwin Brothers Proposal evidenced by the use of a colon preceding the proposal and multiple concerns expressed in the Whereas Clause.

Specifically, the 2008 proposal addressed Exxon's management and Board's "decisions of retained earnings so as to make a balanced allocation of such money between the return to shareholders and retaining funds for other corporate use." The rationale for a "policy directive, to give due consideration in its decisions" was laid out in the Whereas Clause and included concerns such as: 1) shareholders interests not being protected by management; 2) more equitable sharing of retained earnings; 3) actions seen as weakening shareholders position; and 4) self aggrandizement of the company.

The 2008 proposal then states:

> In view of this disproportionate allocation of retained earnings, between shareholders and management, this proposal asks:

> That the Management and the Board of Directors issue and adopt a policy statement, To Wit, that the ExxonMobil management and Board be bound by this policy directive, to give due consideration in its decisions of retained earnings so as to make a balanced allocation of such money between the return to shareholders and retaining funds for other corporate use.

The precedent for multiple concerns to be expressed in the Whereas Clauses capital distribution proposals strongly supports the Whereas Clause of the Proponents' Proposal.

The Staff decisions outlined by the Company uphold the basis of the Proponents' Proposal and serve to only underline the fact that the Proposal at hand deals with one distinct requested action. See *Regions Financial Corp.* (avail. Feb. 5, 2009) (requesting that the board adopt certain executive compensation practices in light of the company's participation in the Capital Purchase Program established under the Troubled Asset Relief Program). In the *Regions Financial Corp* proposal, the proponent lays out multiple concerns in the supporting statement including: 1) shareholders experiencing financial losses related to problems in the credit markets and economy; 2) the company's participations in the Stabilization's Act TARP program; 3) decisions made by company senior executives; 3) and generous executive compensation plans. These are all distinct concerns, but illustrate the rationale for the proposal.

Likewise, the Arjuna Capital/Baldwin Brothers' Proposal outlines multiple concerns in the Whereas Clause, which lend rationale to the Proposal. Distinct from the *Regions* Proposal, the Arjuna Capital/Baldwin Brothers' Proposal requests one singular course of action for implementation in the Resolved Clause, not the seven actions outlined in the *Regions* Proposal. Regardless, **the Staff's support of this Proposal represents strong basis for supporting the Arjuna Capital/Baldwin Brothers Whereas Clause and Proposal.**

In the *AT&T* proposal highlighted by the Company, multiple components were expressed in the Resolved Clause, again, distinguishing it from the Arjuna Capital/Baldwin Brothers' Proposal. But, similar to the *Regions* proposal, multiple concerns were outlined in the supporting statement including: 1) excessive compensation; and 2) the creation of long-term corporate value. See *AT&T Wireless Services, Inc.* (avail. Feb. 11, 2004) (requesting that the compensation committee implement an executive compensation program, including various limits on executive compensation).

Further, the Proposal is not comparable the *Duke Energy* proposal (avail. Feb. 27, 2009) or the *General Motors Corp.* proposal (avail. Apr. 9, 2007) highlighted by the Company. Both of these proposals lay out multiple action items in the Resolved Clause to be voted upon by shareholders, not the singular action laid out in the Arjuna Capital/Baldwin Brothers Proposal.

To conclude, the "High Carbon Projects Proposal," as coined by the Company does not exist, and the Company's flawed punctuation argument does not support its existence, but instead negates it. The Proposal's reference to multiple concerns within the Whereas Clause related to the risks faced by the Company is not a basis for exclusion as evidenced by the convention upheld in prior proposals.

II. Rule 14a-8(i)(3). The Proposal is not excludable under Rule 14a-8(i)(3) because shareholders and the Company can, with reasonable certainty, determine the action requested.

A. The Action Sought by the Proposal is Clear: To Commit to Increasing the Amount Authorized for Capital Distributions to Shareholders

A proposal is only excludable under Rule 14a-8(i)(3) if "the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." [Staff Legal Bulletin No. 14B (Sept. 15, 2004)("SLB 14B")]. Further "staff will concur in the company's reliance on rule 14a-8(i)(3) to exclude or modify a proposal or statement only where that company has demonstrated objectively that the proposal or statement is materially false or misleading. If the Company is unable to discharge their burden then the proposal must be included. *Prudential Financial Inc.* (February 18, 2011).

Any reasonable shareholder would understand both the concerns voiced in the Whereas Clause and the matter on which he/she/it is being asked to vote in the Resolved Clause. The Proposal is not seeking to implement complex policies. It is seeking one singular and explicit action given the articulated risks: to return more capital to shareholders.

Similar proposals, highlighted above, regarding capital distributions have been put before Exxon shareholders and not found excludable by the Staff as vague or indefinite. In fact, arguably more complex return of capital proposals were submitted to Exxon in 2007 and 2008 and put before shareholders. See *Exxon Mobil Corp.* (avail. March 19, 2007) and *Exxon Mobil Corp.* (avail. Mar. 14, 2008).

The Company cites *Dyer v. SEC*, 287 F.2d 773, 781 (8th Cir. 1961) as an example of a "vague and indefinite" proposal that is "impossible for either the board of directors or the stockholders at large to comprehend precisely what the proposal would entail." In this case, the proposal requests, "that the company try to do a little better in its stockholder relations" and create a separate corporation office. The SEC found "the functions and purposes of the office to be created are left completely undefined in the proposal." The Dyer proposal is distinct from the Arjuna Capital/Baldwin Brothers Proposal, as it uses vague language: "try to do a little better." The Arjuna Capital/Baldwin Brothers Proposal clearly articulates the action upon which shareholders are asked to vote: increasing the amount authorized for capital distributions.

The Company further cites *Capital One Financial Corp.* (avail. Feb 7, 2003)(concurring with the exclusion of a proposal under Rule 14a-8(i)(3) where the company argued that its shareholders " would not know with any certainly what they are voting on, either for or against."). The Proposal at issue failed to provide basic guidance, including for instance, what time frame the Board should consider when assessing whether a Board member had received greater than $60,000 remuneration from the company. The *Capital One* proposal is again distinct from the Arjuna Capital/Baldwin Brothers Proposal, as the actions required by the Company are vaguely defined.

The Company cites *Fuqua Industries, Inc.* (avail. Mar. 12, 1991), *Northrop Corp.* (avail. Mar. 2, 1990), *Verizon Communications Inc.* (avail. Feb 21, 2008), and *General Motors Corp.* (avail. Apr. 2, 2008) to question whether or not the companies could determine the actions required to implement the proposals. Of note, Fuqua and Northrop both have complicated and multi-element Resolved Clauses and *General Motors Corp.* (avail. Apr. 2, 2008) has a complicated Resolved Clause. The complicated and multi-element nature of the Resolved Clauses makes these proposals distinct from the Arjuna Capital/Baldwin Brothers Proposal. In *Fuqua Industries, Inc.*, the proposal failed to define what was meant in prohibiting large shareholders from "compromising" the ownership of other shareholders, leaving shareholders unable to determine with reasonable certainty what they were voting on. In *Northrop Corp.*, a proposal requiring appointment of a qualified director who was a prior employee failed to, among other issues, indicate whether the director should be elected or nominated, as required by previous SEC decisions requiring proposals to specify the means by which Board members are to be appointed or removed. In *Verizon Communications Inc.*, (Feb. 2008), a proposal related to the compensation of senior executives, the proposal included internally inconsistent formulas, a fact set not relevant to this Proposal. In *General Motors Corp.* it was unclear what "six year period" was referred to in the Proposal, leading shareholders to have reasonably inconsistent interpretations of that term. In contrast, the Arjuna Capital/Baldwin Brothers Proposal clearly and simply states the action to be voted on. Therefore, the action taken by the Company to implement the Proposal could not possibly be "different from the actions envisioned by shareholders voting on the proposal."

Additionally, the Proposal at hand does not reference the "alternative standards" cited by the Company in *AT&T*. See *AT&T Inc.* (avail. Feb. 21, 2014). **There are not "multiple reasonable interpretations" that can be applied to increasing the amount authorized for capital distributions.** In contrast to the *AT&T* proposal where there were questions over the terms "moral" and "ethical" and the "controversial nature of 'privacy rights…protected by the U.S. Constitution,'" no further interpretation or explanation is required to understand the action requested of Exxon to increase the amount authorized for capital distributions.

B. Providing Discretion to the Board of Directors Regarding Implementation of a Proposal Does Not Make the Terms Vague and Indefinite.

i. The Proposal was Written For Consistency with Rule 14a-8(i)(13), which Bars a Mandatory Formula in Proposals Requesting A Dividend Policy

As this is a proposal on dividends/capital distributions, the Proponents clearly followed the letter of the law and Staff precedent, as it is essential the Proposal be written to be compliant with Rule 14a-8(i)(13). The Company's argument incorrectly assumes that unless a method of implementation is provided, the Proposal is vague and indefinite. The Company's assertions that the Proposal could require alternative interpretations, such as taking on additional debt or benchmarking the proposed increase in the Company's dividend to stranded assets and capital expenditures is not legally plausible or permissible.

Proxy rules do allow shareholders to request a policy to increase dividends, but they preclude inclusion of a formula for issuing dividends, and instead require sufficient leeway for management decisions as to how and when dividends will be issued. Rule 14a-8(13) provides that a Proposal is excludable if it "relates to specific amounts of cash or stock dividends," and proposals that seek "forms, methods or procedures" of dividend payments are also excludable. *Sonoma West Holdings, Inc.* (August 17, 2000). Numerous staff decisions have interpreted requests for benchmarking dividends or share buybacks to specific considerations as entailing prohibited formulas.

The Division of Corporation Finance (the "Division") has consistently permitted the exclusion of shareholder proposals under Rule 14a-8(i)(13) that can be construed as a formula. *Safeway, Inc.* (March 4, 1998)(proposal for dividend of at least 30% of earnings each year, excludable); *St. Jude Medical, Inc.* (March 23, 1992) (proposal for annual cash dividend in amount not less than income received in form of dividends and interest from "investment capital or otherwise," excludable).

In *Duke Energy Corp.* (Jan. 9, 2002) the Staff found a proposal excludable asking *Duke Energy* to "distribute earnings more equitably, to include dividend increases for shareholders by adjusting, e.g. investments for growth, or executive salary increases and awards, so that shareholders may benefit in a more fungible way (i.e. higher dividends with higher profits and/or higher executive compensation) from the company's success" to "amount to a formula that would result in a specific dividend amount." The following year a proposal was submitted and not found excludable by the Staff at *Duke Energy Corp.* (January 10, 2003) that requested the company "re-examine present policies for establishing annual dividend yield," without stating a method of re-examination. See *Duke Energy Corporation* (January 10, 2003).

If the Proponents were to have submitted an alternative construction and prescribed an exact formula for capital distributions, the Proposal would surely be impermissible under the proxy rule. The interpretations hypothesized by the Company that go beyond a dividend/capital distribution proposal could amount to a formula or procedure for dividend payments, and therefore would be excludable. Proponents purposely left the method of implementation of the dividend/capital distribution policy to the discretion of the Directors, in accordance with Rule 14a-8(i)(13), as reflected by the Proposal, which does not contain or request such formulas or procedures. **The Proponent expects the Company to take the prescribed action of committing "to increasing the amount authorized for capital distributions" in the way it sees fit.**

Proponents purposely leave the method of implementation of increasing the amount authorized for capital distributions to the discretion of the Company, in accordance with proxy rules. The Proposal allows the Company's discretion to determine how to implement its dividend/capital distribution policy consistent with the Proposal's request for the capital distribution to be issued "in light of" the stated risks. The Company describes the multiple ways that the Company could increase the amount authorized for capital distributions. The Proponent understands that this is and should be precisely the case: that the Company's Board and Management have the authority to make strategic decisions and not be micro-managed by shareholders. An array of actions by the Board could be taken consistent with the Proposal, but none are dictated. Providing discretion to the Company regarding implementation does not make the entire Proposal vague and indefinite. Shareholders do not need to understand how the Board will implement a policy increasing capital distributions, what they are voting on is whether the Board should increase capital distributions in light of the stated risks.

It cannot be reasonably concluded that shareholders or the Board would be unable to ascertain with reasonable certainty the action the Proposal requires. The Resolved Clause allows stockholders voting on the Proposal to determine with reasonable certainty the action the Proposal requires. The Company argues "it is impossible for stockholders to determine exactly what actions the Proposal intends the Company to take with respect to such 'high cost, unconventional projects' to implement the proposed policy and dividend increase." The Proposal is not requesting any action be taken in that regard. **A single and clear action is being put before shareholders: "to commit to increasing the amount authorized for capital distributions."**

The Proposal is clear as drafted. Shareholders and the Board can determine with certainty what is being requested. The Company's attempt to add ambiguity by asserting various ways in by which Board might accomplish this goal is unavailing.

i. A Proposal May Permissibly Leave Implementation of a Proposal to the Discretion of the Board

Not only does Rule 14a-8(i)(13) require that any formula for dividends be left up to the Board, but it is also permissible under Rule 14a-8(i)(3) rulings on dividends-related proposals to leave substantial discretion for implementation with the company. With regard to dividends related proposals, the present Proposal is on par with other Rule 14a-8(i)(3) precedents where substantial discretion was left to the company to determine the specific actions required. In *Potlatch Corporation*, (February 18, 2003) the proposal requested a policy report that "should address the substantial ownership of Potlatch shares by members of the extended Weyerhaeuser family, "without further defining "extended family" and was not excludable. Similarly, in *Duke Energy Corporation* (January 10, 2003) a proposal that requested the company "re-examine present policies for establishing annual dividend yield," without stating method of re-examination was upheld by Staff. The company unsuccessfully argued that the Board could merely continue its practice of "examining" the dividend policy by its action of declaring a quarterly dividend, or alternatively, the proposal might require the Board to conduct and report the results of a comprehensive financial study involving market analysis and financial projections. In *Burlington Northern Santa Fe Corp.* (February 6, 1998) a proposal was not found excludable that sought a "dividend policy that incorporates performance benchmarks" in which the company argued that the "performance based goals" advocated by the Proposal was a broad and indefinite term such that shareholders would not know if they were voting on a proposal with the effect of increasing dividends, decreasing dividends, or creating a very volatile dividend payout. In *Global Marine Inc.* (February 21, 1995) a proposal regarding adoption of a dividend policy linking dividend cuts to a freeze on salary increases and stock options was upheld although the company argued that it was unclear whether "cut" meant "reduced," "eliminated" or something else entirely. The Proposal further did not specify whether it applied to all of the Corporation's employees or only a specific group of such employees.

As demonstrated by each of these cases, which were not found excludable under Rule 14a-8(i)(3), the Staff gives a wide berth to proposals on dividends that grant flexibility to the Board of Directors in determining how to implement measures or action on dividends. This allows the Board of Directors to use their discretion and knowledge of the Company's particular circumstances in implementing the Proposal in the best interests of shareholders.

C. The Supporting Statement, which Provides an Explanation for the Increase in Capital Distributions, is Related to the Proposal

Prior Staff decisions have found that a Supporting Statement is not excludable under Rule 14a-8(i)(3) unless the terms of the proposal and Supporting Statement are inconsistent. For instance, in *General Electric Inc.*, January 30, 2013, the Supporting Statement of the proposal referred to a number of issues including indexation and dividends while the Resolved Clause referred to having a "minimum of two candidates for each Board seat." Despite referring to issues other than the subject of the resolved clause, the Whereas Clauses informed the need set forth in the Resolved Clause and were found not inconsistent and therefore not excludable.

The Company references the case of *General Electric Company* (avail. Jan. 30, 2013) to draw a distinction between a proposal with a "broad, rambling supporting statement" accompanied by "a narrowly focused proposal indicated by 'this proposal recommends'" and the Arjuna Capital/Baldwin Brothers Proposal. The Staff did not find the *GE* proposal excludable on the basis of a diverse supporting statement. Again, Exxon relies on the argument that in the case of the Arjuna Capital/Baldwin Brothers Proposal "shareholder approval of the Proposal is meant to serve as shareholder affirmation of the Proposal's supporting statements." This argument can only be made when one ignores the common use and definition of the colon. **As in the case of *GE*, the Proposal is clearly articulated in the Resolved Clause with the colon indicating that the "Arjuna Capital/Baldwin Brothers' proposal" is that "Exxon Mobil commit to increasing the amount authorized for capital distributions."** As is common to shareholder proposals, a Supporting Statement is "meant to inform the resolved clause" or, indeed, support it. This is not an exotic convention. It is a place for shareholders to express concerns and a basis for why they think a company should take a distinct action. The rationale for the action is distinct from the requested action. However, the Supporting Statement is not the Proposal, which in this case, asks for a singular, easy-to-understand, and explicit action to be put before shareholders.

The cases relied on by the Company are distinguishable from the current Proposal. The Company lists several proposals where "the supporting statement and the proposal were inconsistent or unrelated." See *Limited Brands Inc.* (avail. Feb. 29, 2012); *SunTrust Banks, Inc.* (avail. Dec. 31, 2008); *Jefferies Group, Inc.* (avail. Feb 11, 2008, recon., denied Feb 25, 2008); and *The Ryland Group, Inc.* (avail. Feb. 7, 2008). **Applying the basis of these decisions to the Arjuna Capital/Baldwin Brothers proposal is illogical.**

The *Limited Brands* proposal was found excludable because the proposal was not consistent and mutually exclusive, looking to ban accelerating vesting, but providing for it in certain circumstances. The *Jefferies Group* proposal was found excludable as well, with the Company arguing it was unclear as to whether "Management" or the board should act; that the "single advisory vote" being sought by the Proposal was unclearly defined; and that the meaning of "supported by Company management" was unclear. The Supporting Statement was inconsistent because the requests in the Supporting Statement and the Proposal could not both be achieved. The supporting statement contained a request for a single vote that covered two separate topics that might be answered very differently: 1) whether decisions on compensation were adequately explained and 2) whether decisions on compensation were in the best interests of shareholders. The *Sun Trust Banks* proposal was found excludable due to inconsistency in time frames. The *Ryland Group* proposal was found excludable, with the Company arguing the advisory resolution sought "an advisory vote on two sections of the Company's proxy statement" and had an "indefinite meaning."

In all of these cases, there are clear distinctions that differentiate the Arjuna Capital/Baldwin Brothers Proposal. There is no inconsistency about the action sought and the Supporting Statement as there is with *Limited Brands* and *Jefferies Group*. There is no inconsistency in time frames, as with the *SunTrust Banks* proposal. Further, there is no question as to the meaning of the Proposal, as with *Ryland Group*. **The action sought is singular, explicit, and clearly articulated in the Resolved Clause.**

Here, the Proposal includes a Whereas Clause, which details the factors that make the oil industry particularly vulnerable to a downturn in demand, leading to increasing risk to shareholder capital. The Proposal requests that the Company address this increasing risk through a particular measure: committing to increasing capital distributions to shareholders. The Whereas Clause provides an explanation for the request by the shareholders. There is no inconsistency between the Whereas Clause and the Resolved Clause.

Contrary to the Company's assertions, the Proposal does not request action regarding the Company's project selection. A vote in favor of the Proposal will lead to only one outcome, the commitment to increase capital distributions. The Whereas Clause and the Proposal are not inconsistent and are capable of being understood by reasonable shareholders. Accordingly, both the Whereas Clause and Resolution should be included in the proxy report.

III. Rule 14a-8(i)(7). The Proposal Does Not Concern the Company's Choice of Technologies and Does Not Seek to Micro-Manage the Company.

In 1998, the Commission explained:

> The policy underlying the ordinary business exclusion rests on two central considerations. The first relates to the subject matter of the proposal. Certain tasks are so fundamental to management's ability to run a company on a day to-day basis that they could *not,* as a practical matter, be subject to direct shareholder oversight. Examples include the management of the

> workforce, such as the hiring, promotion, and termination of employees, decisions on production quality and quantity, and the retention of suppliers.
>
> The second consideration relates to the degree to which the proposal seeks to "micro-manage" the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment. This consideration may come into play in a number of circumstances, such as where the proposal involves intricate detail, or seeks to impose specific time-frames or methods for implementing complex policies.

Exchange Act Release No. 34-40018 (May 21, 1998) (the"1998 Release").

A. The Proposal is not Suggesting Alternative Technologies or Prescribing Formulas

Consequently, a key issue for consideration in determining the permissibility of a proposal is its subject matter. Counter to the Company's assertion, the Proposal does not request "that the Company reduce its expenditures in 'high cost high carbon projects'" so as to "relate to the Company's choices of processes and technologies used in its projects." As laid out above, the Proposal explicitly asks for the singular action, that "Exxon Mobil commit to increasing the amount authorized for capital distributions."

The Company argues that the Proposal "may be seen as requesting a change in the Company's policies concerning returning capital to shareholders in order to effect a change in the operational projects pursued by the Company." This is not the action requested by the Proponent and any changes enacted concerning "operational projects" are put to the Company's discretion.

The Proposal is not suggesting alternative technologies or prescribing formulas. There is no specific formula prescribed for increasing the amount authorized for capital distributions. That decision is left to the Company, distinguishing the Proposal from *Pfizer Inc.* (avail. Feb. 4, 2005) (concurring with the exclusion under Rule14a-8(i)(7) that the Company use funds for dividends instead of for share repurchases).

B. The Proposal's Reference to High Cost High Carbon Projects Addresses a Significant Policy Issue

To the extent that the Proposal touches upon issues of technology choice in the Whereas Clause, it does so entirely concurrent with a significant policy issue, solutions for addressing climate change. In numerous instances, the Staff has made it clear that when a proposal touches upon choices of technologies, if the subject matter relates to climate change related risks, the proposal is not excludable. For instance, in *Dominion Resources, Inc.* (Feb. 27, 2014) the Staff found a proposal on biomass technology was not excludable because it focused on the significant policy issue of climate change. The *Dominion* proposal related to a choice of technologies -- requesting analysis of the role of the company's use of biomass technologies in climate mitigation. Similarly, in *DTE Energy* (January 26, 2015) the proposal requested that the company consider the role of distributed low carbon energy versus centralized energy generation, and the role it may play in the company's climate mitigation strategy. In both instances, the prevalence of the technology choice as part of the public policy debate made the proposal not excludable under Rule 14a-8(i)(7). The same prevalence of debate is certainly true with regard to the extraction and utilization of unconventional fossil fuel sources. As explained in the proposal, a credible path toward decarbonization to control climate change will threaten the highest cost fossil fuel sources first, namely the unconventional fossil fuel sources discussed in the Whereas Clauses. Thus, to the extent the proposal touches upon the company's technology choices, it is not excludable under Rule 14a-8(i)(7) because it is addressing a significant policy issue.

C. We do not seek to Micro-Manage how the Company would Implement the Proposal

Proponents do not dispute the fact that reducing the company's participation in "high cost high carbon projects" is a different action from "increasing the amount authorized for capital distributions." Proponents do not seek to micro-manage how the Company would implement the Proposal, but ask instead for the Company to act in light of the articulated risks. The Company argues that the Company could satisfy the Proposal through taking multiple actions. The choice of how to implement the Proposal is left to the Company's discretion. **The Proposal is not seeking to implement complex policies. It is seeking one singular and explicit action in the context of the articulated risks.**

IV. Rule 14a-8(i)(10). The Company has Not Substantially Implemented the Proposal

The Commission has stated that exclusion "is designed to avoid the possibility of shareholders having to consider matters which have already been favorably acted upon by the management..." Exchange Act Release No. 12,598 (1976). Accordingly, the Staff has indicated that "a determination that the company has substantially implemented the proposal depends upon whether (the company's) particular policies, practices and procedures compare favorably with the guidelines of the proposal" *Texaco, Inc.* (March 28, 1991).

In order for the Company to meet its burden under the rule, it must clearly demonstrate that the Company's actions satisfy both the proposal's core concerns and its key elements. See, e.g. *The Southern Company* (March 16, 2011); *The Coca-Cola Co.* (January 19, 2004) (proposal seeking direct access to data while company only offering a public report of a third party); *3M Company* (March 2, 2005) (proposal seeking implementation on eleven principles relating to human and labor rights in China not substantially implemented despite company's comprehensive policies and guidelines); *ConocoPhillips* (January 31, 2011) (company report on "Steps the Company has taken to reduce the risk of accidents" did not substantially implement a proposal that sought a report that described the Board's oversight of safety when the company only made passing reference to the Board's role in this area).

A. The Company's "Strategy" Does Not Implement the Proposal. Capital Distributions have Fallen for Two Years.

The Company states that its "capital allocation approach and procedure consist of three elements that substantially implement the Proposal." The Company prioritizes potential spending on capital projects as the first order of business: "When determining how to deploy capital, the Company first conducts a rigorous analysis of available capital projects." The second order of business, or priority, is "After investing in the projects described above, the Company allocates additional capital to paying a sustainable and growing cash dividend to its shareholders." The Company also points to growing "total annual dividend-per-share payments to shareholders…for over 32 consecutive years." The third stated priority "after investing in attractive business opportunities and paying a sustainable and growing cash dividend" is to distribute "surplus liquidity to shareholders via share repurchases."

The Company has not substantially implemented the Proposal to "commit to increasing the amount authorized for capital distributions to shareholders through dividends or share buy backs." **In fact, total net capital distributions to shareholders through dividends and share repurchases/issuance have fallen -13% and -9% in 2013 and 2014 respectively from approximately $30.9 billion in 2012 to**

$24.4 billion in 2014,[3] and Q1 2015 share repurchases have most recently been cut from $3 billion in Q4 2014 to $1 billion in the current quarter.

The Company argues that its "long-standing capital allocation strategy" precisely matches the policy requested by the Proposal." This is false for the reasons listed above, as the action proposed to increase the amount authorized for capital distributions to shareholders has not been substantially implemented for the last two years, nor in the current quarter.

The Company further argues "the Staff previously has concurred with the exclusion of proposals that pertained to the Company's decision to distribute capital to shareholders where the company had already addressed each element requested in the proposal citing *General Electric Co.* (Recon.) (avail. Feb. 29, 2012) (concurring in the exclusion under Rule 14a-8(i)(10) of a proposal requesting that the board "reexamine the company's dividend policy and consider special dividends" after the board stated that it had formally reexamined the company's dividend policy and considered special dividends).

To be clear, the Proponent's Proposal and the *General Electric Co.* proposal are distinct requests and the logic stated in the General Electric Co. letter does not apply to the Proponent's Proposal. The Proponents Proposal is not seeking a re-examination of dividend policy, but a commitment to increase the amount authorized for capital distributions. In response to the *General Electric Co.* proposal, the Board held a meeting and essentially implemented the Proposal and "formally reexamined the Company's dividend policy in connection with its review of the Company's capital allocation policy, and considered special dividends as a means of providing returns to shareowners." *General Electric Co.* argued, the Board "formally considered...the Submission's essential objective—having the Board "re-examine" the Company's dividend policy and 'consider' special dividends" in the meeting. Exxon has not fulfilled the Proposal's "essential objective" to "commit to increasing the amount authorized for capital distributions" plain and simple.

B. Past Actions Do Not Satisfy the Current Proposal.

In order for the Company to meet its burden under the rule, it must clearly demonstrate that it has substantially implemented the proposal. **The Company leans on a policy that "has in fact been pursued successfully over many decades" as a reason not to take current action or allow shareholders to vote on this important issue.** As noted previously, the amount authorized for capital distributions has fallen for the past two years and in the current quarter.

The Company's argument that its "long-standing capital allocation strategy" substantially implements the Proposal is insufficient to meet the Company's burden on its face, as the Proposal is not calling for the issuance of a "strategy," but an action to commit to increasing capital distributions, which it has not done for the last two years. The Company also leans on its ability to "grow its cash dividend over the past 32 years," a backward looking argument. Further, the Company bases its argument on a single mechanism for "increasing the amount authorized for capital distributions": dividends, ignoring net share repurchases and total capital distributed to shareholders. If the Company's argument is that the Proposal will be substantially implemented in the future, the Staff has been clear that future reports cannot satisfy the rule. *The J.M. Smucker Company* (May 9, 2011).

For all of these reasons, we contend that the Company has not met its burden of demonstrating that it has substantially implemented the Proposal. Specifically, its failure to commit to increasing capital

[3] JP Morgan https://jpmm.com/research/content/GPS-1616994-0

distributions over the last two years provides evidence that the Company has not acted favorably on this issue, nor have its actions satisfied our core concern and the Proposal's key element. Accordingly, we respectfully urge the Staff to reject the Company's arguments.

Conclusion

In conclusion, we respectfully request the Staff to inform the Company that Rule 14a-8 requires a denial of the Company's no-action request. As demonstrated above, the Proposal is not excludable under Rule 14a-8. In the event that the Staff should decide to concur with the Company and issue a no-action letter, we respectfully request the opportunity to speak with the Staff in advance.

Please contact me at (978) 578-4123 or natasha@arjuna-capital.com with any questions in connection with this matter, or if the Staff wishes any further information.

Sincerely,

Natasha Lamb
Director of Equity Research & Shareholder Engagement
Arjuna Capital

cc: James Parsons via e-mail at james.e.parsons@exxonmobil.com
Coordinator for Corporate and Securities Law
Exxon Mobil Corporation

Amy Goodman via email at shareholderproposals@gibsondunn.com
Gibson, Dunn & Crutcher LLP

Attachment A: Revised Proposal

Capital Distributions

WHEREAS:

In the face of global climate change, we believe investor capital is at risk from capital expenditures on high cost, high carbon projects.

Recognizing the risks of climate change, global governments have agreed "the increase in global temperature should be below 2 degrees Celsius." The International Energy Agency (IEA) states that, "No more than one-third of proven reserves of fossil fuels can be consumed prior to 2050 if the world is to achieve the 2° C goal."

The IEA forecasts global oil demand will peak by 2020, further stating, "once a credible path towards decarbonisation is in place, projects at the higher end of the supply cost curve, particularly those that feature both long lead times and relatively high carbon-intensity, face significantly higher commercial and regulatory hazards."

Massive production-cost inflation over the past decade has made the industry particularly vulnerable to a downturn in demand.

- According to Bloomberg, capital expenditures by the largest oil companies has risen five-fold since 2000, yet overall industry production is nearly flat.
- Goldman Sachs notes in the past two years no major new oil project has come on stream with production costs below 70 dollars per barrel, with most in the 80-100 dollar range, raising the risk of stranded, or unprofitable, assets.
- Kepler Cheuvreux declares a "capex crisis" as companies invest in higher cost, higher carbon unconventional crude to stem conventional crude decline rates. Since 2005, annual upstream investment for oil has increased 100 percent, while crude oil supply has increased 3 percent.

Given growing global concern over climate change and actions to address it, investment analysts indicate companies may not be adequately accounting for or disclosing downside risks that could result from lower-than-expected demand for oil and cost competitive renewables.

- HSBC reports the equity valuation of oil producers could drop 40 to 60 percent under a low carbon consumption scenario.

Investors are concerned Exxon Mobil is not preparing for a low demand scenario and that potential and planned capital expenditures on high cost high carbon projects are at risk of eroding shareholder value. Our Company has said this scenario is "highly unlikely" stating, "the world will require all the carbon-based energy that ExxonMobil plans to produce during the Outlook period."

According to Carbon Tracker Initiative (CTI), 39 percent of Exxon Mobil's potential capex spend through 2025 requires an oil price of 95 dollar per barrel to be economical, and 17 percent requires a price of 115 dollar per barrel. By the end of 2025, CTI expects high cost projects to represent 35 percent of our Company's potential future production.

In light of the climate change related risks of decreasing profitability and stranded asset risk associated with planned capital expenditures on high cost high carbon projects, be it **RESOLVED:**

Shareholders hereby approve, on an advisory basis, Arjuna Capital/Baldwin Brothers' proposal: Exxon Mobil commit to increasing the amount authorized for capital distributions to shareholders through dividends or share buy backs.

Attachment B: Original Proposal

Capital Distribution/Carbon Asset Risk

WHEREAS:

In the face of global climate change, we believe investor capital is at risk from capital expenditures on high cost, high carbon projects.

Recognizing the risks of climate change, global governments have agreed "the increase in global temperature should be below 2 degrees Celsius." The International Energy Agency (IEA) states that, "No more than one-third of proven reserves of fossil fuels can be consumed prior to 2050 if the world is to achieve the 2° C goal."

The IEA forecasts global oil demand will peak by 2020, further stating, "once a credible path towards decarbonisation is in place, projects at the higher end of the supply cost curve, particularly those that feature both long lead times and relatively high carbon-intensity, face significantly higher commercial and regulatory hazards."

Massive production-cost inflation over the past decade has made the industry particularly vulnerable to a downturn in demand.

- According to Bloomberg, capital expenditures by the largest oil companies has risen five-fold since 2000, yet overall industry production is nearly flat.
- Goldman Sachs notes in the past two years no major new oil project has come on stream with production costs below 70 dollars per barrel, with most in the 80-100 dollar range, raising the risk of stranded, or unprofitable, assets.
- Kepler Cheuvreux declares a "capex crisis" as companies invest in higher cost, higher carbon unconventional crude to stem conventional crude decline rates. Since 2005, annual upstream investment for oil has increased 100 percent, while crude oil supply has increased 3 percent.

Given growing global concern over climate change and actions to address it, investment analysts indicate companies may not be adequately accounting for or disclosing downside risks that could result from lower-than-expected demand for oil and cost competitive renewables.

- HSBC reports the equity valuation of oil producers could drop 40 to 60 percent under a low carbon consumption scenario.

Investors are concerned Exxon Mobil is not preparing for a low demand scenario and that potential and planned capital expenditures on high cost high carbon projects are at risk of eroding shareholder value. Our Company has said this scenario is "highly unlikely" stating, "the world will require all the carbon-based energy that ExxonMobil plans to produce during the Outlook period."

According to Carbon Tracker Initiative (CTI), 39 percent of Exxon Mobil's potential capex spend through 2025 requires an oil price of 95 dollar per barrel to be economical, and 17 percent requires a price of 115 dollar per barrel. By the end of 2025, CTI expects high cost projects to represent 35 percent of our Company's potential future production.

RESOLVED: Shareholders hereby approve, on an advisory basis, Arjuna Capital/Baldwin Brothers' proposal: In light of the climate change related risks of decreasing profitability and stranded asset risk associated with planned capital expenditures on high cost unconventional projects, Exxon Mobil commit to increasing the amount authorized for capital distributions to shareholders through dividends or share buy backs.

Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039-2298
972 444 1478 Telephone
972 444 1488 Facsimile

James E. Parsons
Coordinator
Corporate Securities & Finance

ExxonMobil

January 23, 2015

VIA E-MAIL
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Exxon Mobil Corporation*
Shareholder Proposal of Arjuna Capital/Baldwin Brothers, Inc. on behalf of DeWitt Sage Jr., James Gillespie Blaine, and Deborah Hawthorn, and by John Fedor-Cunningham, As You Sow on behalf of Martha Davis, Neva Goodwin, and Singing Field Foundation, Inc.
Securities Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that Exxon Mobil Corporation (the "Company") intends to omit from its proxy statement and form of proxy for its 2015 Annual Meeting of Shareholders (collectively, the "2015 Proxy Materials") a shareholder proposal (the "Proposal") and statements in support thereof submitted by Arjuna Capital/Baldwin Brothers, Inc. ("Arjuna") on behalf of DeWitt Sage Jr., James Gillespie Blaine, and Deborah Hawthorn, and by John Fedor-Cunningham, As You Sow on behalf of Martha Davis, Neva Goodwin, and Singing Field Foundation, Inc. (collectively with Arjuna, the "Proponents")

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2015 Proxy Materials with the Commission; and

- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponents that if the

Proponents elect to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal (revised as discussed below) states:

> In light of the climate change related risks of decreasing profitability and stranded asset risk associated with planned capital expenditures on high cost high carbon projects, be it **RESOLVED:**
>
> Shareholders hereby approve, on an advisory basis, Arjuna Capital/Baldwin Brothers' proposal: Exxon Mobil commit to increasing the amount authorized for capital distributions to shareholders through dividends or share buy backs.

The supporting statements to the Proposal begin by stating that "in the face of global climate change, we believe investor capital is at risk from capital expenditures on high cost, high carbon projects." The statements further claim that "[i]nvestors are concerned Exxon Mobil is not preparing for a low demand scenario and that potential and planned capital expenditures on high cost high carbon projects are at risk of eroding shareholder value."

A copy of the Proposal (revised as discussed below), the statements in support thereof and related correspondence from the Proponent is attached hereto as Exhibit A.

BASES FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2015 Proxy Materials pursuant to:

- Rule 14a-8(c) because the Proponents have submitted more than one shareholder proposal for consideration at the 2015 Annual Stockholders' Meeting and, despite proper notice, have failed to correct this deficiency;
- Rule 14a-8(i)(3) because the Proposal is impermissibly vague and indefinite so as to be inherently misleading;
- Rule 14a-8(i)(7) because the Proposal relates to the Company's ordinary business operations; and

- Rule 14a-8(i)(10) because the Company has substantially implemented the Proposal.

BACKGROUND

The Proponents submitted an initial version of the Proposal (the "Original Proposal") to the Company on November 25, 2014 via email, which the Company received on November 25, 2014. *See* Exhibit B. The Original Proposal stated:

> **RESOLVED:** Shareholders hereby approve, on an advisory basis, Arjuna Capital/Baldwin Brothers' proposal: In light of the climate change related risks of decreasing profitability and stranded asset risk associated with planned capital expenditures on high cost unconventional projects, Exxon Mobil commit to increasing the amount authorized for capital distributions to shareholders through dividends or share buy backs.

After reviewing the Original Proposal, the Company sent a deficiency notice via overnight delivery service to Arjuna, who had been identified as the point of contact for correspondence with the Proponents, on December 8, 2014 (the "Deficiency Notice," attached hereto as Exhibit C). *See* Exhibit C. The Deficiency Notice expressly identified that the Original Proposal contained two proposals, stating, "We believe that the [Original Proposal] constitutes more than one shareholder proposal. Specifically, while parts of the [Original Proposal] relate to 'capital expenditures on high cost high carbon projects' or 'high cost unconventional projects,' other parts calling for ExxonMobil to commit to increasing the amount authorized for capital distributions to shareholders addresses a separate subject." Exhibit C. The Deficiency Notice further noted that the Proponents could correct this procedural deficiency by indicating which proposal they desired to submit and which proposal they desired to withdraw and stated that the Commission's rules require any response to the Deficiency Notice to be postmarked or transmitted electronically no later than 14 calendar days from the date the Deficiency Notice is received. The Deficiency Notice included a copy of Rule 14a-8 and Staff Legal Bulletin No. 14F (Oct. 18, 2011) ("SLB 14F").

In a December 12, 2014 email, Arjuna responded to the Deficiency Notice on behalf of the Proponents (the "Response Letter," attached hereto as Exhibit D). *See* Exhibit D. The Response Letter included a revised proposal (which revised proposal we have referred to as the Proposal throughout this letter). The Proposal made the following changes to the Original Proposal: (i) it changed the title of the proposal from "Capital Distribution/Carbon Asset Risk" to "Capital Distributions;" (ii) it moved the phrase "**RESOLVED:** Shareholders hereby approve, on an advisory basis, Arjuna Capital/Baldwin Brothers' proposal" so that the phrase appeared after, rather than before, the phrase "In light of the climate change related risks of decreasing profitability and stranded asset risk associated with planned capital expenditures on high cost unconventional projects;" and (iii) it inserted a line break prior the word "**RESOLVED.**"

As of the close of business on January 23, 2015, the Company has not received any other correspondence in response to the Deficiency Notice.

ANALYSIS

I. The Proposal May Be Excluded Under Rule 14a-8(c) Because The Proposal Constitutes Multiple Proposals.

The Company may exclude the Proposal from its 2015 Proxy Materials because the Proposal, despite its revisions from the Original Proposal, combines two different shareholder proposals into a single proposal in violation of Rule 14a-8(c). The Proposal asks that the Company "commit to increasing the amount authorized for capital distributions to shareholders." However, the lead-in to the Proposal makes it clear that this increase is to be made "[i]n light of the climate change related risks of decreasing profitability and stranded asset risk associated with planned capital expenditures on high cost high carbon projects." Accordingly, the Proposal appears to suggest that the Company would not be in compliance with the Proposal unless it both reduced its investments in "high cost high carbon projects" and increased capital distributions to shareholders. Because increasing capital distributions to shareholders is a distinct action from reducing investment in "high cost high carbon projects," the Proposal may be excluded under Rule 14a-8(c).

Rule 14a-8(c) provides that a shareholder may submit only one proposal per shareholder meeting. The Staff has consistently recognized that Rule 14a-8(c) permits the exclusion of proposals combining separate and distinct elements which lack a single well defined unifying concept, even if the elements are presented as part of a single program and relate to the same general subject matter. For example, in *American Electric Power* (avail. Jan 2, 2001), the Staff concurred in the exclusion of a proposal which sought to: (i) limit the term of director service, (ii) require at least one board meeting per month, (iii) increase the retainer paid to AEP directors, and (iv) hold additional special board meetings when requested by the Chairman or any other director. The Staff found that the proposal constituted multiple proposals despite the proponent's argument that all of the actions were about the "governance of AEP." Also, in *Duke Energy Corp.* (avail. Feb. 27, 2009), the Staff concurred in the exclusion of a proposal to impose director qualifications, to limit director pay and to disclose director conflicts of interest despite the fact that the proponent claimed all three elements related to "director accountability." *See also PG&E Corp.* (avail. Mar. 11, 2010) (concurring in the exclusion of a proposal asking that, pending completion of certain studies, the company (i) mitigate potential risks encompassed by those studies, (ii) defer any request for or expenditure of public or corporate funds for license renewal at the site and (iii) not increase production of certain waste at the site beyond the levels then authorized, despite the proponent's argument that the steps in the proposal would avoid circumvention of state law in the operation of a specific power plant); *General Motors Corp.* (avail. Apr. 9, 2007) (Staff concurred in the exclusion of a proposal seeking shareholder approval for the restructuring of the company through numerous transactions).

Like the proposals in the precedent discussed above, the Proposal contains multiple elements requiring separate and distinct actions that do not involve a well-defined unifying concept. Here, the Proposal contains two distinct proposals: (i) a proposal to respond to the alleged "climate change related risks of decreasing profitability and stranded asset risk associated with planned capital expenditures on high cost high carbon projects" (the "High Carbon Projects Proposal"), and (ii) a proposal to "commit to increasing the amount authorized for capital distributions to shareholders through dividends or share buy backs" (the "Increased Capital Distributions Proposal"). Although the High Carbon Projects Proposal is not identified as an action item, the language of the Proposal and its supporting statement indicates that the implementation of the Increased Capital Distributions Proposal is an attempt to effect the High Carbon Projects Proposal. The language of the Proposal's resolved clause indicates that the Company's shareholders are being asked to approve both proposals. The Proposal's resolved clause begins "Shareholders hereby approve, on an advisory basis, Arjuna Capital/Baldwin Brothers' proposal." This reference to the "Arjuna Capital/Baldwin Brothers" proposal indicates that shareholder are being asked to approve more than just the commitment to increasing capital distributed to shareholders; it indicates that the Proposal requests that the Company's shareholders explicitly approve the entire Proposal, including the supporting statement and the lead-in to the resolved clause. In other words, the Company's shareholders are being asked to approve both proposals identified in the Proposal.

The two proposals contained within the Proposal call for the Company to take very different actions. The High Carbon Projects Proposal requests the Company to alter its operations to reduce the Company's participation in "high cost high carbon projects." The Increased Capital Distributions Proposal requests that the Company increase the capital distributed to its shareholders. These are very different actions that can, in fact, be mutually exclusive. For example, the Company could satisfy the High Carbon Projects Proposal by diverting funds from "high cost high carbon projects" to developing other sources of energy. Conversely, the Company could satisfy the Increased Capital Distributions Proposal by increasing its funding of profitable "high cost high carbon projects" and use the increased revenue to fund additional capital contributions to shareholders. The Proponents' revisions to the Original Proposal were not sufficient to cure the fact that the Proposal contains two distinct elements: none of the text of the proposal or of its supporting statement was removed, and the resolved clause's reference to the Proposal as a whole mitigated any effect of moving the language suggesting that the Increased Capital Distributions Proposal was necessary in light of the risks posed by high cost high carbon projects to the preamble of the resolved clause.

The Proposal's requests for distinct actions on different topics are distinguishable from situations in which the Staff has denied exclusion under Rule 14a-8(c) because multiple proposals involved a single unifying concept. *See Regions Financial Corp.* (avail. Feb. 5, 2009) (requesting that the board adopt certain executive compensation practices in light of the company's participation in the Capital Purchase Program established under the Troubled Asset Relief Program); *AT&T Wireless Services, Inc.* (avail. Feb. 11, 2004) (requesting that the compensation committee implement an executive compensation program, including various limits on executive compensation). In contrast to the proposals considered in these no-action requests, which sought a series of actions related to specific topics like executive compensation or director compensation, the Proposal addresses multiple topics. The High Carbon Projects Proposal is not related to the distribution of additional capital to shareholders, nor is the Increased Capital Distributions Proposal related to the reduction of capital deployed in support of "high cost high carbon projects." The High Carbon Projects Proposal focuses on the Company's operations and what sort of projects it pursues, while the Increased Capital Distributions Proposal relates solely to the cash delivered by the Company to its shareholders. The Proposal is comparable to the proposal at issue in *Duke Energy Corp.* (avail. Feb. 27, 2009), where the Staff concurred in the exclusion of a proposal containing three distinct elements—requesting that the company impose director qualifications, limit director pay and disclose director conflicts of interest—despite the fact that the proponent claimed all three elements related to "director accountability." *See also General Motors Corp.* (avail. Apr. 9, 2007). As with *Duke Energy Corp.* and *General Motors Corp.*, the fact that each proposal within the Proposal can be tied to a common theme is not sufficient in light of the radically different actions required by each proposal.

For these reasons, the Proposal is properly excludable from the Company's 2015 Proxy Materials under Rule 14a-8(c), as it does not relate to a single, unifying concept. Furthermore, the Company provided the Deficiency Notice to the Proponents within the time-period specified by Rule 14a-8 notifying them of the multiple proposals and the Proponents did not correct the deficiency as required by Rule 14a-8.

II. The Proposal May Be Excluded Under Rule 14a-8(i)(3) Because The Proposal Is Impermissibly Vague And Indefinite So As To Be Inherently Misleading.

Rule 14a-8(i)(3) permits the exclusion of a shareholder proposal "[i]f the proposal or supporting statement is contrary to any of the Commission's proxy rules, including [Rule] 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." The Staff consistently has taken the position that a shareholder proposal is excludable under Rule 14a-8(i)(3) as vague and indefinite if "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (Sept. 15,

2004) ("SLB 14B"); *see also Dyer v. SEC*, 287 F.2d 773, 781 (8th Cir. 1961) ("[I]t appears to us that the proposal, as drafted and submitted to the company, is so vague and indefinite as to make it impossible for either the board of directors or the stockholders at large to comprehend precisely what the proposal would entail."); *Capital One Financial Corp.* (avail. Feb. 7, 2003) (concurring with the exclusion of a proposal under Rule 14a-8(i)(3) where the company argued that its shareholders "would not know with any certainty what they are voting on, either for or against"); *Fuqua Industries, Inc.* (avail. Mar. 12, 1991) (Staff concurred with exclusion under Rule 14a-8(i)(3) where a company and its shareholders might interpret the proposal differently, such that "any action ultimately taken by the [c]ompany upon implementation [of the proposal] could be significantly different from the actions envisioned by shareholders voting on the proposal").

The Proposal is substantially similar to previous proposals the Staff has concurred were excludable under Rule 14a-8(i)(3) where the proposal referenced alternative standards, such that neither stockholders nor the company would be able to determine with any reasonable certainty exactly what actions or measures the proposal required. For example, in *AT&T Inc.* (avail. Feb. 21, 2014), AT&T received a proposal where the "Resolved" clause requested a review and report relating to AT&T's "policies and procedures relating to directors' moral, ethical and legal fiduciary duties and opportunities to ensure that the Company protects the privacy rights of American citizens protected by the U.S. Constitution." AT&T argued that the proposal was vague and indefinite in part because the proposal did not adequately explain what the proponent intended by asking for a review of "moral, ethical and legal fiduciary . . . opportunities," and also because the proponent did not explain the extent of such a review in light of the multiple reasonable interpretations related to the controversial nature of "privacy rights . . . protected by the U.S. Constitution." The Staff concurred with exclusion of the proposal, noting that, "in applying this particular proposal to AT&T, neither shareholders nor the company would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires."

Likewise, in *General Motors Corp.* (avail. Apr. 2, 2008), the Staff concurred with the exclusion of a proposal under Rule 14a-8(i)(3) that requested that executive pensions be adjusted pursuant to a formula that was based on changes compared to "the six year period immediately preceding commencement of GM's restructuring initiatives," where the company argued that shareholders would not know what six year period was contemplated under the proposal, in light of the company having undertaken several "restructuring initiatives." Similarly, in *Northrop Corp.* (avail. Mar. 2, 1990), the Staff concurred with the exclusion of a proposal that requested the immediate "appointment" of a "qualified outside director" meeting a number of particular qualifications. The company argued that appointing a director could be accomplished in a number of different manners and that because the proposal provided no guidance, the company would be unable to determine which of the alternative actions implied by the proposal would be required. The Staff concurred, noting that "the proposal does not specify which corporate actions, from among a number of legally possible alternatives, would be chosen to effect the 'appointment' of the 'qualified outside director.'" *See also Verizon Communications Inc.* (avail. Feb. 21, 2008) (concurring with the exclusion of a proposal attempting to set formulas for short- and long-term incentive-based executive compensation where the company argued that because the methods of calculation were inconsistent with each other, it could not determine with any certainty how to implement the proposal).

Furthermore, the Staff on numerous occasions has concurred that a shareowner proposal was sufficiently misleading so as to justify exclusion under Rule 14a-8(i)(3) where the supporting statement and the proposal were inconsistent or unrelated. *See Limited Brands Inc.* (avail. Feb. 29, 2012) (concurring with the exclusion of a proposal purporting to ban accelerated vesting, but in fact providing for accelerated vesting in certain circumstances); *SunTrust Banks, Inc.* (avail. Dec. 31, 2008) (concurring with the exclusion of a proposal purporting to be limited for a specified time, but in fact containing no such limitation); *Jefferies Group, Inc.* (avail. Feb. 11, 2008, *recon. denied* Feb. 25, 2008) (concurring with the exclusion of a proposal seeking a shareowner vote to "ratify and approve the board Compensation Committee Report and the executive compensation policies and practices set forth in the Company's Compensation Discussion and Analysis" when the supporting statement described the proposed shareowner vote as covering "whether the company's policies and decisions on compensation have been adequately explained and whether they are in the best interest of shareholders"); *The Ryland Group, Inc.* (avail. Feb. 7, 2008) (same).

Here, like the proposals in *AT&T*, *General Motors*, and *Northrop*, even if the Proposal consists of only one proposal it is properly excludable because, when read in its entirety, the Proposal is impermissibly vague and indefinite as it is subject to multiple interpretations, each of which contemplates different actions. The resolved clause, if not expanded to cover the entirety of the Proposal as discussed above, requests only that the Company commit to increasing the amount authorized for capital distributions. But nothing in the supporting statement indicates what relation this action bears to the alleged "growing potential" for stranded assets and "decreasing profitability" associated with capital expenditures on "high cost, unconventional projects" or other factors suggested in the supporting statement. Acting solely on the proposal, without looking to the supporting statements, the Company could increase the amount authorized for capital distributions in ways that do not have any effect on such projects. For example, the Company could take on additional debt to fund operations and divert funds previously used for operations to be used as distributions to shareholders. Another alternative would be for the Company to increase its investments, including in profitable "high cost high carbon projects," and use additional funds generated to increase shareholder distributions. Yet another alternative would be for the Company to decrease its non-"high cost high carbon" operations and use the cash saved from that decrease to increase distributions to shareholders. Conversely, if the Proposal were read to include the supporting statements, it could be read as requesting that the Company increase its dividend generally because of certain concerns or as requesting that the proposed increase in the Company's dividend be based on, or benchmarked to, the alleged "growing potential" for stranded assets and "decreasing profitability" related to certain capital expenditures. Under this reading, greater exposure to stranded assets or decreases in profitability would correspond to increased dividends. In these respects, it is impossible for stockholders to determine exactly what actions the Proposal intends the Company to take with respect to such "high cost, unconventional projects" to implement the proposed policy and dividend increase.

The Proposal is distinguishable from the proposal at issue in *General Electric Company* (avail. Jan. 30, 2013), where the Staff did not concur in the exclusion under Rule 14a-8(i)(3) of a proposal requesting that General Electric nominate of two director candidates for each available position but discussing matters as diverse as the value of a dollar with compound interest over approximately two thousand years; the number of starving children; the term of benefits provided to civil war pensioners; the failure of Kongo Gumi; and the loss of health benefits for treating a lung disease. The proposal in *General Electric* could be broken into two components: a broad, rambling supporting statement indicated by several uses of the word "whereas," and a narrowly focused proposal indicated by "this proposal recommends." Here, the Proposal clearly indicates that the statements supporting the resolved clause are meant to inform the resolved clause. The paragraph containing the resolved clause begins by stating "[i]n light of the climate change related risks of decreasing profitability and stranded asset risk associated with planned capital expenditures on high cost high carbon projects . . . ." Likewise, the resolved clause itself states that "[s]hareholders hereby approve, on an advisory basis, Arjuna Capital/Baldwin Brothers' proposal . . . ." These statements indicate that shareholder approval of the Proposal is meant to serve as shareholder affirmation of the Proposal's supporting statements. But unless, as discussed above, the Proposal includes both a proposal to commit to increasing capital for distribution to shareholders and a proposal to reduce the Company's involvement in "high cost high carbon projects," it is not clear what effect the supporting statements have on the Proposal.

As a result, the Proposal as a whole is inherently vague and misleading, and if the Proposal were included in the 2015 Proxy Materials, the Company's shareholders voting on the Proposal would not have any reasonable certainty as to the actions or measures upon which they would be voting. Accordingly, the Proposal is excludable under Rule 14a-8(i)(3).

III. The Proposal May Be Excluded Under Rule 14a-8(i)(7) Because It Concerns The Company's Choice Of Technologies

Rule 14a-8(i)(7) permits a company to omit from its proxy materials a shareholder proposal that relates to the company's "ordinary business" operations. According to the Commission's release accompanying the 1998 amendments to Rule 14a-8, the term "ordinary business" "refers to matters that are not necessarily 'ordinary' in the common meaning of the word," but instead the term "is rooted in the corporate law concept providing management with flexibility in directing certain core matters involving the company's business and operations." Exchange Act Release No. 40018 (May 21, 1998) (the "1998 Release"). In the 1998 Release, the Commission stated that the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting," and identified two central considerations that underlie this policy. The first is that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." The second consideration is "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." *Id.* (citing Exchange Act Release No. 12999 (Nov. 22, 1976)).

The Staff previously has held the shareholder proposals that request energy providers, like the Company, to explore specific forms of energy generation for their products implicate such companies' ordinary business and, accordingly, may be excluded under Rule 14a-8(i)(7). For example, in *FirstEnergy Corp.* (avail. Mar. 8, 2013), the Staff concurred in the exclusion of a proposal that the energy company diversify its "energy resources to include increased energy efficiency and renewable energy resources" as the proposal "concern[ed] [the] company's choice of technologies for use in its operations." To the extent that the Proposal requests that the Company reduce its expenditures in "high cost high carbon projects," the Proposal would relate to the Company's choices of processes and technologies used in its products. In particular, the Proposal would relate to the Company's use of "unconventional" or "high cost high carbon" projects in its exploration and production of oil and gas. Furthermore, in *Exxon Mobil Corp.* (avail. Mar. 6, 2012), the Staff concurred with the exclusion of a proposal that required the company to prepare a report "discussing possible short and long term risks to the company's finances and operations posed by the environmental, social and economic challenges associated with the oil sands." The Company noted in that no-action request that "[d]ecisions related to the use of oil sands in product development are fundamental to management's ability to run the Company on a day-to-day basis, and shareholders are not in a position to make an informed judgment on such highly technical matters," and the Staff concurred that such proposal could be excluded under Rule 14a-8(i)(7). Similarly, the Company's decisions as to what projects to pursue in its exploration and production of oil and gas is fundamental to management's ability to run the Company on a day-to-day basis and such decisions are based on highly technical matters regarding which shareholders are not in a position to make an informed judgment.

Accordingly, to the extent that the Proposal concerns the Company's pursuit of "high cost high carbon" or "unconventional" projects, the Proposal is excludable under Rule 14a-8(i)(7) because the Company's decisions concerning what projects it will pursue are core matters concerning the Company's business operations. The Proposal is distinguishable from the proposal in *General Electric Company* (avail. Jan 10, 2012) where the Staff was unable to concur in the exclusion under Rule 14a-8(i)(7) of a proposal it characterized as relating to "GE's dividend policy generally." That proposal requested that GE consider issuing a special dividend instead of continuing to make stock repurchases; that is, it addressed *how* GE returned surplus capital to shareholders. In contrast, the Proposal, as discussed above, may be seen as requesting a change in the Company's policies concerning returning capital to shareholders *in order to effect a change in the operational projects pursued by the Company.* Because the Company's decisions as to what projects to pursue in its exploration and production of oil and gas are matters of ordinary business, the Proposal may be excluded under Rule 14a-8(i)(7).

IV. The Proposal May Be Excluded Under Rule 14a-8(i)(10) Because The Company Has Substantially Implemented The Proposal.

Rule 14a-8(i)(10) permits a company to exclude a shareholder proposal from its proxy materials if the company has substantially implemented the proposal. The Commission stated in 1976 that the predecessor to Rule 14a-8(i)(10) was "designed to avoid the possibility of shareholders having to consider matters which already have been favorably acted upon by the management." Exchange Act Release No. 12598 (July 7, 1976) (the "1976 Release"). Originally, the Staff narrowly interpreted this predecessor rule and granted no-action relief only when proposals were "'fully' effected" by the company. *See* Exchange Act Release No. 19135 (Oct. 14, 1982). By 1983, the Commission recognized that the "previous formalistic application of [the Rule] defeated its purpose" because proponents were successfully convincing the Staff to deny no-action relief by submitting proposals that differed from existing company policy by only a few words. Exchange Act Release No. 20091, at § II.E.6. (Aug. 16, 1983) (the "1983 Release"). Therefore, in 1983, the Commission adopted a revised interpretation to the rule to permit the omission of proposals that had been "substantially implemented" (the 1983 Release), and the Commission codified this revised interpretation in Exchange Act Release No. 40018 at n.30 (May 21, 1998). Thus, when a company can demonstrate that it already has taken actions to address the underlying concerns and essential objectives of a shareholder proposal, the Staff has concurred that the proposal has been "substantially implemented" and may be excluded as moot. *See, e.g., Exelon Corp.* (avail. Feb. 26, 2010); *Exxon Mobil Corp. (Burt)* (avail. Mar. 23, 2009); *Anheuser-Busch Companies, Inc.* (avail. Jan. 17, 2007); *ConAgra Foods, Inc.* (avail. July 3, 2006); *Johnson & Johnson* (avail. Feb. 17, 2006); *Talbots Inc.* (avail. Apr. 5, 2002); *Exxon Mobil Corp.* (avail. Jan. 24, 2001); *Masco Corp.* (avail. Mar. 29, 1999); *The Gap, Inc.* (avail. Mar. 8, 1996).

Applying this standard, the Staff has noted that "a determination that the company has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (avail. Mar. 28, 1991). In other words, substantial implementation under Rule 14a-8(i)(10) requires a company's actions to have satisfactorily addressed both the proposal's underlying concerns and its essential objective. *See, e.g., Exelon Corp.* (avail. Feb. 26, 2010); *Anheuser-Busch Companies, Inc.* (avail. Jan. 17, 2007); *ConAgra Foods, Inc.* (avail. Jul. 3, 2006); *Johnson & Johnson* (avail. Feb. 17, 2006); *Talbots Inc.* (avail. Apr. 5, 2002); *Masco Corp.* (avail. Mar. 29, 1999). In this regard, the Staff has indicated that differences between a company's actions and a shareholder proposal are permitted so long as the company's actions satisfactorily address the proposal's essential objective. *See, e.g., Hewlett-Packard Co.* (avail. Dec. 11, 2007) (proposal requesting that the board permit shareholders to call special meetings was substantially implemented by a proposed bylaw amendment to permit shareholders to call a special meeting unless the board determined that the specific business to be addressed had been addressed recently or would soon be addressed at an annual meeting); *Johnson & Johnson* (avail. Feb. 17, 2006) (proposal that requested the company to confirm the legitimacy of all current and future U.S. employees was substantially implemented because the company had verified the legitimacy of 91% of its domestic workforce). Further, when a company can demonstrate that it has already taken actions to address each element of a shareholder proposal, the Staff has concurred that the proposal has been "substantially implemented." *See, e.g., Exxon Mobil Corp.* (avail. Mar. 23, 2009); *Exxon Mobil Corp.* (avail. Jan. 24, 2001); *The Gap, Inc.* (avail. Mar. 8, 1996).

If the Staff does not concur with our view that the Proposal consists of two proposals and views the Proposal as consisting of one proposal, then the Company has substantially implemented the Proposal. If the Proposal is viewed as one proposal, the action it requests is for the Company to commit to increasing the amount authorized for capital distributions to shareholders. The Company's capital allocation policy and procedures demonstrate this commitment. As disclosed to shareholders and the public,[1] the Company's capital allocation approach and procedures consist of three elements that substantially implement the Proposal:

- When determining how to deploy capital, the Company first conducts a rigorous analysis of available capital projects. This analysis includes testing the profitability of potential capital investments against a wide range of economic parameters including oil and gas prices and geopolitical, contractual, fiscal and regulatory risks. This rigorous analysis is essential given the long term nature of the Company's projects, which generally have productive lives of decades. If, after concluding this analysis, the Company determines that an

[1] *See, e.g.,* page 19 of the Company's report entitled "Energy and Carbon – Managing the Risks," *available at*: http://corporate.exxonmobil.com/en/environment/climate-change/managing-climate-change-risks/carbon-asset-risk.

available project will provide an attractive return to shareholders over its lifespan, and is otherwise feasible, the Company will proceed with the investment.

- After investing in the projects described above, the Company allocates additional capital to paying a sustainable and growing cash dividend to its shareholders. Due to the mature nature of the Company's business and the very large amounts of cash it generates, total free cash flow over the long term generally exceeds the amount required to fund its capital projects described above. Accordingly, the Company's total annual dividend-per-share payments to shareholders have grown for over 32 consecutive years.[2]

- Even after investing in attractive business opportunities and paying a sustainable and growing cash dividend, the Company has over time generated additional uncommitted cash flow creating a surplus in corporate liquidity. The Company's policy is to distribute this surplus liquidity to shareholders via share repurchases. This method of distribution may vary from quarter to quarter depending on commodity prices, cash flow and other factors, but over the long term has also passed on substantial amounts to shareholders over and above our growing cash dividend.

In short, to the extent that the Proposal is a single proposal requesting that the Company commit to increasing capital distributions to shareholders, the Company's long-standing capital allocation strategy—to invest only in capital projects that offer attractive returns to shareholders, to maintain a sustainable and growing cash dividend, and to distribute surplus liquidity to shareholders through share repurchases—substantially implements the Proposal.

Even if the Proposal concerns the Company's involvement in "high cost high carbon" projects, the Company has substantially implemented the Proposal. The Company's capital allocation policy as described above is possible because (1) the Company's business, on average over the long term, generates cash flow over and above that required to pursue the available capital projects that meet its rigorous return criteria, and (2) the Company's long-standing philosophy that surplus liquidity above the needs of the business (as judged against its rigorous positive return criteria) should be distributed to shareholders.

By carefully analyzing the risk of the projects it pursues, the Company has been able to grow its cash dividend over the past 32 years, exceeding the average growth of the S&P 500 and the

[2] In fact, as shown on slide 3 of the Company's 2013 Financial and Operating Review, *available at* http://ir.exxonmobil.com/phoenix.zhtml?c=115024&p=irol-reportsFinancial, the dividends paid by the Company since 1984 have grown at a rate above the average rate of dividend growth across the S&P 500.

consumer price index.[3] In fact, the substantial cash returns paid to the Company's shareholders since 1999 have exceeded the market capitalization of 495 of the Fortune 500 companies. Further, the fact that the Company carefully manages the risks of its operations and invests only in the most attractive and robust capital projects is demonstrated by the Company's return on capital employed, which consistently exceeds that of the Company's major competitors.[4] Simply put, the Company's strong long-term return on capital employed would not be possible if, as suggested by the Proposal, the Company were investing shareholder money in unprofitable or dilutive capital projects. That this policy has in fact been pursued successfully over many decades is demonstrated by data that the Company has provided annually at its analysts' meeting (webcast for all shareholders and available in archive form on the Company's website), shareholders meeting and other disclosures.

Accordingly, the Company's long-standing capital allocation strategy, as set forth in various documents and public presentations—to invest only in capital projects that offer accretive returns to shareholders and to return remaining cash to shareholders through a growing dividend and additional share repurchases—precisely matches the policy requested by the Proposal.

When a company has already acted favorably on an issue addressed in a shareholder proposal, Rule 14a-8(i)(10) provides that the company is not required to ask its shareholders to vote on that same issue. In this regard, the Staff previously has concurred with the exclusion of proposals that pertained to the Company's decision to distribute capital to shareholders where the company had already addressed each element requested in the proposal. *See General Electric Co.* (Recon.) (avail. Feb. 29, 2012) (concurring in the exclusion under Rule 14a-8(i)(l0) of a proposal requesting that the board "reexamine the company's dividend policy and consider special dividends" after the board stated that it had formally reexamined the company's dividend policy and considered special dividends).

Accordingly, based on the actions taken by the Company, the Proposal may be excluded from the Company's 2015 Proxy Materials under Rule 14a-8(i)(10) as substantially implemented.

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2015 Proxy Materials.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. If we can be of any further assistance in this matter, please

---

[3] *Id.*
[4] *See* http://ir.exxonmobil.com/phoenix.zhtml?c=115024&p=irol-reportsFinancial.

do not hesitate to call me at (972) 444-1478 or Amy Goodman of Gibson, Dunn & Crutcher LLP at (202) 955-8653.

Sincerely,

James E. Parsons
Coordinator—Corporate, Finance and Securities Law

Enclosures

cc: Amy Goodman, Gibson, Dunn & Crutcher LLP
Natasha Lamb, Arjuna Capital/Baldwin Brothers, Inc.
DeWitt Sage Jr.
James Gillespie Blaine
Deborah Hawthorn
John Fedor-Cunningham
Danielle Fugare, As You Sow
Martha Davis
Neva Goodwin
Jonathan A. Scott, Singing Field Foundation, Inc.

Exhibit A

RECEIVED
DEC 12 2014
B. D. TINSLEY

Gilbert, Jeanine

From:	Natasha Lamb <natasha@arjuna-capital.com>
Sent:	Friday, December 12, 2014 10:24 AM
To:	Gilbert, Jeanine
Subject:	Revised Proposal
Attachments:	01B95DEB-FA3E-46F7-BBC0-22120BCE7DB9[105].png; XOM Proposal on Capital Distributions 2015_revised 12_12_14.pdf
Categories:	External Sender

Dear Mr. Woodbury,

Please find a revised shareholder proposal attached to replace the previously submitted proposal dated November 25th 2014. While we do not agree that the original proposal constitutes more than one shareholder proposal, in an effort of good faith, we have made changes to clarify the intention.

Additionally, I have notified all co-filers to clearly grant Arjuna Capital/Baldwin Brothers Inc. the authority to act on their behalf, which I believe they have done. Please let me know if you require any additional communications in this respect.

Upon receipt, please confirm you have received the new proposal via email and let me know if you require any additional information or documentation. I look forward to discussing the proposal.

Sincerely,

Natasha Lamb

[esig_natasha.gif]

Capital Distributions

WHEREAS:

In the face of global climate change, we believe investor capital is at risk from capital expenditures on high cost, high carbon projects.

Recognizing the risks of climate change, global governments have agreed "the increase in global temperature should be below 2 degrees Celsius." The International Energy Agency (IEA) states that, "No more than one-third of proven reserves of fossil fuels can be consumed prior to 2050 if the world is to achieve the 2° C goal."

The IEA forecasts global oil demand will peak by 2020, further stating, "once a credible path towards decarbonisation is in place, projects at the higher end of the supply cost curve, particularly those that feature both long lead times and relatively high carbon-intensity, face significantly higher commercial and regulatory hazards."

Massive production-cost inflation over the past decade has made the industry particularly vulnerable to a downturn in demand.

- According to Bloomberg, capital expenditures by the largest oil companies has risen five-fold since 2000, yet overall industry production is nearly flat.
- Goldman Sachs notes in the past two years no major new oil project has come on stream with production costs below 70 dollars per barrel, with most in the 80-100 dollar range, raising the risk of stranded, or unprofitable, assets.
- Kepler Cheuvreux declares a "capex crisis" as companies invest in higher cost, higher carbon unconventional crude to stem conventional crude decline rates. Since 2005, annual upstream investment for oil has increased 100 percent, while crude oil supply has increased 3 percent.

Given growing global concern over climate change and actions to address it, investment analysts indicate companies may not be adequately accounting for or disclosing downside risks that could result from lower-than-expected demand for oil and cost competitive renewables.

- HSBC reports the equity valuation of oil producers could drop 40 to 60 percent under a low carbon consumption scenario.

Investors are concerned Exxon Mobil is not preparing for a low demand scenario and that potential and planned capital expenditures on high cost high carbon projects are at risk of eroding shareholder value. Our Company has said this scenario is "highly unlikely" stating, "the world will require all the carbon-based energy that ExxonMobil plans to produce during the Outlook period."

According to Carbon Tracker Initiative (CTI), 39 percent of Exxon Mobil's potential capex spend through 2025 requires an oil price of 95 dollar per barrel to be economical, and 17 percent requires a price of 115 dollar per barrel. By the end of 2025, CTI expects high cost projects to represent 35 percent of our Company's potential future production.

In light of the climate change related risks of decreasing profitability and stranded asset risk associated *with planned capital expenditures on high cost high carbon projects, be it **RESOLVED:***

Shareholders hereby approve, on an advisory basis, Arjuna Capital/Baldwin Brothers' proposal: Exxon Mobil commit to increasing the amount authorized for capital distributions to shareholders through dividends or share buy backs.

Exhibit B

RECEIVED

NOV 25 2014

B. D. TINSLEY

Woodbury, Jeffrey J

From:	Natasha Lamb <natasha@arjuna-capital.com>
Sent:	Tuesday, November 25, 2014 9:40 AM
To:	Woodbury, Jeffrey J
Subject:	Shareholder Proxy Proposal
Attachments:	01B95DEB-FA3E-46F7-BBC0-22120BCE7DB9[190].png; XOM Authorization Form Sage 2015.pdf; XOM Proposal on Carbon Asset Risk 2015.pdf; XOM Authorization Form 2015 _Hawthorn copy.pdf; XOM Authorization Form Blaine 2015.pdf; XOM Cover Letter 2015.pdf; Proof of Ownership_Hawthorn_Sage.pdf; Proof of Ownership_Blaine.pdf
Categories:	External Sender

Dear Mr. Woodbury,

I am hereby authorized to notify you of our intention to lead file the enclosed shareholder resolution with Exxon Mobil Corporation (XOM) on behalf of our clients DeWitt Sage Jr., James Gillespie Blaine, and Deborah Hawthorn. Arjuna Capital/Baldwin Brothers Inc. submits this shareholder proposal for inclusion in the 2015 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 (17 C.F.R. § 240.14a-8). Per Rule 14a-8, DeWitt Sage Jr., James Gillespie Blaine and Deborah Hawthorn each hold more than $2,000 of XOM common stock, acquired more than one year prior to today's date and held continuously for that time. Our clients will remain invested in these positions continuously through the date of the 2015 annual meeting. Enclosed please find verification of the positions and letters from DeWitt Sage Jr., James Gillespie Blaine, and Deborah Hawthorn authorizing Arjuna Capital/Baldwin Brothers Inc. to undertake this filing on their behalf. We will send a representative to the stockholders' meeting to move the shareholder proposal as required by the SEC rules.

We would welcome discussion with Exxon Mobil about the contents of our proposal.

Please direct any written communications to me at natasha@arjuna-capital.com. Please also confirm receipt of this letter via email.

Sincerely,

Natasha Lamb

[esig_natasha.gif]

ARJUNA CAPITAL
ENLIGHTENED ENGAGEMENT IN THE CAPITAL MARKETS

November 25th, 2014

Mr. Jeffrey J. Woodbury
Secretary
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298
1-972-444-1157
fax 1-972-444-1505
jeff.j.woodbury@exxonmobil.com

Dear Mr. Woodbury:

Arjuna Capital is the sustainable wealth management platform of Baldwin Brothers, Inc., an investment firm based in Marion, MA.

I am hereby authorized to notify you of our intention to lead file the enclosed shareholder resolution with Exxon Mobil Corporation (XOM) on behalf of our clients DeWitt Sage Jr., James Gillespie Blaine, and Deborah Hawthorn. Arjuna Capital/Baldwin Brothers Inc. submits this shareholder proposal for inclusion in the 2015 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 (17 C.F.R. § 240.14a-8). Per Rule 14a-8, DeWitt Sage Jr., James Gillespie Blaine, and Deborah Hawthorn each hold more than $2,000 of XOM common stock, acquired more than one year prior to today's date and held continuously for that time. Our clients will remain invested in these positions continuously through the date of the 2015 annual meeting. Enclosed please find verification of the positions and letters from DeWitt Sage Jr., James Gillespie Blaine, and Deborah Hawthorn authorizing Arjuna Capital/Baldwin Brothers Inc. to undertake this filing on their behalf. We will send a representative to the stockholders' meeting to move the shareholder proposal as required by the SEC rules.

We would welcome discussion with Exxon Mobil about the contents of our proposal. Please direct any written communications to me at the address below or to *natasha@arjuna-capital.com*. Please also confirm receipt of this letter via email.

Sincerely,

Natasha Lamb
Director of Equity Research & Shareholder Engagement
Arjuna Capital/Baldwin Brothers Inc.
204 Spring Street Marion, MA 02738

Cc: Mr. Rex Tillerson, Chairman & Chief Executive Officer

Enclosures

Capital Distribution/Carbon Asset Risk

WHEREAS:

In the face of global climate change, we believe investor capital is at risk from capital expenditures on high cost, high carbon projects.

Recognizing the risks of climate change, global governments have agreed "the increase in global temperature should be below 2 degrees Celsius." The International Energy Agency (IEA) states that, "No more than one-third of proven reserves of fossil fuels can be consumed prior to 2050 if the world is to achieve the 2° C goal."

The IEA forecasts global oil demand will peak by 2020, further stating, "once a credible path towards decarbonisation is in place, projects at the higher end of the supply cost curve, particularly those that feature both long lead times and relatively high carbon-intensity, face significantly higher commercial and regulatory hazards."

Massive production-cost inflation over the past decade has made the industry particularly vulnerable to a downturn in demand.

- According to Bloomberg, capital expenditures by the largest oil companies has risen five-fold since 2000, yet overall industry production is nearly flat.
- Goldman Sachs notes in the past two years no major new oil project has come on stream with production costs below 70 dollars per barrel, with most in the 80-100 dollar range, raising the risk of stranded, or unprofitable, assets.
- Kepler Cheuvreux declares a "capex crisis" as companies invest in higher cost, higher carbon unconventional crude to stem conventional crude decline rates. Since 2005, annual upstream investment for oil has increased 100 percent, while crude oil supply has increased 3 percent.

Given growing global concern over climate change and actions to address it, investment analysts indicate companies may not be adequately accounting for or disclosing downside risks that could result from lower-than-expected demand for oil and cost competitive renewables.

- HSBC reports the equity valuation of oil producers could drop 40 to 60 percent under a low carbon consumption scenario.

Investors are concerned Exxon Mobil is not preparing for a low demand scenario and that potential and planned capital expenditures on high cost high carbon projects are at risk of eroding shareholder value. Our Company has said this scenario is "highly unlikely" stating, "the world will require all the carbon-based energy that ExxonMobil plans to produce during the Outlook period."

According to Carbon Tracker Initiative (CTI), 39 percent of Exxon Mobil's potential capex spend through 2025 requires an oil price of 95 dollar per barrel to be economical, and 17 percent requires a price of 115 dollar per barrel. By the end of 2025, CTI expects high cost projects to represent 35 percent of our Company's potential future production.

RESOLVED: Shareholders hereby approve, on an advisory basis, Arjuna Capital/Baldwin Brothers' proposal: In light of the climate change related risks of decreasing profitability and stranded asset risk associated with planned capital expenditures on high cost unconventional projects, Exxon Mobil commit to increasing the amount authorized for capital distributions to shareholders through dividends or share buy backs.

BALDWIN BROTHERS

November 21st, 2014

Natasha Lamb
Director of Equity Research & Shareholder Engagement
Arjuna Capital/Baldwin Brothers Inc.
20 Spring Street
Marion, MA 02738

Dear Ms. Lamb,

I hereby authorize Arjuna Capital/Baldwin Brothers Inc. to file a shareholder proposal on my behalf at Exxon Mobil Corporation (XOM) regarding Capital Distributions/Carbon Asset Risk.

I am the beneficial owner of more than $2,000 worth of common stock in XOM that I have held continuously for more than one year. I intend to hold the aforementioned shares of stock through the date of the Company's annual meeting in 2015.

I specifically give Arjuna Capital/Baldwin Brothers Inc. full authority to deal, on my behalf, with any and all aspects of the aforementioned shareholder proposal. I understand that my name may appear on the Corporation's proxy statement as the filer of the aforementioned proposal.

Sincerely,

~~James Gillespie Blaine~~
DeWitt L. Sage

c/o Arjuna Capital/Baldwin Brothers Inc.
20 Spring Street
Marion, MA 02738

BALDWIN BROTHERS

November 25st, 2014

Natasha Lamb
Director of Equity Research & Shareholder Engagement
Arjuna Capital/Baldwin Brothers Inc.
20 Spring Street
Marion, MA 02738

Dear Ms. Lamb,

I hereby authorize Arjuna Capital/Baldwin Brothers Inc. to file a shareholder proposal on my behalf at Exxon Mobil Corporation (XOM) regarding Capital Distributions/Carbon Asset Risk.

I am the beneficial owner of more than $2,000 worth of common stock in XOM that I have held continuously for more than one year. I intend to hold the aforementioned shares of stock through the date of the Company's annual meeting in 2015.

I specifically give Arjuna Capital/Baldwin Brothers Inc. full authority to deal, on my behalf, with any and all aspects of the aforementioned shareholder proposal. I understand that my name may appear on the Corporation's proxy statement as the filer of the aforementioned proposal.

Sincerely,

James G. Blaine

James Gillespie Blaine

c/o Arjuna Capital/Baldwin Brothers Inc.
20 Spring Street
Marion, MA 02738

BALDWIN BROTHERS

November 25th, 2014

Natasha Lamb
Director of Equity Research & Shareholder Engagement
Arjuna Capital/Baldwin Brothers Inc.
204 Spring Street
Marion, MA 02738

Dear Ms. Lamb,

I hereby authorize Arjuna Capital/Baldwin Brothers Inc. to file a shareholder proposal on my behalf at Exxon Mobil Corporation (XOM) regarding Capital Distributions/Carbon Asset Risk.

I am the beneficial owner of more than $2,000 worth of common stock in XOM that I have held continuously for more than one year. I intend to hold the aforementioned shares of stock through the date of the Company's annual meeting in 2015.

I specifically give Arjuna Capital/Baldwin Brothers Inc. full authority to deal, on my behalf, with any and all aspects of the aforementioned shareholder proposal. I understand that my name may appear on the Corporation's proxy statement as the filer of the aforementioned proposal.

Sincerely,

Deborah Hawthorn

c/o Arjuna Capital/Baldwin Brothers Inc.
204 Spring Street
Marion, MA 02738

Pershing
Advisor Solutions

One Pershing Plaza
Jersey City, New Jersey 07399
pershingadvisorsolutions.com

November 25th, 2014

The Secretary's Office
Pershing Advisor Solutions LLC
One Pershing Plaza
4th Floor
Jersey City, NJ 07399

To WHOM IT MAY CONCERN:

Re: DeWitt Sage/Account #***FISMA & OMB Memorandum M-07-16***

This letter is to confirm that Pershing LLC is the record holder for the beneficial owners of the account of above which Baldwin Brothers Inc. manages and which holds in the account MB Memorandum 285 shares of common stock in Exxon Mobil Corporation (XOM).*

As of November 25th, DeWitt Sage held, and has held continuously for at least one year, 285 shares of XOM stock.

This letter serves as confirmation that the account holder listed above is the beneficial owner of the above referenced stock.

Sincerely,

Kaylyn Norvell
Account Manager
Pershing Advisor Solutions LLC, a BNY Mellon company
www.pershingadvisorsolutions.com

*DATE: Owned since 2/03/52, At Pershing LLC since 09/06/12

Pershing
Advisor Solutions

One Pershing Plaza
Jersey City, New Jersey 07399
pershingadvisorsolutions.com

November 25th, 2014

The Secretary's Office
Pershing Advisor Solutions LLC
One Pershing Plaza
4th Floor
Jersey City, NJ 07399

To WHOM IT MAY CONCERN:

Re: James Blaine/Account # ***FISMA & OMB Memorandum M-07-16***

This letter is to confirm that Pershing LLC is the record holder for the beneficial owners of the account of above which Baldwin Brothers Inc. manages and which holds in the account #MB Memorandu313 shares of common stock in Exxon Mobil Corporation (XOM).*

As of November 25th, James Blaine held, and has held continuously for at least one year, 313 shares of XOM stock.

This letter serves as confirmation that the account holder listed above is the beneficial owner of the above referenced stock.

Sincerely,

Kaylyn Norvell

Kaylyn Norvell
Account Manager
Pershing Advisor Solutions LLC, a BNY Mellon company
www.pershingadvisorsolutions.com

*DATE: Owned since 9/15/87, At Pershing LLC since 12/06/10

Pershing
Advisor Solutions

One Pershing Plaza
Jersey City, New Jersey 07399
pershingadvisorsolutions.com

November 25th, 2014

The Secretary's Office
Pershing Advisor Solutions LLC
One Pershing Plaza
4th Floor
Jersey City, NJ 07399

To WHOM IT MAY CONCERN:

Re: Deborah Hawthorn/Account # ***FISMA & OMB Memorandum M-07-16***

This letter is to confirm that Pershing LLC is the record holder for the beneficial owners of the account of above which Baldwin Brothers Inc. manages and which holds in the account #MB Memorandu 1,380 shares of common stock in Exxon Mobil Corporation (XOM).*

As of November 25th, Deborah Hawthorn held, and has held continuously for at least one year, 1,380 shares of XOM stock.

This letter serves as confirmation that the account holder listed above is the beneficial owner of the above referenced stock.

Sincerely,

Kaylyn Norvell

Kaylyn Norvell
Account Manager
Pershing Advisor Solutions LLC, a BNY Mellon company
www.pershingadvisorsolutions.com

*DATE: Owned since 2/06/13, At Pershing LLC since 4/14/14

December 11, 2014

Jeff J. Woodbury
Corporate Secretary
ExxonMobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Via email: jeff.j.woodbury@exxonmobil.com

Dear Mr. Woodbury:

Please find enclosed a shareholder proposal for inclusion in the 2015 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 (17 C.F.R. § 240.14a-8). Per Rule 14a-8, I am the beneficial owner of more than $2,000 of ExxonMobil common stock, acquired more than one year prior to today's date and held continuously for that time. I will remain invested in this position continuously through the date of the 2015 annual meeting.

I will submit verification of the position separately, and send a representative to the stockholders' meeting to move the shareholder proposal as required by the SEC rules.

I am co-filing this resolution with As You Sow Foundation and Arjuna Capital, who can act on my behalf in withdrawal of this resolution.

Please direct any communications to me at ***FISMA & OMB Memorandum M-07-16***

Please also confirm receipt of this letter via email.

Sincerely,

John Fedor-Cunningham

FISMA & OMB Memorandum M-07-16

Enclosure

Capital Distribution/Carbon Asset Risk

WHEREAS:

In the face of global climate change, we believe investor capital is at risk from capital expenditures on high cost, high carbon projects.

Recognizing the risks of climate change, global governments have agreed "the increase in global temperature should be below 2 degrees Celsius." The International Energy Agency (IEA) states that, "No more than one-third of proven reserves of fossil fuels can be consumed prior to 2050 if the world is to achieve the 2° C goal."

The IEA forecasts global oil demand will peak by 2020, further stating, "once a credible path towards decarbonisation is in place, projects at the higher end of the supply cost curve, particularly those that feature both long lead times and relatively high carbon-intensity, face significantly higher commercial and regulatory hazards."

Massive production-cost inflation over the past decade has made the industry particularly vulnerable to a downturn in demand.

- According to Bloomberg, capital expenditures by the largest oil companies has risen five-fold since 2000, yet overall industry production is nearly flat.
- Goldman Sachs notes in the past two years no major new oil project has come on stream with production costs below 70 dollars per barrel, with most in the 80-100 dollar range, raising the risk of stranded, or unprofitable, assets.
- Kepler Cheuvreux declares a "capex crisis" as companies invest in higher cost, higher carbon unconventional crude to stem conventional crude decline rates. Since 2005, annual upstream investment for oil has increased 100 percent, while crude oil supply has increased 3 percent.

Given growing global concern over climate change and actions to address it, investment analysts indicate companies may not be adequately accounting for or disclosing downside risks that could result from lower-than-expected demand for oil and cost competitive renewables.

- HSBC reports the equity valuation of oil producers could drop 40 to 60 percent under a low carbon consumption scenario.

Investors are concerned Exxon Mobil is not preparing for a low demand scenario and that potential and planned capital expenditures on high cost high carbon projects are at risk of eroding shareholder value. Our Company has said this scenario is "highly unlikely" stating, "the world will require all the carbon-based energy that ExxonMobil plans to produce during the Outlook period."

According to Carbon Tracker Initiative (CTI), 39 percent of Exxon Mobil's potential capex spend through 2025 requires an oil price of 95 dollar per barrel to be economical, and 17 percent requires a price of 115 dollar per barrel. By the end of 2025, CTI expects high cost projects to represent 35 percent of our Company's potential future production.

RESOLVED: Shareholders hereby approve, on an advisory basis, Arjuna Capital/Baldwin Brothers' proposal: In light of the climate change related risks of decreasing profitability and stranded asset risk associated with planned capital expenditures on high cost unconventional projects, Exxon Mobil commit to increasing the amount authorized for capital distributions to shareholders through dividends or share buy backs.

-----Original Message-----
From: ***FISMA & OMB Memorandum M-07-16***
Sent: Tuesday, December 16, 2014 12:55 PM
To: Woodbury, Jeffrey J
Cc: John Fedor-Cunningham
Subject: Re: ExxonMobil

Dear Mr. Woodbury,

As promised, attached is verification. Please confirm receipt of this letter via email.

Yours truly,
John Fedor-Cunningham

Wealth Management
1500 Main Street, Ste 1900
P.O. Box 15389
Springfield, MA 01115
tel 413 734 7311
fax 413 736 0361
toll free 800 628 9046

RECEIVED
DEC 17 2014
G.R. GLASS

Morgan Stanley

December 11, 2014

John Fedor-Cunningham

FISMA & OMB Memorandum M-07-16

Re: John Fedor-Cunningham
FISMA & OMB Memorandum M-07-16

To whom it may concern,

This letter is to confirm that Morgan Stanley is the record holder for the beneficial owners of the account above which holds in the account OMB Memorandum 298.275 shares of Exxon Mobil common stock.

As of December 11, 2014, John Fedor-Cunningham held, and has held continuously for at least one year 298.275 shares of Exxon Mobil common stock.

This letter serves as confirmation that the account holder listed above is the beneficial owner of the above referenced stock. The date that the stock position was received by the custodian was February 17, 1982.

Sincerely,

Robert Nowakowski
Vice President
Financial Advisor

AS YOU SOW

1611 Telegraph Ave, Suite 1450
Oakland, CA 94612

www.asyousow.org
BUILDING A SAFE, JUST, AND SUSTAINABLE WORLD SINCE 1992

November 25, 2014

xc: RAL
KOT
JEP

✓ 12/1/14

RECEIVED
DEC 3 2014
B. D. TINSLEY

Attn: Mr. Jeffrey Woodbury
Corporate Secretary
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Dear Mr. Woodbury,

As You Sow is a non-profit organization whose mission is to promote corporate accountability. We represent Martha Davis, a shareholder of Exxon Mobil stock.

To protect our right to raise this issue before shareholders, we are submitting the enclosed shareholder proposal for inclusion in the 2015 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934.

A letter from Martha Davis authorizing us to act on her behalf and proof of ownership are enclosed. A representative of the filer will attend the stockholders' meeting to move the resolution as required. We are optimistic that a dialogue with the company can result in resolution of our concerns.

Sincerely,

Danielle Fugere
President
As You Sow

Enclosures

- Shareholder Proposal
- Martha Davis Authorization
- Martha Davis Proof of Ownership

Received
DEC 01 2014
J. J. Woodbury

Capital Distribution/Carbon Asset Risk

WHEREAS:

In the face of global climate change, we believe investor capital is at risk from capital expenditures on high cost, high carbon projects.

Recognizing the risks of climate change, global governments have agreed "the increase in global temperature should be below 2 degrees Celsius." The International Energy Agency (IEA) states that, "No more than one-third of proven reserves of fossil fuels can be consumed prior to 2050 if the world is to achieve the 2° C goal."

The IEA forecasts global oil demand will peak by 2020, further stating, "once a credible path towards decarbonisation is in place, projects at the higher end of the supply cost curve, particularly those that feature both long lead times and relatively high carbon-intensity, face significantly higher commercial and regulatory hazards."

Massive production-cost inflation over the past decade has made the industry particularly vulnerable to a downturn in demand.

- According to Bloomberg, capital expenditures by the largest oil companies has risen five-fold since 2000, yet overall industry production is nearly flat.
- Goldman Sachs notes in the past two years no major new oil project has come on stream with production costs below 70 dollars per barrel, with most in the 80-100 dollar range, raising the risk of stranded, or unprofitable, assets.
- Kepler Cheuvreux declares a "capex crisis" as companies invest in higher cost, higher carbon unconventional crude to stem conventional crude decline rates. Since 2005, annual upstream investment for oil has increased 100 percent, while crude oil supply has increased 3 percent.

Given growing global concern over climate change and actions to address it, investment analysts indicate companies may not be adequately accounting for or disclosing downside risks that could result from lower-than-expected demand for oil and cost competitive renewables.

- HSBC reports the equity valuation of oil producers could drop 40 to 60 percent under a low carbon consumption scenario.

Investors are concerned Exxon Mobil is not preparing for a low demand scenario and that potential and planned capital expenditures on high cost high carbon projects are at risk of eroding shareholder value. Our Company has said this scenario is "highly unlikely" stating, "the world will require all the carbon-based energy that ExxonMobil plans to produce during the Outlook period."

According to Carbon Tracker Initiative (CTI), 39 percent of Exxon Mobil's potential capex spend through 2025 requires an oil price of 95 dollar per barrel to be economical, and 17 percent requires a price of 115 dollar per barrel. By the end of 2025, CTI expects high cost projects to represent 35 percent of our Company's potential future production.

RESOLVED: Shareholders hereby approve, on an advisory basis, Arjuna Capital/Baldwin Brothers' proposal: In light of the climate change related risks of decreasing profitability and stranded asset risk associated with planned capital expenditures on high cost unconventional projects, Exxon Mobil commit to increasing the amount authorized for capital distributions to shareholders through dividends or share buy backs.

Martha Houstoun Davis

FISMA & OMB Memorandum M-07-16

November 21, 2014

Andrew Behar, CEO
As You Sow Foundation
1611 Telegraph Ave., Ste. 1450
Oakland, CA 94612

Re: Authorization to File Shareholder Resolution

Dear Andrew Behar,

As of November 4, 2014, I, Martha Davis, authorize As You Sow to file or co file a shareholder resolution on my behalf with Exxon Mobil Corporation (Exxon), and that it be included in the 2015 proxy statement, in accordance with Rule 14-a8 of the General Rules and Regulations of the Securities and Exchange Act of 1934.

I have continuously owned over $2,000 worth of Exxon stock for over a year. I intend to hold the stock through the date of the company's annual meeting in 2015.

I give As You Sow the authority to deal on my behalf with any and all aspects of the shareholder resolution. I understand that the company may send me information about this resolution, and that the media may mention my name related to the resolution; I will alert As You Sow in either case. I confirm that my name may appear on the company's proxy statement as the filer of the aforementioned resolution.

Sincerely,

Martha H. Davis
Martha H. Davis

BT

charles SCHWAB
ADVISOR SERVICES

November 25, 2014

Re...
DEC 05
J. J. Woodbury

Exxon Mobil Corporation

ATTN: Corporate Secretary Jeffrey Woodbury

5959 Las Colinas Boulevard

Irving, TX 75039-2298

RECEIVED
DEC 4 2014
B. D. TINSLEY

Account # ***FISMA & OMB Memorandum M-07-16***

Dear Mr. Woodbury

Charles Schwab & Co., Inc., a DTC participant, acts as the custodian for Martha Davis, Managing Partner of the MHD-RLS INTERESTS LTD. As of and including November 25th, 2014, Charles Schwab & Co., has continuously held 2000 shares of the Exxon Mobil Corporation common stock for one year on behalf of Martha Davis.

Sincerely,

Sean Mooney

Sean Mooney

Team Manager – Core Service Denver

9800 Schwab Way, Lone Tree, CO 80124

Charles Schwab & Co., Inc.

charles SCHWAB
ADVISOR SERVICES

P.O. Box 52013, Phoenix, AZ 85072-2013

U.S. POSTAGE PITNEY BOWES
ZIP 80239 $ 000.48⁰
02 1H
0001392081 NOV 26 2014

Exxon Mobile Corporation
ATTN: Corporate Secretary
Jeffrey Woodbury
5959 Las Colinas Blvd
Irving, TX 75039-2298

75039$2298

Gilbert, Jeanine

From:	Tinsley, Brian D
Sent:	Friday, December 05, 2014 1:41 PM
To:	dfugere@asyousow.org
Cc:	Parsons, Jim E; natasha@arjuna-capital.com
Subject:	Identical Submission

RECEIVED
DEC 5 2014
B. D. TINSLEY

Danielle,

Regarding the shareholder submission relating to oil and gas investments and distributions to shareholders you submitted on November 25, please note that the identical submission was received from Arjuna Capital. In light of this prior submission, please advise whether you wish to withdraw your submission or to act as a co-filer with Arjuna.

If you wish to act as a co-filer, and in light of guidance in SEC staff legal bulletin No. 14F dealing with co-filers, please confirm for us by return email or letter that the lead filer, Arjuna Capital, has full authority to act on your behalf with respect to the submission, including for purposes of any potential negotiations for withdrawal. Unless the lead filer can represent that it holds such authority on behalf of all co-filers, and in light of the SEC guidance, it will be difficult for us to engage in productive dialogue on the subject.

Thank you.

Brian Tinsley
Shareholder Relations
972-444-1193

From: Danielle Fugere [mailto:DFugere@asyousow.org]
Sent: Thursday, December 11, 2014 4:01 PM
To: Tinsley, Brian D
Cc: Parsons, Jim E; natasha@arjuna-capital.com; Austin Wilson
Subject: RE: Identical Submission

Brian,

Please ignore the letter I sent earlier, it has an incorrect date. The attached letter reflects As You Sow's status as a co-filer to Arjuna's proposal.

Best,

Danielle

Danielle Fugere
As You Sow
(510) 735-8141 (direct line) OMB Memorandum (cell) 07-16***
dfugere@asyousow.org | www.asyousow.org

From: Tinsley, Brian D [mailto:brian.d.tinsley@exxonmobil.com]
Sent: Friday, December 05, 2014 11:41 AM
To: Danielle Fugere
Cc: Parsons, Jim E; natasha@arjuna-capital.com
Subject: Identical Submission

Danielle,

Regarding the shareholder submission relating to oil and gas investments and distributions to shareholders you submitted on November 25, please note that the identical submission was received from Arjuna Capital. In light of this prior submission, please advise whether you wish to withdraw your submission or to act as a co-filer with Arjuna.

If you wish to act as a co-filer, and in light of guidance in SEC staff legal bulletin No. 14F dealing with co-filers, please confirm for us by return email or letter that the lead filer, Arjuna Capital, has full authority to act on your behalf with respect to the submission, including for purposes of any potential negotiations for withdrawal. Unless the lead filer can represent that it holds such authority on behalf of all co-filers, and in light of the SEC guidance, it will be difficult for us to engage in productive dialogue on the subject.

Thank you.

Brian Tinsley

AS YOU SOW

1611 Telegraph Ave, Suite 1450
Oakland, CA 94612

www.asyousow.org
BUILDING A SAFE, JUST, AND SUSTAINABLE WORLD SINCE 1992

December 11, 2014

RECEIVED
DEC 11 2014
B. D. TINSLEY

Attn: Mr. Jeffrey Woodbury
Corporate Secretary
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Dear Mr. Woodbury,

As You Sow is a non-profit organization whose mission is to promote corporate accountability. We represent The Park Foundation, a shareholder of Exxon Mobil stock. As You Sow submitted a shareholder proposal for inclusion in the 2015 proxy statement, dated November 25, 2014, on behalf of The Park Foundation.

This letter clarifies that As You Sow is co-filing the shareholder proposal with Arjuna Capital/Baldwin Brothers Inc., lead filer of this resolution, which can act on our behalf in withdrawal of this resolution.

Sincerely,

Danielle Fugere
President
As You Sow

Neva Goodwin
c/o Farha-Joyce Haboucha
Rockefeller & Co.
10 Rockefeller Plaza
New York, NY 10020

December 5, 2014

Mr. Jeffrey Woodbury
Secretary
ExxonMobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Dear Mr. Woodbury:

I, Neva Goodwin, am the beneficial owner of 2,017 shares of ExxonMobil Corporation ("Exxon") common stock. I hereby file the enclosed shareowner resolution with Exxon. In brief, the proposal requests the Board of Directors of Exxon to commit to increasing the amount authorized for capital distributions to shareholders through dividends and buybacks. We are grateful for the many dialogues that have taken place with executives of Exxon in the past, and look forward to future dialogues.

I am the beneficial owner, as defined in Rule 13d-3 of the Securities Exchange Act of 1934, of the above mentioned number of Exxon shares and intend to maintain ownership of the required number of shares through the 2015 annual meeting. I have been a shareholder for more than one year, have held over $2,000 worth of stock for the last year and will own it going forward. Verification of my ownership position will be forwarded to you by DTC participant, JPMorgan.

I am filing the enclosed shareholder proposal as a co-filer for inclusion in the 2015 proxy statement, in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 for consideration and action by the shareholders at the next annual meeting.

Arjuna Capital is designated as the primary filer on this resolution and it may also be filed by others as well. To that end, I am not submitting a separate proposal, but co-sponsoring this resolution. I am pleased to deputize Arjuna Capital to withdraw the resolution on my behalf if an agreement is able to be reached.

If Exxon would like to discuss the substance of this proposal, please contact Natasha Lamb at Natasha@arjuna-capital.com who is the primary contact on this matter. Please copy all correspondence regarding this proposal to Farha-Joyce Haboucha, Managing Director, Rockefeller & Co., 10 Rockefeller Plaza, 3rd Fl., New York, NY 10020, jhaboucha@rockco.com.

Very truly yours,

Neva Goodwin

Neva Goodwin

cc: Natasha Lamb, Arjuna Capital

Capital Distribution/Carbon Asset Risk

WHEREAS:

In the face of global climate change, we believe investor capital is at risk from capital expenditures on high cost, high carbon projects.

Recognizing the risks of climate change, global governments have agreed "the increase in global temperature should be below 2 degrees Celsius." The International Energy Agency (IEA) states that, "No more than one-third of proven reserves of fossil fuels can be consumed prior to 2050 if the world is to achieve the 2° C goal."

The IEA forecasts global oil demand will peak by 2020, further stating, "once a credible path towards decarbonisation is in place, projects at the higher end of the supply cost curve, particularly those that feature both long lead times and relatively high carbon-intensity, face significantly higher commercial and regulatory hazards."

Massive production-cost inflation over the past decade has made the industry particularly vulnerable to a downturn in demand.

- According to Bloomberg, capital expenditures by the largest oil companies has risen five-fold since 2000, yet overall industry production is nearly flat.
- Goldman Sachs notes in the past two years no major new oil project has come on stream with production costs below 70 dollars per barrel, with most in the 80-100 dollar range, raising the risk of stranded, or unprofitable, assets.
- Kepler Cheuvreux declares a "capex crisis" as companies invest in higher cost, higher carbon unconventional crude to stem conventional crude decline rates. Since 2005, annual upstream investment for oil has increased 100 percent, while crude oil supply has increased 3 percent.

Given growing global concern over climate change and actions to address it, investment analysts indicate companies may not be adequately accounting for or disclosing downside risks that could result from lower-than-expected demand for oil and cost competitive renewables.

- HSBC reports the equity valuation of oil producers could drop 40 to 60 percent under a low carbon consumption scenario.

Investors are concerned Exxon Mobil is not preparing for a low demand scenario and that potential and planned capital expenditures on high cost high carbon projects are at risk of eroding shareholder value. Our Company has said this scenario is "highly unlikely" stating, "the world will require all the carbon-based energy that ExxonMobil plans to produce during the Outlook period."

According to Carbon Tracker Initiative (CTI), 39 percent of Exxon Mobil's potential capex spend through 2025 requires an oil price of 95 dollar per barrel to be economical, and 17 percent requires a price of 115 dollar per barrel. By the end of 2025, CTI expects high cost projects to represent 35 percent of our Company's potential future production.

RESOLVED: Shareholders hereby approve, on an advisory basis, Arjuna Capital/Baldwin Brothers' proposal: In light of the climate change related risks of decreasing profitability and stranded asset risk associated with planned capital expenditures on high cost unconventional projects, Exxon Mobil commit to increasing the amount authorized for capital distributions to shareholders through dividends or share buy backs.

J.P.Morgan

RECEIVED
DEC 11 2014
B. D. TINSLEY

December 5 2014

Mr. Jeffrey Woodbury
Secretary
ExxonMobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Re: Exxon Mobil Corp shares

Dear Mr. Woodbury,

JPMorgan Chase Bank is the custodian for the account of Neva Goodwin. As of December 5, 2014, the account of Neva Goodwin held 2,017 shares of Exxon Mobil Corp. common stock (Cusip 30231G102).

The above account has continuously owned at least 2,017 shares of Exxon Mobil Corp. common stock for at least 12 months prior to and through December 5, 2014.

Sincerely,

Linnea Messina
Client Service Associate

500 Stanton Christiana Road, Newark, Delaware 19713-2107

J.P. Morgan Services, Inc as agent
for JPMorgan Chase Bank, N.A.

From: Jonathan A. Scott ***FISMA & OMB Memorandum M-07-16***
Sent: Thursday, December 11, 2014 2:12 PM
To: Woodbury, Jeffrey J
Subject: shareholder letter and proposal from Singing Field Fdn, Inc. to XOM

Attached please find a letter and proposal from Singing Field Foundation submitted as an XOM shareholder. Please respond as requested in the letter.

--
Jonathan A. Scott, President
Singing Field Foundation

FISMA & OMB Memorandum M-07-16

Singing Field
FOUNDATION

December 11, 2014

RECEIVED
DEC 11 2014
G.R. GLASS

Mr. Jeff J. Woodbury
Corporate Secretary
ExxonMobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Via email: jeff.j.woodbury@exxonmobil.com

Dear Mr. Woodbury:

Please find enclosed a shareholder proposal for inclusion in the 2015 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 (17 C.F.R. § 240.14a-8). I am submitting this proposal on behalf of the Singing Fields Foundation, of which I am president and director. Per Rule 14a-8, the Foundation is beneficial owner of more than $2,000 of ExxonMobil common stock, acquired more than one year prior to today's date and held continuously for that time. The Foundation will remain invested in this position continuously through the date of the 2015 annual meeting.

I will submit verification of the position separately, and send a representative to the stockholders' meeting to move the shareholder proposal as required by the SEC rules.

We are co-filing this resolution with As You Sow Foundation and Arjuna Capital, who can act on our behalf concerning any withdrawal of this resolution.

Please direct any communications to me at ISMA & OMB Memorandum M-07-16 Please also confirm receipt of this letter via email.

Sincerely,

Jonathan A. Scott
President & Director
Singing Field Foundation, Inc.
800 South Street, #300
Waltham, MA 02453

Enclosure

Capital Distribution/Carbon Asset Risk

WHEREAS:

In the face of global climate change, we believe investor capital is at risk from capital expenditures on high cost, high carbon projects.

Recognizing the risks of climate change, global governments have agreed "the increase in global temperature should be below 2 degrees Celsius." The International Energy Agency (IEA) states that, "No more than one-third of proven reserves of fossil fuels can be consumed prior to 2050 if the world is to achieve the 2° C goal."

The IEA forecasts global oil demand will peak by 2020, further stating, "once a credible path towards decarbonisation is in place, projects at the higher end of the supply cost curve, particularly those that feature both long lead times and relatively high carbon-intensity, face significantly higher commercial and regulatory hazards."

Massive production-cost inflation over the past decade has made the industry particularly vulnerable to a downturn in demand.

- According to Bloomberg, capital expenditures by the largest oil companies has risen five-fold since 2000, yet overall industry production is nearly flat.
- Goldman Sachs notes in the past two years no major new oil project has come on stream with production costs below 70 dollars per barrel, with most in the 80-100 dollar range, raising the risk of stranded, or unprofitable, assets.
- Kepler Cheuvreux declares a "capex crisis" as companies invest in higher cost, higher carbon unconventional crude to stem conventional crude decline rates. Since 2005, annual upstream investment for oil has increased 100 percent, while crude oil supply has increased 3 percent.

Given growing global concern over climate change and actions to address it, investment analysts indicate companies may not be adequately accounting for or disclosing downside risks that could result from lower-than-expected demand for oil and cost competitive renewables.

- HSBC reports the equity valuation of oil producers could drop 40 to 60 percent under a low carbon consumption scenario.

Investors are concerned Exxon Mobil is not preparing for a low demand scenario and that potential and planned capital expenditures on high cost high carbon projects are at risk of eroding shareholder value. Our Company has said this scenario is "highly unlikely" stating, "the world will require all the carbon-based energy that ExxonMobil plans to produce during the Outlook period."

According to Carbon Tracker Initiative (CTI), 39 percent of Exxon Mobil's potential capex spend through 2025 requires an oil price of 95 dollar per barrel to be economical, and 17 percent requires a price of 115 dollar per barrel. By the end of 2025, CTI expects high cost projects to represent 35 percent of our Company's potential future production.

RESOLVED: Shareholders hereby approve, on an advisory basis, Arjuna Capital/Baldwin Brothers' proposal: In light of the climate change related risks of decreasing profitability and stranded asset risk associated with planned capital expenditures on high cost unconventional projects, Exxon Mobil commit to increasing the amount authorized for capital distributions to shareholders through dividends or share buy backs.

From: Shelley Alpern <shelley@cleanyield.com>
Date: December 15, 2014 at 11:09:39 AM EST
To: "Woodbury, Jeffrey J" <jeff.j.woodbury@exxonmobil.com>
Cc: Jonathan Scott ***FISMA & OMB Memorandum M-07-16***
Subject: Document completing Singing Field Foundation shareholder proposal

Mr. Woodbury,

Our client, the Singing Field foundation, asked us to procure a letter from its custodian verifying its ownership position in ExxonMobil as of December 12, in connection with its shareholder proposal. Please find it attached, and if you have any questions, do not hesitate to contact me.

Regards,

Shelley Alpern
Director of Social Research & Advocacy
Clean Yield Asset Management
(802) 526-2525, x 103
FISMA & OMB Memorandum M-07-16 (cell)

charles SCHWAB

1958 Summit Park Dr
Orlando, FL 32810

RECEIVED
DEC 15 2014
G.R. GLASS

December 12, 2014

Shelley Alpern
Director of Research & Advocacy
Clean Yield Asset Management
Phone (802) 526-2525
Fax (802) 526-2528

Re: Singing Field Foundations Inc.
Account #**FISMA & OMB Memorandum M-07-16***

This letter is to confirm that Charles Schwab & Co. holds as custodian for the above account 500 shares of ExxonMobil common stock. These 500 shares have been held in this account continuously for at least one year prior to December 12, 2014.

These shares are held at Depository Trust Company under the nominee name of Charles Schwab & Company.

This letter serves as confirmation that the shares are held by Charles Schwab & Co. Inc.

Sincerely,

Corey S. Harman
Relationship Specialist
Schwab Advisor Services

Exhibit C

Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039-2298

Jeffrey J. Woodbury
Vice President, Investor Relations
and Secretary

ExxonMobil

December 8, 2014

VIA UPS – OVERNIGHT DELIVERY

Natasha Lamb
Director of Equity Research & Shareholder Engagement
Arjuna Capital/Baldwin Brothers Inc.
204 Spring Street
Marion, MA 02738

Dear Ms. Lamb:

This will acknowledge receipt of the proposals regarding oil and gas investments and shareholder distributions, which you have submitted on behalf of DeWitt Sage Jr., James Gillespie Blaine, and Deborah Hawthorn (the "Proponents") in connection with ExxonMobil's 2015 annual meeting of shareholders. By copy of letters from Pershing Advisor Solutions LLC, a BNY Mellon company received by email on November 25, 2014, share ownership has been verified.

Pursuant to Rule 14a-8(c) under the Securities Exchange Act of 1934, as amended, a shareholder may submit no more than one proposal to a company for a particular shareholders' meeting. We believe that the Proposal constitutes more than one shareholder proposal. Specifically, while parts of the Proposal relate to "capital expenditures on high cost, high carbon projects" or "high cost unconventional projects," other parts calling for ExxonMobil to commit to increasing the amount authorized for capital distributions to shareholders addresses a separate subject. Accordingly, we believe that the Proposal contains both a proposal to limit our capital expenditures concerning "high cost unconventional projects" and a proposal to commit to increasing capital distributions to our shareholders. You can correct this procedural deficiency by indicating which proposal you would like to submit and which proposal you would like to withdraw.

The SEC's rules require that any response to this letter must be postmarked or transmitted electronically to us no later than 14 calendar days from the date this letter is received. Please mail any response to me at ExxonMobil at the address shown above. Alternatively, you may send your response to me via facsimile at 972-444-1505, or by email to jeanine.gilbert@exxonmobil.com.

You should note that, if the proposal is not withdrawn or excluded, the Proponents or the Proponents' representative, who is qualified under New Jersey law to present the proposal on the Proponents' behalf, must attend the annual meeting in person to present the proposal. Under New Jersey law, only shareholders or their duly constituted proxies are entitled as a matter of right to attend the meeting.

If the Proponents intend for a representative to present the proposal, the Proponents must provide signed documentation that specifically identifies their intended representative by name and specifically authorizes the representative to act as the Proponents' proxy at the annual meeting. To be a valid proxy entitled to attend the annual meeting, the representative must have the authority to vote the Proponents' shares at the meeting. A copy of this authorization meeting state law requirements should be sent to my attention in advance of the meeting. The authorized representative should also bring an original signed copy of the proxy documentation to the meeting and present it at the admissions desk, together with photo identification if requested, so that our counsel may verify the representative's authority to act on the Proponents' behalf prior to the start of the meeting.

In the event there are co-filers for this proposal and in light of the guidance in SEC Staff Legal Bulletin No. 14F dealing with co-filers of shareholder proposals, it is important to ensure that the lead filer has clear authority to act on behalf of all co-filers, including with respect to any potential negotiated withdrawal of the proposal. Unless the lead filer can represent that it holds such authority on behalf of all co-filers, and considering SEC staff guidance, it will be difficult for us to engage in productive dialogue concerning this proposal.

Note that under Staff Legal Bulletin No. 14F, the SEC will distribute no-action responses under Rule 14a-8 by email to companies and proponents. We encourage all proponents and any co-filers to include an email contact address on any additional correspondence, to ensure timely communication in the event the proposal is subject to a no-action request.

We are interested in discussing this proposal and will contact you in the near future.

Sincerely,

JJW/ljg

Enclosures

Rule 14a-8 – Shareholder Proposals

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d–101), Schedule 13G (§240.13d–102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal?

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10–Q (§249.308a of this chapter), or in shareholder reports of investment companies under §270.30d–1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a–8 and provide you with a copy under Question 10 below, §240.14a–8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal?

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

(1) *Improper under state law:* If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Director elections:* If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

Note to paragraph (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S–K (§229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by §240.14a–21(b) of this chapter a single year (i.e., one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by §240.14a–21(b) of this chapter.

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal?

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments? Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a–9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a–6.

U.S. Securities and Exchange Commission

Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14F (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 18, 2011

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- Brokers and banks that constitute "record" holders under Rule 14a-8 (b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- Common errors shareholders can avoid when submitting proof of ownership to companies;
- The submission of revised proposals;
- Procedures for withdrawing no-action requests regarding proposals submitted by multiple proponents; and
- The Division's new process for transmitting Rule 14a-8 no-action responses by email.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB

No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D and SLB No. 14E.

B. The types of brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Eligibility to submit a proposal under Rule 14a-8

To be eligible to submit a shareholder proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. The shareholder must also continue to hold the required amount of securities through the date of the meeting and must provide the company with a written statement of intent to do so.[1]

The steps that a shareholder must take to verify his or her eligibility to submit a proposal depend on how the shareholder owns the securities. There are two types of security holders in the U.S.: registered owners and beneficial owners.[2] Registered owners have a direct relationship with the issuer because their ownership of shares is listed on the records maintained by the issuer or its transfer agent. If a shareholder is a registered owner, the company can independently confirm that the shareholder's holdings satisfy Rule 14a-8(b)'s eligibility requirement.

The vast majority of investors in shares issued by U.S. companies, however, are beneficial owners, which means that they hold their securities in book-entry form through a securities intermediary, such as a broker or a bank. Beneficial owners are sometimes referred to as "street name" holders. Rule 14a-8(b)(2)(i) provides that a beneficial owner can provide proof of ownership to support his or her eligibility to submit a proposal by submitting a written statement "from the 'record' holder of [the] securities (usually a broker or bank)," verifying that, at the time the proposal was submitted, the shareholder held the required amount of securities continuously for at least one year.[3]

2. The role of the Depository Trust Company

Most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency acting as a securities depository. Such brokers and banks are often referred to as "participants" in DTC.[4] The names of these DTC participants, however, do not appear as the registered owners of the securities deposited with DTC on the list of shareholders maintained by the company or, more typically, by its transfer agent. Rather, DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants. A company can request from DTC a "securities position listing" as of a specified date, which identifies the DTC participants having a position in the company's securities and the number of securities held by each DTC participant on that date.[5]

3. Brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

In *The Hain Celestial Group, Inc.* (Oct. 1, 2008), we took the position that an introducing broker could be considered a "record" holder for purposes of Rule 14a-8(b)(2)(i). An introducing broker is a broker that engages in sales and other activities involving customer contact, such as opening customer accounts and accepting customer orders, but is not permitted to maintain custody of customer funds and securities.[6] Instead, an introducing broker engages another broker, known as a "clearing broker," to hold custody of client funds and securities, to clear and execute customer trades, and to handle other functions such as issuing confirmations of customer trades and customer account statements. Clearing brokers generally are DTC participants; introducing brokers generally are not. As introducing brokers generally are not DTC participants, and therefore typically do not appear on DTC's securities position listing, *Hain Celestial* has required companies to accept proof of ownership letters from brokers in cases where, unlike the positions of registered owners and brokers and banks that are DTC participants, the company is unable to verify the positions against its own or its transfer agent's records or against DTC's securities position listing.

In light of questions we have received following two recent court cases relating to proof of ownership under Rule 14a-8[7] and in light of the Commission's discussion of registered and beneficial owners in the Proxy Mechanics Concept Release, we have reconsidered our views as to what types of brokers and banks should be considered "record" holders under Rule 14a-8(b)(2)(i). Because of the transparency of DTC participants' positions in a company's securities, we will take the view going forward that, for Rule 14a-8(b)(2)(i) purposes, only DTC participants should be viewed as "record" holders of securities that are deposited at DTC. As a result, we will no longer follow *Hain Celestial*.

We believe that taking this approach as to who constitutes a "record" holder for purposes of Rule 14a-8(b)(2)(i) will provide greater certainty to beneficial owners and companies. We also note that this approach is consistent with Exchange Act Rule 12g5-1 and a 1988 staff no-action letter addressing that rule,[8] under which brokers and banks that are DTC participants are considered to be the record holders of securities on deposit with DTC when calculating the number of record holders for purposes of Sections 12(g) and 15(d) of the Exchange Act.

Companies have occasionally expressed the view that, because DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants, only DTC or Cede & Co. should be viewed as the "record" holder of the securities held on deposit at DTC for purposes of Rule 14a-8(b)(2)(i). We have never interpreted the rule to require a shareholder to obtain a proof of ownership letter from DTC or Cede & Co., and nothing in this guidance should be construed as changing that view.

How can a shareholder determine whether his or her broker or bank is a DTC participant?

Shareholders and companies can confirm whether a particular broker or bank is a DTC participant by checking DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf.

What if a shareholder's broker or bank is not on DTC's participant list?

The shareholder will need to obtain proof of ownership from the DTC participant through which the securities are held. The shareholder should be able to find out who this DTC participant is by asking the shareholder's broker or bank.[9]

If the DTC participant knows the shareholder's broker or bank's holdings, but does not know the shareholder's holdings, a shareholder could satisfy Rule 14a-8(b)(2)(i) by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities were continuously held for at least one year – one from the shareholder's broker or bank confirming the shareholder's ownership, and the other from the DTC participant confirming the broker or bank's ownership.

How will the staff process no-action requests that argue for exclusion on the basis that the shareholder's proof of ownership is not from a DTC participant?

The staff will grant no-action relief to a company on the basis that the shareholder's proof of ownership is not from a DTC participant only if the company's notice of defect describes the required proof of ownership in a manner that is consistent with the guidance contained in this bulletin. Under Rule 14a-8(f)(1), the shareholder will have an opportunity to obtain the requisite proof of ownership after receiving the notice of defect.

C. Common errors shareholders can avoid when submitting proof of ownership to companies

In this section, we describe two common errors shareholders make when submitting proof of ownership for purposes of Rule 14a-8(b)(2), and we provide guidance on how to avoid these errors.

First, Rule 14a-8(b) requires a shareholder to provide proof of ownership that he or she has "continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal" (emphasis added).[10] We note that many proof of ownership letters do not satisfy this requirement because they do not verify the shareholder's beneficial ownership for the entire one-year period preceding and including the date the proposal is submitted. In some cases, the letter speaks as of a date *before* the date the proposal is submitted, thereby leaving a gap between the date of the verification and the date the proposal is submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the shareholder's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Second, many letters fail to confirm continuous ownership of the securities. This can occur when a broker or bank submits a letter that confirms the shareholder's beneficial ownership only as of a specified date but omits any

reference to continuous ownership for a one-year period.

We recognize that the requirements of Rule 14a-8(b) are highly prescriptive and can cause inconvenience for shareholders when submitting proposals. Although our administration of Rule 14a-8(b) is constrained by the terms of the rule, we believe that shareholders can avoid the two errors highlighted above by arranging to have their broker or bank provide the required verification of ownership as of the date they plan to submit the proposal using the following format:

> "As of [date the proposal is submitted], [name of shareholder] held, and has held continuously for at least one year, [number of securities] shares of [company name] [class of securities]."[11]

As discussed above, a shareholder may also need to provide a separate written statement from the DTC participant through which the shareholder's securities are held if the shareholder's broker or bank is not a DTC participant.

D. The submission of revised proposals

On occasion, a shareholder will revise a proposal after submitting it to a company. This section addresses questions we have received regarding revisions to a proposal or supporting statement.

1. A shareholder submits a timely proposal. The shareholder then submits a revised proposal before the company's deadline for receiving proposals. Must the company accept the revisions?

Yes. In this situation, we believe the revised proposal serves as a replacement of the initial proposal. By submitting a revised proposal, the shareholder has effectively withdrawn the initial proposal. Therefore, the shareholder is not in violation of the one-proposal limitation in Rule 14a-8 (c).[12] If the company intends to submit a no-action request, it must do so with respect to the revised proposal.

We recognize that in Question and Answer E.2 of SLB No. 14, we indicated that if a shareholder makes revisions to a proposal before the company submits its no-action request, the company can choose whether to accept the revisions. However, this guidance has led some companies to believe that, in cases where shareholders attempt to make changes to an initial proposal, the company is free to ignore such revisions even if the revised proposal is submitted before the company's deadline for receiving shareholder proposals. We are revising our guidance on this issue to make clear that a company may not ignore a revised proposal in this situation.[13]

2. A shareholder submits a timely proposal. After the deadline for receiving proposals, the shareholder submits a revised proposal. Must the company accept the revisions?

No. If a shareholder submits revisions to a proposal after the deadline for receiving proposals under Rule 14a-8(e), the company is not required to accept the revisions. However, if the company does not accept the revisions, it must treat the revised proposal as a second proposal and

submit a notice stating its intention to exclude the revised proposal, as required by Rule 14a-8(j). The company's notice may cite Rule 14a-8(e) as the reason for excluding the revised proposal. If the company does not accept the revisions and intends to exclude the initial proposal, it would also need to submit its reasons for excluding the initial proposal.

3. If a shareholder submits a revised proposal, as of which date must the shareholder prove his or her share ownership?

A shareholder must prove ownership as of the date the original proposal is submitted. When the Commission has discussed revisions to proposals,[14] it has not suggested that a revision triggers a requirement to provide proof of ownership a second time. As outlined in Rule 14a-8(b), proving ownership includes providing a written statement that the shareholder intends to continue to hold the securities through the date of the shareholder meeting. Rule 14a-8(f)(2) provides that if the shareholder "fails in [his or her] promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of [the same shareholder's] proposals from its proxy materials for any meeting held in the following two calendar years." With these provisions in mind, we do not interpret Rule 14a-8 as requiring additional proof of ownership when a shareholder submits a revised proposal.[15]

E. Procedures for withdrawing no-action requests for proposals submitted by multiple proponents

We have previously addressed the requirements for withdrawing a Rule 14a-8 no-action request in SLB Nos. 14 and 14C. SLB No. 14 notes that a company should include with a withdrawal letter documentation demonstrating that a shareholder has withdrawn the proposal. In cases where a proposal submitted by multiple shareholders is withdrawn, SLB No. 14C states that, if each shareholder has designated a lead individual to act on its behalf and the company is able to demonstrate that the individual is authorized to act on behalf of all of the proponents, the company need only provide a letter from that lead individual indicating that the lead individual is withdrawing the proposal on behalf of all of the proponents.

Because there is no relief granted by the staff in cases where a no-action request is withdrawn following the withdrawal of the related proposal, we recognize that the threshold for withdrawing a no-action request need not be overly burdensome. Going forward, we will process a withdrawal request if the company provides a letter from the lead filer that includes a representation that the lead filer is authorized to withdraw the proposal on behalf of each proponent identified in the company's no-action request.[16]

F. Use of email to transmit our Rule 14a-8 no-action responses to companies and proponents

To date, the Division has transmitted copies of our Rule 14a-8 no-action responses, including copies of the correspondence we have received in connection with such requests, by U.S. mail to companies and proponents. We also post our response and the related correspondence to the Commission's website shortly after issuance of our response.

In order to accelerate delivery of staff responses to companies and

proponents, and to reduce our copying and postage costs, going forward, we intend to transmit our Rule 14a-8 no-action responses by email to companies and proponents. We therefore encourage both companies and proponents to include email contact information in any correspondence to each other and to us. We will use U.S. mail to transmit our no-action response to any company or proponent for which we do not have email contact information.

Given the availability of our responses and the related correspondence on the Commission's website and the requirement under Rule 14a-8 for companies and proponents to copy each other on correspondence submitted to the Commission, we believe it is unnecessary to transmit copies of the related correspondence along with our no-action response. Therefore, we intend to transmit only our staff response and not the correspondence we receive from the parties. We will continue to post to the Commission's website copies of this correspondence at the same time that we post our staff no-action response.

---

[1] *See* Rule 14a-8(b).

[2] For an explanation of the types of share ownership in the U.S., see Concept Release on U.S. Proxy System, Release No. 34-62495 (July 14, 2010) [75 FR 42982] ("Proxy Mechanics Concept Release"), at Section II.A. The term "beneficial owner" does not have a uniform meaning under the federal securities laws. It has a different meaning in this bulletin as compared to "beneficial owner" and "beneficial ownership" in Sections 13 and 16 of the Exchange Act. Our use of the term in this bulletin is not intended to suggest that registered owners are not beneficial owners for purposes of those Exchange Act provisions. *See* Proposed Amendments to Rule 14a-8 under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders, Release No. 34-12598 (July 7, 1976) [41 FR 29982], at n.2 ("The term 'beneficial owner' when used in the context of the proxy rules, and in light of the purposes of those rules, may be interpreted to have a broader meaning than it would for certain other purpose[s] under the federal securities laws, such as reporting pursuant to the Williams Act.").

[3] If a shareholder has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5 reflecting ownership of the required amount of shares, the shareholder may instead prove ownership by submitting a copy of such filings and providing the additional information that is described in Rule 14a-8(b)(2)(ii).

[4] DTC holds the deposited securities in "fungible bulk," meaning that there are no specifically identifiable shares directly owned by the DTC participants. Rather, each DTC participant holds a pro rata interest or position in the aggregate number of shares of a particular issuer held at DTC. Correspondingly, each customer of a DTC participant - such as an individual investor - owns a pro rata interest in the shares in which the DTC participant has a pro rata interest. *See* Proxy Mechanics Concept Release, at Section II.B.2.a.

[5] *See* Exchange Act Rule 17Ad-8.

[6] *See* Net Capital Rule, Release No. 34-31511 (Nov. 24, 1992) [57 FR 56973] ("Net Capital Rule Release"), at Section II.C.

[7] *See KBR Inc. v. Chevedden*, Civil Action No. H-11-0196, 2011 U.S. Dist. LEXIS 36431, 2011 WL 1463611 (S.D. Tex. Apr. 4, 2011); *Apache Corp. v. Chevedden,* 696 F. Supp. 2d 723 (S.D. Tex. 2010). In both cases, the court concluded that a securities intermediary was not a record holder for purposes of Rule 14a-8(b) because it did not appear on a list of the company's non-objecting beneficial owners or on any DTC securities position listing, nor was the intermediary a DTC participant.

[8] *Techne Corp.* (Sept. 20, 1988).

[9] In addition, if the shareholder's broker is an introducing broker, the shareholder's account statements should include the clearing broker's identity and telephone number. *See* Net Capital Rule Release, at Section II.C.(iii). The clearing broker will generally be a DTC participant.

[10] For purposes of Rule 14a-8(b), the submission date of a proposal will generally precede the company's receipt date of the proposal, absent the use of electronic or other means of same-day delivery.

[11] This format is acceptable for purposes of Rule 14a-8(b), but it is not mandatory or exclusive.

[12] As such, it is not appropriate for a company to send a notice of defect for multiple proposals under Rule 14a-8(c) upon receiving a revised proposal.

[13] This position will apply to all proposals submitted after an initial proposal but before the company's deadline for receiving proposals, regardless of whether they are explicitly labeled as "revisions" to an initial proposal, unless the shareholder affirmatively indicates an intent to submit a second, *additional* proposal for inclusion in the company's proxy materials. In that case, the company must send the shareholder a notice of defect pursuant to Rule 14a-8(f)(1) if it intends to exclude either proposal from its proxy materials in reliance on Rule 14a-8(c). In light of this guidance, with respect to proposals or revisions received before a company's deadline for submission, we will no longer follow *Layne Christensen Co.* (Mar. 21, 2011) and other prior staff no-action letters in which we took the view that a proposal would violate the Rule 14a-8(c) one-proposal limitation if such proposal is submitted to a company after the company has either submitted a Rule 14a-8 no-action request to exclude an earlier proposal submitted by the same proponent or notified the proponent that the earlier proposal was excludable under the rule.

[14] *See, e.g.*, Adoption of Amendments Relating to Proposals by Security Holders, Release No. 34-12999 (Nov. 22, 1976) [41 FR 52994].

[15] Because the relevant date for proving ownership under Rule 14a-8(b) is the date the proposal is submitted, a proponent who does not adequately prove ownership in connection with a proposal is not permitted to submit another proposal for the same meeting on a later date.

[16] Nothing in this staff position has any effect on the status of any

shareholder proposal that is not withdrawn by the proponent or its authorized representative.

http://www.sec.gov/interps/legal/cfslb14f.htm

Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039-2298

Brian D. Tinsley
Manager
Shareholder Relations

ExxonMobil

December 18, 2014

VIA UPS – OVERNIGHT DELIVERY

Mr. John Fedor-Cunningham

FISMA & OMB Memorandum M-07-16

Dear Mr. Fedor-Cunningham:

This will acknowledge receipt of the proposals regarding oil and gas investments and shareholder distributions, which you have co-filed in connection with ExxonMobil's 2015 annual meeting of shareholders. By copy of letter from Morgan Stanley, share ownership has been verified.

Pursuant to Rule 14a-8(c) under the Securities Exchange Act of 1934, as amended, a shareholder may submit no more than one proposal to a company for a particular shareholders' meeting. We believe that the Proposal constitutes more than one shareholder proposal. Specifically, while parts of the Proposal relate to "capital expenditures on high cost, high carbon projects" or "high cost unconventional projects," other parts calling for ExxonMobil to commit to increasing the amount authorized for capital distributions to shareholders addresses a separate subject. Accordingly, we believe that the Proposal contains both a proposal to limit our capital expenditures concerning *"high cost unconventional projects" and a proposal to commit to increasing* capital distributions to our shareholders. You can correct this procedural deficiency by indicating which proposal you would like to submit and which proposal you would like to withdraw.

The SEC's rules require that any response to this letter must be postmarked or transmitted electronically to us no later than 14 calendar days from the date this letter is received. Please mail any response to me at ExxonMobil at the address shown above. Alternatively, you may send your response to me via facsimile at 972-444-1505, or by email to *jeanine.gilbert@exxonmobil.com.*

You should note that, if the proposal is not withdrawn or excluded, the Proponent or the Proponent's representative, who is qualified under New Jersey law to present the proposal on the Proponent's behalf, must attend the annual meeting in person to present the proposal. Under New Jersey law, only shareholders or their duly constituted proxies are entitled as a matter of right to attend the meeting.

If the Proponent intends for a representative to present the proposal, the Proponent must provide signed documentation that specifically identifies their intended representative by name and specifically authorizes the representative to act as the Proponent's proxy at the annual meeting. To be a valid proxy entitled to attend the annual meeting, the representative must have the authority to vote the Proponent's shares at the meeting. A copy of this authorization meeting state law requirements should be sent to my attention in advance of the meeting. The authorized representative should also bring an original signed copy of the proxy documentation to the meeting and present it at the admissions desk, together with photo identification if requested, so that our counsel may verify the representative's authority to act on the Proponent's behalf prior to the start of the meeting.

In the event there are co-filers for this proposal and in light of the guidance in SEC Staff Legal Bulletin No. 14F dealing with co-filers of shareholder proposals, it is important to ensure that the lead filer has clear authority to act on behalf of all co-filers, including with respect to any potential negotiated withdrawal of the proposal. Unless the lead filer can represent that it holds such authority on behalf of all co-filers, and considering SEC staff guidance, it will be difficult for us to engage in productive dialogue concerning this proposal.

Note that under Staff Legal Bulletin No. 14F, the SEC will distribute no-action responses under Rule 14a-8 by email to companies and proponents. We encourage all proponents and any co-filers to include an email contact address on any additional correspondence, to ensure timely communication in the event the proposal is subject to a no-action request.

We are interested in discussing this proposal and will contact you in the near future.

Sincerely,

Brian D. Tinley

BDT/ljg

c: Natasha Lamb, Arjuna Capital

Enclosures

Rule 14a-8 – Shareholder Proposals

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d–101), Schedule 13G (§240.13d–102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal?

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10–Q (§249.308a of this chapter), or in shareholder reports of investment companies under §270.30d–1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a–8 and provide you with a copy under Question 10 below, §240.14a–8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal?

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

(1) *Improper under state law:* If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Director elections:* If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

Note to paragraph (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S–K (§229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by §240.14a–21(b) of this chapter a single year (i.e., one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by §240.14a–21(b) of this chapter.

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal?

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments? Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a–9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a–6.

U.S. Securities and Exchange Commission

Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14F (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 18, 2011

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- Brokers and banks that constitute "record" holders under Rule 14a-8 (b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- Common errors shareholders can avoid when submitting proof of ownership to companies;
- The submission of revised proposals;
- Procedures for withdrawing no-action requests regarding proposals submitted by multiple proponents; and
- The Division's new process for transmitting Rule 14a-8 no-action responses by email.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB

No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D and SLB No. 14E.

B. The types of brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Eligibility to submit a proposal under Rule 14a-8

To be eligible to submit a shareholder proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. The shareholder must also continue to hold the required amount of securities through the date of the meeting and must provide the company with a written statement of intent to do so.[1]

The steps that a shareholder must take to verify his or her eligibility to submit a proposal depend on how the shareholder owns the securities. There are two types of security holders in the U.S.: registered owners and beneficial owners.[2] Registered owners have a direct relationship with the issuer because their ownership of shares is listed on the records maintained by the issuer or its transfer agent. If a shareholder is a registered owner, the company can independently confirm that the shareholder's holdings satisfy Rule 14a-8(b)'s eligibility requirement.

The vast majority of investors in shares issued by U.S. companies, however, are beneficial owners, which means that they hold their securities in book-entry form through a securities intermediary, such as a broker or a bank. Beneficial owners are sometimes referred to as "street name" holders. Rule 14a-8(b)(2)(i) provides that a beneficial owner can provide proof of ownership to support his or her eligibility to submit a proposal by submitting a written statement "from the 'record' holder of [the] securities (usually a broker or bank)," verifying that, at the time the proposal was submitted, the shareholder held the required amount of securities continuously for at least one year.[3]

2. The role of the Depository Trust Company

Most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency acting as a securities depository. Such brokers and banks are often referred to as "participants" in DTC.[4] The names of these DTC participants, however, do not appear as the registered owners of the securities deposited with DTC on the list of shareholders maintained by the company or, more typically, by its transfer agent. Rather, DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants. A company can request from DTC a "securities position listing" as of a specified date, which identifies the DTC participants having a position in the company's securities and the number of securities held by each DTC participant on that date.[5]

3. Brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

In *The Hain Celestial Group, Inc.* (Oct. 1, 2008), we took the position that an introducing broker could be considered a "record" holder for purposes of Rule 14a-8(b)(2)(i). An introducing broker is a broker that engages in sales and other activities involving customer contact, such as opening customer accounts and accepting customer orders, but is not permitted to maintain custody of customer funds and securities.[6] Instead, an introducing broker engages another broker, known as a "clearing broker," to hold custody of client funds and securities, to clear and execute customer trades, and to handle other functions such as issuing confirmations of customer trades and customer account statements. Clearing brokers generally are DTC participants; introducing brokers generally are not. As introducing brokers generally are not DTC participants, and therefore typically do not appear on DTC's securities position listing, *Hain Celestial* has required companies to accept proof of ownership letters from brokers in cases where, unlike the positions of registered owners and brokers and banks that are DTC participants, the company is unable to verify the positions against its own or its transfer agent's records or against DTC's securities position listing.

In light of questions we have received following two recent court cases relating to proof of ownership under Rule 14a-8[7] and in light of the Commission's discussion of registered and beneficial owners in the Proxy Mechanics Concept Release, we have reconsidered our views as to what types of brokers and banks should be considered "record" holders under Rule 14a-8(b)(2)(i). Because of the transparency of DTC participants' positions in a company's securities, we will take the view going forward that, for Rule 14a-8(b)(2)(i) purposes, only DTC participants should be viewed as "record" holders of securities that are deposited at DTC. As a result, we will no longer follow *Hain Celestial*.

We believe that taking this approach as to who constitutes a "record" holder for purposes of Rule 14a-8(b)(2)(i) will provide greater certainty to beneficial owners and companies. We also note that this approach is consistent with Exchange Act Rule 12g5-1 and a 1988 staff no-action letter addressing that rule,[8] under which brokers and banks that are DTC participants are considered to be the record holders of securities on deposit with DTC when calculating the number of record holders for purposes of Sections 12(g) and 15(d) of the Exchange Act.

Companies have occasionally expressed the view that, because DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants, only DTC or Cede & Co. should be viewed as the "record" holder of the securities held on deposit at DTC for purposes of Rule 14a-8(b)(2)(i). We have never interpreted the rule to require a shareholder to obtain a proof of ownership letter from DTC or Cede & Co., and nothing in this guidance should be construed as changing that view.

How can a shareholder determine whether his or her broker or bank is a DTC participant?

Shareholders and companies can confirm whether a particular broker or bank is a DTC participant by checking DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf.

What if a shareholder's broker or bank is not on DTC's participant list?

The shareholder will need to obtain proof of ownership from the DTC participant through which the securities are held. The shareholder should be able to find out who this DTC participant is by asking the shareholder's broker or bank.[9]

If the DTC participant knows the shareholder's broker or bank's holdings, but does not know the shareholder's holdings, a shareholder could satisfy Rule 14a-8(b)(2)(i) by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities were continuously held for at least one year – one from the shareholder's broker or bank confirming the shareholder's ownership, and the other from the DTC participant confirming the broker or bank's ownership.

How will the staff process no-action requests that argue for exclusion on the basis that the shareholder's proof of ownership is not from a DTC participant?

The staff will grant no-action relief to a company on the basis that the shareholder's proof of ownership is not from a DTC participant only if the company's notice of defect describes the required proof of ownership in a manner that is consistent with the guidance contained in this bulletin. Under Rule 14a-8(f)(1), the shareholder will have an opportunity to obtain the requisite proof of ownership after receiving the notice of defect.

C. Common errors shareholders can avoid when submitting proof of ownership to companies

In this section, we describe two common errors shareholders make when submitting proof of ownership for purposes of Rule 14a-8(b)(2), and we provide guidance on how to avoid these errors.

First, Rule 14a-8(b) requires a shareholder to provide proof of ownership that he or she has "continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal" (emphasis added).[10] We note that many proof of ownership letters do not satisfy this requirement because they do not verify the shareholder's beneficial ownership for the entire one-year period preceding and including the date the proposal is submitted. In some cases, the letter speaks as of a date *before* the date the proposal is submitted, thereby leaving a gap between the date of the verification and the date the proposal is submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the shareholder's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Second, many letters fail to confirm continuous ownership of the securities. This can occur when a broker or bank submits a letter that confirms the shareholder's beneficial ownership only as of a specified date but omits any

reference to continuous ownership for a one-year period.

We recognize that the requirements of Rule 14a-8(b) are highly prescriptive and can cause inconvenience for shareholders when submitting proposals. Although our administration of Rule 14a-8(b) is constrained by the terms of the rule, we believe that shareholders can avoid the two errors highlighted above by arranging to have their broker or bank provide the required verification of ownership as of the date they plan to submit the proposal using the following format:

> "As of [date the proposal is submitted], [name of shareholder] held, and has held continuously for at least one year, [number of securities] shares of [company name] [class of securities]."[11]

As discussed above, a shareholder may also need to provide a separate written statement from the DTC participant through which the shareholder's securities are held if the shareholder's broker or bank is not a DTC participant.

D. The submission of revised proposals

On occasion, a shareholder will revise a proposal after submitting it to a company. This section addresses questions we have received regarding revisions to a proposal or supporting statement.

1. A shareholder submits a timely proposal. The shareholder then submits a revised proposal before the company's deadline for receiving proposals. Must the company accept the revisions?

Yes. In this situation, we believe the revised proposal serves as a replacement of the initial proposal. By submitting a revised proposal, the shareholder has effectively withdrawn the initial proposal. Therefore, the shareholder is not in violation of the one-proposal limitation in Rule 14a-8 (c).[12] If the company intends to submit a no-action request, it must do so with respect to the revised proposal.

We recognize that in Question and Answer E.2 of SLB No. 14, we indicated that if a shareholder makes revisions to a proposal before the company submits its no-action request, the company can choose whether to accept the revisions. However, this guidance has led some companies to believe that, in cases where shareholders attempt to make changes to an initial proposal, the company is free to ignore such revisions even if the revised proposal is submitted before the company's deadline for receiving shareholder proposals. We are revising our guidance on this issue to make clear that a company may not ignore a revised proposal in this situation.[13]

2. A shareholder submits a timely proposal. After the deadline for receiving proposals, the shareholder submits a revised proposal. Must the company accept the revisions?

No. If a shareholder submits revisions to a proposal after the deadline for receiving proposals under Rule 14a-8(e), the company is not required to accept the revisions. However, if the company does not accept the revisions, it must treat the revised proposal as a second proposal and

submit a notice stating its intention to exclude the revised proposal, as required by Rule 14a-8(j). The company's notice may cite Rule 14a-8(e) as the reason for excluding the revised proposal. If the company does not accept the revisions and intends to exclude the initial proposal, it would also need to submit its reasons for excluding the initial proposal.

3. If a shareholder submits a revised proposal, as of which date must the shareholder prove his or her share ownership?

A shareholder must prove ownership as of the date the original proposal is submitted. When the Commission has discussed revisions to proposals,[14] it has not suggested that a revision triggers a requirement to provide proof of ownership a second time. As outlined in Rule 14a-8(b), proving ownership includes providing a written statement that the shareholder intends to continue to hold the securities through the date of the shareholder meeting. Rule 14a-8(f)(2) provides that if the shareholder "fails in [his or her] promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of [the same shareholder's] proposals from its proxy materials for any meeting held in the following two calendar years." With these provisions in mind, we do not interpret Rule 14a-8 as requiring additional proof of ownership when a shareholder submits a revised proposal.[15]

E. Procedures for withdrawing no-action requests for proposals submitted by multiple proponents

We have previously addressed the requirements for withdrawing a Rule 14a-8 no-action request in SLB Nos. 14 and 14C. SLB No. 14 notes that a company should include with a withdrawal letter documentation demonstrating that a shareholder has withdrawn the proposal. In cases where a proposal submitted by multiple shareholders is withdrawn, SLB No. 14C states that, if each shareholder has designated a lead individual to act on its behalf and the company is able to demonstrate that the individual is authorized to act on behalf of all of the proponents, the company need only provide a letter from that lead individual indicating that the lead individual is withdrawing the proposal on behalf of all of the proponents.

Because there is no relief granted by the staff in cases where a no-action request is withdrawn following the withdrawal of the related proposal, we recognize that the threshold for withdrawing a no-action request need not be overly burdensome. Going forward, we will process a withdrawal request if the company provides a letter from the lead filer that includes a representation that the lead filer is authorized to withdraw the proposal on behalf of each proponent identified in the company's no-action request.[16]

F. Use of email to transmit our Rule 14a-8 no-action responses to companies and proponents

To date, the Division has transmitted copies of our Rule 14a-8 no-action responses, including copies of the correspondence we have received in connection with such requests, by U.S. mail to companies and proponents. We also post our response and the related correspondence to the Commission's website shortly after issuance of our response.

In order to accelerate delivery of staff responses to companies and

proponents, and to reduce our copying and postage costs, going forward, we intend to transmit our Rule 14a-8 no-action responses by email to companies and proponents. We therefore encourage both companies and proponents to include email contact information in any correspondence to each other and to us. We will use U.S. mail to transmit our no-action response to any company or proponent for which we do not have email contact information.

Given the availability of our responses and the related correspondence on the Commission's website and the requirement under Rule 14a-8 for companies and proponents to copy each other on correspondence submitted to the Commission, we believe it is unnecessary to transmit copies of the related correspondence along with our no-action response. Therefore, we intend to transmit only our staff response and not the correspondence we receive from the parties. We will continue to post to the Commission's website copies of this correspondence at the same time that we post our staff no-action response.

---

[1] *See* Rule 14a-8(b).

[2] For an explanation of the types of share ownership in the U.S., see Concept Release on U.S. Proxy System, Release No. 34-62495 (July 14, 2010) [75 FR 42982] ("Proxy Mechanics Concept Release"), at Section II.A. The term "beneficial owner" does not have a uniform meaning under the federal securities laws. It has a different meaning in this bulletin as compared to "beneficial owner" and "beneficial ownership" in Sections 13 and 16 of the Exchange Act. Our use of the term in this bulletin is not intended to suggest that registered owners are not beneficial owners for purposes of those Exchange Act provisions. *See* Proposed Amendments to Rule 14a-8 under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders, Release No. 34-12598 (July 7, 1976) [41 FR 29982], at n.2 ("The term 'beneficial owner' when used in the context of the proxy rules, and in light of the purposes of those rules, may be interpreted to have a broader meaning than it would for certain other purpose[s] under the federal securities laws, such as reporting pursuant to the Williams Act.").

[3] If a shareholder has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5 reflecting ownership of the required amount of shares, the shareholder may instead prove ownership by submitting a copy of such filings and providing the additional information that is described in Rule 14a-8(b)(2)(ii).

[4] DTC holds the deposited securities in "fungible bulk," meaning that there are no specifically identifiable shares directly owned by the DTC participants. Rather, each DTC participant holds a pro rata interest or position in the aggregate number of shares of a particular issuer held at DTC. Correspondingly, each customer of a DTC participant – such as an individual investor – owns a pro rata interest in the shares in which the DTC participant has a pro rata interest. *See* Proxy Mechanics Concept Release, at Section II.B.2.a.

[5] *See* Exchange Act Rule 17Ad-8.

[6] *See* Net Capital Rule, Release No. 34-31511 (Nov. 24, 1992) [57 FR 56973] ("Net Capital Rule Release"), at Section II.C.

[7] *See KBR Inc. v. Chevedden*, Civil Action No. H-11-0196, 2011 U.S. Dist. LEXIS 36431, 2011 WL 1463611 (S.D. Tex. Apr. 4, 2011); *Apache Corp. v. Chevedden,* 696 F. Supp. 2d 723 (S.D. Tex. 2010). In both cases, the court concluded that a securities intermediary was not a record holder for purposes of Rule 14a-8(b) because it did not appear on a list of the company's non-objecting beneficial owners or on any DTC securities position listing, nor was the intermediary a DTC participant.

[8] *Techne Corp.* (Sept. 20, 1988).

[9] In addition, if the shareholder's broker is an introducing broker, the shareholder's account statements should include the clearing broker's identity and telephone number. *See* Net Capital Rule Release, at Section II.C.(iii). The clearing broker will generally be a DTC participant.

[10] For purposes of Rule 14a-8(b), the submission date of a proposal will generally precede the company's receipt date of the proposal, absent the use of electronic or other means of same-day delivery.

[11] This format is acceptable for purposes of Rule 14a-8(b), but it is not mandatory or exclusive.

[12] As such, it is not appropriate for a company to send a notice of defect for multiple proposals under Rule 14a-8(c) upon receiving a revised proposal.

[13] This position will apply to all proposals submitted after an initial proposal but before the company's deadline for receiving proposals, regardless of whether they are explicitly labeled as "revisions" to an initial proposal, unless the shareholder affirmatively indicates an intent to submit a second, *additional* proposal for inclusion in the company's proxy materials. In that case, the company must send the shareholder a notice of defect pursuant to Rule 14a-8(f)(1) if it intends to exclude either proposal from its proxy materials in reliance on Rule 14a-8(c). In light of this guidance, with respect to proposals or revisions received before a company's deadline for submission, we will no longer follow *Layne Christensen Co.* (Mar. 21, 2011) and other prior staff no-action letters in which we took the view that a proposal would violate the Rule 14a-8(c) one-proposal limitation if such proposal is submitted to a company after the company has either submitted a Rule 14a-8 no-action request to exclude an earlier proposal submitted by the same proponent or notified the proponent that the earlier proposal was excludable under the rule.

[14] *See, e.g.*, Adoption of Amendments Relating to Proposals by Security Holders, Release No. 34-12999 (Nov. 22, 1976) [41 FR 52994].

[15] Because the relevant date for proving ownership under Rule 14a-8(b) is the date the proposal is submitted, a proponent who does not adequately prove ownership in connection with a proposal is not permitted to submit another proposal for the same meeting on a later date.

[16] Nothing in this staff position has any effect on the status of any

shareholder proposal that is not withdrawn by the proponent or its authorized representative.

http://www.sec.gov/interps/legal/cfslb14f.htm

Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039-2298

Jeffrey J. Woodbury
Vice President, Investor Relations
and Secretary

ExxonMobil

December 12, 2014

VIA UPS – OVERNIGHT DELIVERY

Danielle Fugere
President
As You Sow
1611 Telegraph Ave, Suite 1450
Oakland, CA 94612

Dear Ms. Fugere:

This will acknowledge receipt of the proposals regarding oil and gas investments and shareholder distributions, which you have co-filed on behalf of Margaret Davis (the "Proponent") in connection with ExxonMobil's 2015 annual meeting of shareholders. By copy of letters from Charles Schwab, share ownership has been verified.

Pursuant to Rule 14a-8(c) under the Securities Exchange Act of 1934, as amended, a shareholder may submit no more than one proposal to a company for a particular shareholders' meeting. We believe that the Proposal constitutes more than one shareholder proposal. Specifically, while parts of the Proposal relate to "capital expenditures on high cost, high carbon projects" or "high cost unconventional projects," other parts calling for ExxonMobil to commit to increasing the amount authorized for capital distributions to shareholders addresses a separate subject. Accordingly, we believe that the Proposal contains both a proposal to limit our capital expenditures concerning "high cost unconventional projects" and a proposal to commit to increasing capital distributions to our shareholders. You can correct this procedural deficiency by indicating which proposal you would like to submit and which proposal you would like to withdraw.

The SEC's rules require that any response to this letter must be postmarked or transmitted electronically to us no later than 14 calendar days from the date this letter is received. Please mail any response to me at ExxonMobil at the address shown above. Alternatively, you may send your response to me via facsimile at 972-444-1505, or by email to jeanine.gilbert@exxonmobil.com.

You should note that, if the proposal is not withdrawn or excluded, the Proponent or the Proponent's representative, who is qualified under New Jersey law to present the proposal on the Proponent's behalf, must attend the annual meeting in person to present the proposal. Under New Jersey law, only shareholders or their duly constituted proxies are entitled as a matter of right to attend the meeting.

If the Proponent intends for a representative to present the proposal, the Proponent must provide signed documentation that specifically identifies their intended representative by name and specifically authorizes the representative to act as the Proponent's proxy at the annual meeting. To be a valid proxy entitled to attend the annual meeting, the representative must have the authority to vote the Proponent's shares at the meeting. A copy of this authorization meeting state law requirements should be sent to my attention in advance of the meeting. The authorized representative should also bring an original signed copy of the proxy documentation to the meeting and present it at the admissions desk, together with photo identification if requested, so that our counsel may verify the representative's authority to act on the Proponent's behalf prior to the start of the meeting.

In the event there are co-filers for this proposal and in light of the guidance in SEC Staff Legal Bulletin No. 14F dealing with co-filers of shareholder proposals, it is important to ensure that the lead filer has clear authority to act on behalf of all co-filers, including with respect to any potential negotiated withdrawal of the proposal. Unless the lead filer can represent that it holds such authority on behalf of all co-filers, and considering SEC staff guidance, it will be difficult for us to engage in productive dialogue concerning this proposal.

Note that under Staff Legal Bulletin No. 14F, the SEC will distribute no-action responses under Rule 14a-8 by email to companies and proponents. We encourage all proponents and any co-filers to include an email contact address on any additional correspondence, to ensure timely communication in the event the proposal is subject to a no-action request.

We are interested in discussing this proposal and will contact you in the near future.

Sincerely,

JJW/ljg

c: Natasha Lamb, Arjuna Capital

Enclosures

Rule 14a-8 – Shareholder Proposals

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

> (1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.
>
> (2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:
>
> > (i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or
> >
> > (ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d–101), Schedule 13G (§240.13d–102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:
> >
> > > (A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal?

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10–Q (§249.308a of this chapter), or in shareholder reports of investment companies under §270.30d–1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a–8 and provide you with a copy under Question 10 below, §240.14a–8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal?

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

(1) *Improper under state law:* If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Director elections:* If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

Note to paragraph (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S–K (§229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by §240.14a–21(b) of this chapter a single year (i.e., one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by §240.14a–21(b) of this chapter.

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal?

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments? Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a–9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a–6.

U.S. Securities and Exchange Commission

Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14F (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 18, 2011

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding: .

- Brokers and banks that constitute "record" holders under Rule 14a-8 (b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- Common errors shareholders can avoid when submitting proof of ownership to companies;
- The submission of revised proposals;
- Procedures for withdrawing no-action requests regarding proposals submitted by multiple proponents; and
- The Division's new process for transmitting Rule 14a-8 no-action responses by email.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB

No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D and SLB No. 14E.

B. The types of brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Eligibility to submit a proposal under Rule 14a-8

To be eligible to submit a shareholder proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. The shareholder must also continue to hold the required amount of securities through the date of the meeting and must provide the company with a written statement of intent to do so.[1]

The steps that a shareholder must take to verify his or her eligibility to submit a proposal depend on how the shareholder owns the securities. There are two types of security holders in the U.S.: registered owners and beneficial owners.[2] Registered owners have a direct relationship with the issuer because their ownership of shares is listed on the records maintained by the issuer or its transfer agent. If a shareholder is a registered owner, the company can independently confirm that the shareholder's holdings satisfy Rule 14a-8(b)'s eligibility requirement.

The vast majority of investors in shares issued by U.S. companies, however, are beneficial owners, which means that they hold their securities in book-entry form through a securities intermediary, such as a broker or a bank. Beneficial owners are sometimes referred to as "street name" holders. Rule 14a-8(b)(2)(i) provides that a beneficial owner can provide proof of ownership to support his or her eligibility to submit a proposal by submitting a written statement "from the 'record' holder of [the] securities (usually a broker or bank)," verifying that, at the time the proposal was submitted, the shareholder held the required amount of securities continuously for at least one year.[3]

2. The role of the Depository Trust Company

Most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency acting as a securities depository. Such brokers and banks are often referred to as "participants" in DTC.[4] The names of these DTC participants, however, do not appear as the registered owners of the securities deposited with DTC on the list of shareholders maintained by the company or, more typically, by its transfer agent. Rather, DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants. A company can request from DTC a "securities position listing" as of a specified date, which identifies the DTC participants having a position in the company's securities and the number of securities held by each DTC participant on that date.[5]

3. Brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

In *The Hain Celestial Group, Inc.* (Oct. 1, 2008), we took the position that an introducing broker could be considered a "record" holder for purposes of Rule 14a-8(b)(2)(i). An introducing broker is a broker that engages in sales and other activities involving customer contact, such as opening customer accounts and accepting customer orders, but is not permitted to maintain custody of customer funds and securities.[6] Instead, an introducing broker engages another broker, known as a "clearing broker," to hold custody of client funds and securities, to clear and execute customer trades, and to handle other functions such as issuing confirmations of customer trades and customer account statements. Clearing brokers generally are DTC participants; introducing brokers generally are not. As introducing brokers generally are not DTC participants, and therefore typically do not appear on DTC's securities position listing, *Hain Celestial* has required companies to accept proof of ownership letters from brokers in cases where, unlike the positions of registered owners and brokers and banks that are DTC participants, the company is unable to verify the positions against its own or its transfer agent's records or against DTC's securities position listing.

In light of questions we have received following two recent court cases relating to proof of ownership under Rule 14a-8[7] and in light of the Commission's discussion of registered and beneficial owners in the Proxy Mechanics Concept Release, we have reconsidered our views as to what types of brokers and banks should be considered "record" holders under Rule 14a-8(b)(2)(i). Because of the transparency of DTC participants' positions in a company's securities, we will take the view going forward that, for Rule 14a-8(b)(2)(i) purposes, only DTC participants should be viewed as "record" holders of securities that are deposited at DTC. As a result, we will no longer follow *Hain Celestial*.

We believe that taking this approach as to who constitutes a "record" holder for purposes of Rule 14a-8(b)(2)(i) will provide greater certainty to beneficial owners and companies. We also note that this approach is consistent with Exchange Act Rule 12g5-1 and a 1988 staff no-action letter addressing that rule,[8] under which brokers and banks that are DTC participants are considered to be the record holders of securities on deposit with DTC when calculating the number of record holders for purposes of Sections 12(g) and 15(d) of the Exchange Act.

Companies have occasionally expressed the view that, because DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants, only DTC or Cede & Co. should be viewed as the "record" holder of the securities held on deposit at DTC for purposes of Rule 14a-8(b)(2)(i). We have never interpreted the rule to require a shareholder to obtain a proof of ownership letter from DTC or Cede & Co., and nothing in this guidance should be construed as changing that view.

How can a shareholder determine whether his or her broker or bank is a DTC participant?

Shareholders and companies can confirm whether a particular broker or bank is a DTC participant by checking DTC's participant list, which is currently available on the Internet at
http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf.

What if a shareholder's broker or bank is not on DTC's participant list?

The shareholder will need to obtain proof of ownership from the DTC participant through which the securities are held. The shareholder should be able to find out who this DTC participant is by asking the shareholder's broker or bank.[9]

If the DTC participant knows the shareholder's broker or bank's holdings, but does not know the shareholder's holdings, a shareholder could satisfy Rule 14a-8(b)(2)(i) by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities were continuously held for at least one year – one from the shareholder's broker or bank confirming the shareholder's ownership, and the other from the DTC participant confirming the broker or bank's ownership.

How will the staff process no-action requests that argue for exclusion on the basis that the shareholder's proof of ownership is not from a DTC participant?

The staff will grant no-action relief to a company on the basis that the shareholder's proof of ownership is not from a DTC participant only if the company's notice of defect describes the required proof of ownership in a manner that is consistent with the guidance contained in this bulletin. Under Rule 14a-8(f)(1), the shareholder will have an opportunity to obtain the requisite proof of ownership after receiving the notice of defect.

C. Common errors shareholders can avoid when submitting proof of ownership to companies

In this section, we describe two common errors shareholders make when submitting proof of ownership for purposes of Rule 14a-8(b)(2), and we provide guidance on how to avoid these errors.

First, Rule 14a-8(b) requires a shareholder to provide proof of ownership that he or she has "continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal" (emphasis added).[10] We note that many proof of ownership letters do not satisfy this requirement because they do not verify the shareholder's beneficial ownership for the entire one-year period preceding and including the date the proposal is submitted. In some cases, the letter speaks as of a date *before* the date the proposal is submitted, thereby leaving a gap between the date of the verification and the date the proposal is submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the shareholder's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Second, many letters fail to confirm continuous ownership of the securities. This can occur when a broker or bank submits a letter that confirms the shareholder's beneficial ownership only as of a specified date but omits any

reference to continuous ownership for a one-year period.

We recognize that the requirements of Rule 14a-8(b) are highly prescriptive and can cause inconvenience for shareholders when submitting proposals. Although our administration of Rule 14a-8(b) is constrained by the terms of the rule, we believe that shareholders can avoid the two errors highlighted above by arranging to have their broker or bank provide the required verification of ownership as of the date they plan to submit the proposal using the following format:

> "As of [date the proposal is submitted], [name of shareholder] held, and has held continuously for at least one year, [number of securities] shares of [company name] [class of securities]."[11]

As discussed above, a shareholder may also need to provide a separate written statement from the DTC participant through which the shareholder's securities are held if the shareholder's broker or bank is not a DTC participant.

D. The submission of revised proposals

On occasion, a shareholder will revise a proposal after submitting it to a company. This section addresses questions we have received regarding revisions to a proposal or supporting statement.

1. A shareholder submits a timely proposal. The shareholder then submits a revised proposal before the company's deadline for receiving proposals. Must the company accept the revisions?

Yes. In this situation, we believe the revised proposal serves as a replacement of the initial proposal. By submitting a revised proposal, the shareholder has effectively withdrawn the initial proposal. Therefore, the shareholder is not in violation of the one-proposal limitation in Rule 14a-8 (c).[12] If the company intends to submit a no-action request, it must do so with respect to the revised proposal.

We recognize that in Question and Answer E.2 of SLB No. 14, we indicated that if a shareholder makes revisions to a proposal before the company submits its no-action request, the company can choose whether to accept the revisions. However, this guidance has led some companies to believe that, in cases where shareholders attempt to make changes to an initial proposal, the company is free to ignore such revisions even if the revised proposal is submitted before the company's deadline for receiving shareholder proposals. We are revising our guidance on this issue to make clear that a company may not ignore a revised proposal in this situation.[13]

2. A shareholder submits a timely proposal. After the deadline for receiving proposals, the shareholder submits a revised proposal. Must the company accept the revisions?

No. If a shareholder submits revisions to a proposal after the deadline for receiving proposals under Rule 14a-8(e), the company is not required to accept the revisions. However, if the company does not accept the revisions, it must treat the revised proposal as a second proposal and

submit a notice stating its intention to exclude the revised proposal, as required by Rule 14a-8(j). The company's notice may cite Rule 14a-8(e) as the reason for excluding the revised proposal. If the company does not accept the revisions and intends to exclude the initial proposal, it would also need to submit its reasons for excluding the initial proposal.

3. If a shareholder submits a revised proposal, as of which date must the shareholder prove his or her share ownership?

A shareholder must prove ownership as of the date the original proposal is submitted. When the Commission has discussed revisions to proposals,[14] it has not suggested that a revision triggers a requirement to provide proof of ownership a second time. As outlined in Rule 14a-8(b), proving ownership includes providing a written statement that the shareholder intends to continue to hold the securities through the date of the shareholder meeting. Rule 14a-8(f)(2) provides that if the shareholder "fails in [his or her] promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of [the same shareholder's] proposals from its proxy materials for any meeting held in the following two calendar years." With these provisions in mind, we do not interpret Rule 14a-8 as requiring additional proof of ownership when a shareholder submits a revised proposal.[15]

E. Procedures for withdrawing no-action requests for proposals submitted by multiple proponents

We have previously addressed the requirements for withdrawing a Rule 14a-8 no-action request in SLB Nos. 14 and 14C. SLB No. 14 notes that a company should include with a withdrawal letter documentation demonstrating that a shareholder has withdrawn the proposal. In cases where a proposal submitted by multiple shareholders is withdrawn, SLB No. 14C states that, if each shareholder has designated a lead individual to act on its behalf and the company is able to demonstrate that the individual is authorized to act on behalf of all of the proponents, the company need only provide a letter from that lead individual indicating that the lead individual is withdrawing the proposal on behalf of all of the proponents.

Because there is no relief granted by the staff in cases where a no-action request is withdrawn following the withdrawal of the related proposal, we recognize that the threshold for withdrawing a no-action request need not be overly burdensome. Going forward, we will process a withdrawal request if the company provides a letter from the lead filer that includes a representation that the lead filer is authorized to withdraw the proposal on behalf of each proponent identified in the company's no-action request.[16]

F. Use of email to transmit our Rule 14a-8 no-action responses to companies and proponents

To date, the Division has transmitted copies of our Rule 14a-8 no-action responses, including copies of the correspondence we have received in connection with such requests, by U.S. mail to companies and proponents. We also post our response and the related correspondence to the Commission's website shortly after issuance of our response.

In order to accelerate delivery of staff responses to companies and

proponents, and to reduce our copying and postage costs, going forward, we intend to transmit our Rule 14a-8 no-action responses by email to companies and proponents. We therefore encourage both companies and proponents to include email contact information in any correspondence to each other and to us. We will use U.S. mail to transmit our no-action response to any company or proponent for which we do not have email contact information.

Given the availability of our responses and the related correspondence on the Commission's website and the requirement under Rule 14a-8 for companies and proponents to copy each other on correspondence submitted to the Commission, we believe it is unnecessary to transmit copies of the related correspondence along with our no-action response. Therefore, we intend to transmit only our staff response and not the correspondence we receive from the parties. We will continue to post to the Commission's website copies of this correspondence at the same time that we post our staff no-action response.

---

[1] *See* Rule 14a-8(b).

[2] For an explanation of the types of share ownership in the U.S., see Concept Release on U.S. Proxy System, Release No. 34-62495 (July 14, 2010) [75 FR 42982] ("Proxy Mechanics Concept Release"), at Section II.A. The term "beneficial owner" does not have a uniform meaning under the federal securities laws. It has a different meaning in this bulletin as compared to "beneficial owner" and "beneficial ownership" in Sections 13 and 16 of the Exchange Act. Our use of the term in this bulletin is not intended to suggest that registered owners are not beneficial owners for purposes of those Exchange Act provisions. *See* Proposed Amendments to Rule 14a-8 under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders, Release No. 34-12598 (July 7, 1976) [41 FR 29982], at n.2 ("The term 'beneficial owner' when used in the context of the proxy rules, and in light of the purposes of those rules, may be interpreted to have a broader meaning than it would for certain other purpose[s] under the federal securities laws, such as reporting pursuant to the Williams Act.").

[3] If a shareholder has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5 reflecting ownership of the required amount of shares, the shareholder may instead prove ownership by submitting a copy of such filings and providing the additional information that is described in Rule 14a-8(b)(2)(ii).

[4] DTC holds the deposited securities in "fungible bulk," meaning that there are no specifically identifiable shares directly owned by the DTC participants. Rather, each DTC participant holds a pro rata interest or position in the aggregate number of shares of a particular issuer held at DTC. Correspondingly, each customer of a DTC participant – such as an individual investor – owns a pro rata interest in the shares in which the DTC participant has a pro rata interest. *See* Proxy Mechanics Concept Release, at Section II.B.2.a.

[5] *See* Exchange Act Rule 17Ad-8.

[6] *See* Net Capital Rule, Release No. 34-31511 (Nov. 24, 1992) [57 FR 56973] ("Net Capital Rule Release"), at Section II.C.

[7] *See KBR Inc. v. Chevedden*, Civil Action No. H-11-0196, 2011 U.S. Dist. LEXIS 36431, 2011 WL 1463611 (S.D. Tex. Apr. 4, 2011); *Apache Corp. v. Chevedden,* 696 F. Supp. 2d 723 (S.D. Tex. 2010). In both cases, the court concluded that a securities intermediary was not a record holder for purposes of Rule 14a-8(b) because it did not appear on a list of the company's non-objecting beneficial owners or on any DTC securities position listing, nor was the intermediary a DTC participant.

[8] *Techne Corp.* (Sept. 20, 1988).

[9] In addition, if the shareholder's broker is an introducing broker, the shareholder's account statements should include the clearing broker's identity and telephone number. *See* Net Capital Rule Release, at Section II.C.(iii). The clearing broker will generally be a DTC participant.

[10] For purposes of Rule 14a-8(b), the submission date of a proposal will generally precede the company's receipt date of the proposal, absent the use of electronic or other means of same-day delivery.

[11] This format is acceptable for purposes of Rule 14a-8(b), but it is not mandatory or exclusive.

[12] As such, it is not appropriate for a company to send a notice of defect for multiple proposals under Rule 14a-8(c) upon receiving a revised proposal.

[13] This position will apply to all proposals submitted after an initial proposal but before the company's deadline for receiving proposals, regardless of whether they are explicitly labeled as "revisions" to an initial proposal, unless the shareholder affirmatively indicates an intent to submit a second, *additional* proposal for inclusion in the company's proxy materials. In that case, the company must send the shareholder a notice of defect pursuant to Rule 14a-8(f)(1) if it intends to exclude either proposal from its proxy materials in reliance on Rule 14a-8(c). In light of this guidance, with respect to proposals or revisions received before a company's deadline for submission, we will no longer follow *Layne Christensen Co.* (Mar. 21, 2011) and other prior staff no-action letters in which we took the view that a proposal would violate the Rule 14a-8(c) one-proposal limitation if such proposal is submitted to a company after the company has either submitted a Rule 14a-8 no-action request to exclude an earlier proposal submitted by the same proponent or notified the proponent that the earlier proposal was excludable under the rule.

[14] *See, e.g.*, Adoption of Amendments Relating to Proposals by Security Holders, Release No. 34-12999 (Nov. 22, 1976) [41 FR 52994].

[15] Because the relevant date for proving ownership under Rule 14a-8(b) is the date the proposal is submitted, a proponent who does not adequately prove ownership in connection with a proposal is not permitted to submit another proposal for the same meeting on a later date.

[16] Nothing in this staff position has any effect on the status of any

shareholder proposal that is not withdrawn by the proponent or its authorized representative.

Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039-2298

Brian D. Tinsley
Manager
Shareholder Relations

ExxonMobil

December 18, 2014

VIA UPS – OVERNIGHT DELIVERY

Ms. Neva Goodwin
c/o Farha-Joyce Haboucha
Rockefeller & Co.
10 Rockefeller Plaza
New York, NY 10020

Dear Ms. Goodwin:

This will acknowledge receipt of the proposals regarding oil and gas investments and shareholder distributions, which you have co-filed in connection with ExxonMobil's 2015 annual meeting of shareholders. By copy of letter from J. P. Morgan, share ownership has been verified.

Pursuant to Rule 14a-8(c) under the Securities Exchange Act of 1934, as amended, a shareholder may submit no more than one proposal to a company for a particular shareholders' meeting. We believe that the Proposal constitutes more than one shareholder proposal. Specifically, while parts of the Proposal relate to "capital expenditures on high cost, high carbon projects" or "high cost unconventional projects," other parts calling for ExxonMobil to commit to increasing the amount authorized for capital distributions to shareholders addresses a separate subject. Accordingly, we believe that the Proposal contains both a proposal to limit our capital expenditures concerning "high cost unconventional projects" and a proposal to commit to increasing capital distributions to our shareholders. You can correct this procedural deficiency by indicating which proposal you would like to submit and which proposal you would like to withdraw.

The SEC's rules require that any response to this letter must be postmarked or transmitted electronically to us no later than 14 calendar days from the date this letter is received. Please mail any response to me at ExxonMobil at the address shown above. Alternatively, you may send your response to me via facsimile at 972-444-1505, or by email to jeanine.gilbert@exxonmobil.com.

You should note that, if the proposal is not withdrawn or excluded, the Proponent or the Proponent's representative, who is qualified under New Jersey law to present the proposal on the Proponent's behalf, must attend the annual meeting in person to present the proposal. Under New Jersey law, only shareholders or their duly constituted proxies are entitled as a matter of right to attend the meeting.

If the Proponent intends for a representative to present the proposal, the Proponent must provide signed documentation that specifically identifies their intended representative by name and specifically authorizes the representative to act as the Proponent's proxy at the annual meeting. To be a valid proxy entitled to attend the annual meeting, the representative must have the authority to vote the Proponent's shares at the meeting. A copy of this authorization meeting state law requirements should be sent to my attention in advance of the meeting. The authorized representative should also bring an original signed copy of the proxy documentation to the meeting and present it at the admissions desk, together with photo identification if requested, so that our counsel may verify the representative's authority to act on the Proponent's behalf prior to the start of the meeting.

In the event there are co-filers for this proposal and in light of the guidance in SEC Staff Legal Bulletin No. 14F dealing with co-filers of shareholder proposals, it is important to ensure that the lead filer has clear authority to act on behalf of all co-filers, including with respect to any potential negotiated withdrawal of the proposal. Unless the lead filer can represent that it holds such authority on behalf of all co-filers, and considering SEC staff guidance, it will be difficult for us to engage in productive dialogue concerning this proposal.

Note that under Staff Legal Bulletin No. 14F, the SEC will distribute no-action responses under Rule 14a-8 by email to companies and proponents. We encourage all proponents and any co-filers to include an email contact address on any additional correspondence, to ensure timely communication in the event the proposal is subject to a no-action request.

We are interested in discussing this proposal and will contact you in the near future.

Sincerely,

BDT/ljg

c: Natasha Lamb, Arjuna Capital

Enclosures

Rule 14a-8 – Shareholder Proposals

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d–101), Schedule 13G (§240.13d–102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal?

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10–Q (§249.308a of this chapter), or in shareholder reports of investment companies under §270.30d–1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a–8 and provide you with a copy under Question 10 below, §240.14a–8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal?

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

(1) *Improper under state law:* If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Director elections:* If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

Note to paragraph (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S–K (§229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by §240.14a–21(b) of this chapter a single year (i.e., one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by §240.14a–21(b) of this chapter.

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal?

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments? Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a–9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a–6.

Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14F (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 18, 2011

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- Brokers and banks that constitute "record" holders under Rule 14a-8 (b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- Common errors shareholders can avoid when submitting proof of ownership to companies;
- The submission of revised proposals;
- Procedures for withdrawing no-action requests regarding proposals submitted by multiple proponents; and
- The Division's new process for transmitting Rule 14a-8 no-action responses by email.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB

No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D and SLB No. 14E.

B. The types of brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Eligibility to submit a proposal under Rule 14a-8

To be eligible to submit a shareholder proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. The shareholder must also continue to hold the required amount of securities through the date of the meeting and must provide the company with a written statement of intent to do so.[1]

The steps that a shareholder must take to verify his or her eligibility to submit a proposal depend on how the shareholder owns the securities. There are two types of security holders in the U.S.: registered owners and beneficial owners.[2] Registered owners have a direct relationship with the issuer because their ownership of shares is listed on the records maintained by the issuer or its transfer agent. If a shareholder is a registered owner, the company can independently confirm that the shareholder's holdings satisfy Rule 14a-8(b)'s eligibility requirement.

The vast majority of investors in shares issued by U.S. companies, however, are beneficial owners, which means that they hold their securities in book-entry form through a securities intermediary, such as a broker or a bank. Beneficial owners are sometimes referred to as "street name" holders. Rule 14a-8(b)(2)(i) provides that a beneficial owner can provide proof of ownership to support his or her eligibility to submit a proposal by submitting a written statement "from the 'record' holder of [the] securities (usually a broker or bank)," verifying that, at the time the proposal was submitted, the shareholder held the required amount of securities continuously for at least one year.[3]

2. The role of the Depository Trust Company

Most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency acting as a securities depository. Such brokers and banks are often referred to as "participants" in DTC.[4] The names of these DTC participants, however, do not appear as the registered owners of the securities deposited with DTC on the list of shareholders maintained by the company or, more typically, by its transfer agent. Rather, DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants. A company can request from DTC a "securities position listing" as of a specified date, which identifies the DTC participants having a position in the company's securities and the number of securities held by each DTC participant on that date.[5]

3. Brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

In *The Hain Celestial Group, Inc.* (Oct. 1, 2008), we took the position that an introducing broker could be considered a "record" holder for purposes of Rule 14a-8(b)(2)(i). An introducing broker is a broker that engages in sales and other activities involving customer contact, such as opening customer accounts and accepting customer orders, but is not permitted to maintain custody of customer funds and securities.[6] Instead, an introducing broker engages another broker, known as a "clearing broker," to hold custody of client funds and securities, to clear and execute customer trades, and to handle other functions such as issuing confirmations of customer trades and customer account statements. Clearing brokers generally are DTC participants; introducing brokers generally are not. As introducing brokers generally are not DTC participants, and therefore typically do not appear on DTC's securities position listing, *Hain Celestial* has required companies to accept proof of ownership letters from brokers in cases where, unlike the positions of registered owners and brokers and banks that are DTC participants, the company is unable to verify the positions against its own or its transfer agent's records or against DTC's securities position listing.

In light of questions we have received following two recent court cases relating to proof of ownership under Rule 14a-8[7] and in light of the Commission's discussion of registered and beneficial owners in the Proxy Mechanics Concept Release, we have reconsidered our views as to what types of brokers and banks should be considered "record" holders under Rule 14a-8(b)(2)(i). Because of the transparency of DTC participants' positions in a company's securities, we will take the view going forward that, for Rule 14a-8(b)(2)(i) purposes, only DTC participants should be viewed as "record" holders of securities that are deposited at DTC. As a result, we will no longer follow *Hain Celestial*.

We believe that taking this approach as to who constitutes a "record" holder for purposes of Rule 14a-8(b)(2)(i) will provide greater certainty to beneficial owners and companies. We also note that this approach is consistent with Exchange Act Rule 12g5-1 and a 1988 staff no-action letter addressing that rule,[8] under which brokers and banks that are DTC participants are considered to be the record holders of securities on deposit with DTC when calculating the number of record holders for purposes of Sections 12(g) and 15(d) of the Exchange Act.

Companies have occasionally expressed the view that, because DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants, only DTC or Cede & Co. should be viewed as the "record" holder of the securities held on deposit at DTC for purposes of Rule 14a-8(b)(2)(i). We have never interpreted the rule to require a shareholder to obtain a proof of ownership letter from DTC or Cede & Co., and nothing in this guidance should be construed as changing that view.

How can a shareholder determine whether his or her broker or bank is a DTC participant?

Shareholders and companies can confirm whether a particular broker or bank is a DTC participant by checking DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf.

What if a shareholder's broker or bank is not on DTC's participant list?

The shareholder will need to obtain proof of ownership from the DTC participant through which the securities are held. The shareholder should be able to find out who this DTC participant is by asking the shareholder's broker or bank.[9]

If the DTC participant knows the shareholder's broker or bank's holdings, but does not know the shareholder's holdings, a shareholder could satisfy Rule 14a-8(b)(2)(i) by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities were continuously held for at least one year – one from the shareholder's broker or bank confirming the shareholder's ownership, and the other from the DTC participant confirming the broker or bank's ownership.

How will the staff process no-action requests that argue for exclusion on the basis that the shareholder's proof of ownership is not from a DTC participant?

The staff will grant no-action relief to a company on the basis that the shareholder's proof of ownership is not from a DTC participant only if the company's notice of defect describes the required proof of ownership in a manner that is consistent with the guidance contained in this bulletin. Under Rule 14a-8(f)(1), the shareholder will have an opportunity to obtain the requisite proof of ownership after receiving the notice of defect.

C. Common errors shareholders can avoid when submitting proof of ownership to companies

In this section, we describe two common errors shareholders make when submitting proof of ownership for purposes of Rule 14a-8(b)(2), and we provide guidance on how to avoid these errors.

First, Rule 14a-8(b) requires a shareholder to provide proof of ownership that he or she has "continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal" (emphasis added).[10] We note that many proof of ownership letters do not satisfy this requirement because they do not verify the shareholder's beneficial ownership for the entire one-year period preceding and including the date the proposal is submitted. In some cases, the letter speaks as of a date *before* the date the proposal is submitted, thereby leaving a gap between the date of the verification and the date the proposal is submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the shareholder's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Second, many letters fail to confirm continuous ownership of the securities. This can occur when a broker or bank submits a letter that confirms the shareholder's beneficial ownership only as of a specified date but omits any

reference to continuous ownership for a one-year period.

We recognize that the requirements of Rule 14a-8(b) are highly prescriptive and can cause inconvenience for shareholders when submitting proposals. Although our administration of Rule 14a-8(b) is constrained by the terms of the rule, we believe that shareholders can avoid the two errors highlighted above by arranging to have their broker or bank provide the required verification of ownership as of the date they plan to submit the proposal using the following format:

> "As of [date the proposal is submitted], [name of shareholder] held, and has held continuously for at least one year, [number of securities] shares of [company name] [class of securities]."[11]

As discussed above, a shareholder may also need to provide a separate written statement from the DTC participant through which the shareholder's securities are held if the shareholder's broker or bank is not a DTC participant.

D. The submission of revised proposals

On occasion, a shareholder will revise a proposal after submitting it to a company. This section addresses questions we have received regarding revisions to a proposal or supporting statement.

1. A shareholder submits a timely proposal. The shareholder then submits a revised proposal before the company's deadline for receiving proposals. Must the company accept the revisions?

Yes. In this situation, we believe the revised proposal serves as a replacement of the initial proposal. By submitting a revised proposal, the shareholder has effectively withdrawn the initial proposal. Therefore, the shareholder is not in violation of the one-proposal limitation in Rule 14a-8 (c).[12] If the company intends to submit a no-action request, it must do so with respect to the revised proposal.

We recognize that in Question and Answer E.2 of SLB No. 14, we indicated that if a shareholder makes revisions to a proposal before the company submits its no-action request, the company can choose whether to accept the revisions. However, this guidance has led some companies to believe that, in cases where shareholders attempt to make changes to an initial proposal, the company is free to ignore such revisions even if the revised proposal is submitted before the company's deadline for receiving shareholder proposals. We are revising our guidance on this issue to make clear that a company may not ignore a revised proposal in this situation.[13]

2. A shareholder submits a timely proposal. After the deadline for receiving proposals, the shareholder submits a revised proposal. Must the company accept the revisions?

No. If a shareholder submits revisions to a proposal after the deadline for receiving proposals under Rule 14a-8(e), the company is not required to accept the revisions. However, if the company does not accept the revisions, it must treat the revised proposal as a second proposal and

submit a notice stating its intention to exclude the revised proposal, as required by Rule 14a-8(j). The company's notice may cite Rule 14a-8(e) as the reason for excluding the revised proposal. If the company does not accept the revisions and intends to exclude the initial proposal, it would also need to submit its reasons for excluding the initial proposal.

3. If a shareholder submits a revised proposal, as of which date must the shareholder prove his or her share ownership?

A shareholder must prove ownership as of the date the original proposal is submitted. When the Commission has discussed revisions to proposals,[14] it has not suggested that a revision triggers a requirement to provide proof of ownership a second time. As outlined in Rule 14a-8(b), proving ownership includes providing a written statement that the shareholder intends to continue to hold the securities through the date of the shareholder meeting. Rule 14a-8(f)(2) provides that if the shareholder "fails in [his or her] promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of [the same shareholder's] proposals from its proxy materials for any meeting held in the following two calendar years." With these provisions in mind, we do not interpret Rule 14a-8 as requiring additional proof of ownership when a shareholder submits a revised proposal.[15]

E. Procedures for withdrawing no-action requests for proposals submitted by multiple proponents

We have previously addressed the requirements for withdrawing a Rule 14a-8 no-action request in SLB Nos. 14 and 14C. SLB No. 14 notes that a company should include with a withdrawal letter documentation demonstrating that a shareholder has withdrawn the proposal. In cases where a proposal submitted by multiple shareholders is withdrawn, SLB No. 14C states that, if each shareholder has designated a lead individual to act on its behalf and the company is able to demonstrate that the individual is authorized to act on behalf of all of the proponents, the company need only provide a letter from that lead individual indicating that the lead individual is withdrawing the proposal on behalf of all of the proponents.

Because there is no relief granted by the staff in cases where a no-action request is withdrawn following the withdrawal of the related proposal, we recognize that the threshold for withdrawing a no-action request need not be overly burdensome. Going forward, we will process a withdrawal request if the company provides a letter from the lead filer that includes a representation that the lead filer is authorized to withdraw the proposal on behalf of each proponent identified in the company's no-action request.[16]

F. Use of email to transmit our Rule 14a-8 no-action responses to companies and proponents

To date, the Division has transmitted copies of our Rule 14a-8 no-action responses, including copies of the correspondence we have received in connection with such requests, by U.S. mail to companies and proponents. We also post our response and the related correspondence to the Commission's website shortly after issuance of our response.

In order to accelerate delivery of staff responses to companies and

proponents, and to reduce our copying and postage costs, going forward, we intend to transmit our Rule 14a-8 no-action responses by email to companies and proponents. We therefore encourage both companies and proponents to include email contact information in any correspondence to each other and to us. We will use U.S. mail to transmit our no-action response to any company or proponent for which we do not have email contact information.

Given the availability of our responses and the related correspondence on the Commission's website and the requirement under Rule 14a-8 for companies and proponents to copy each other on correspondence submitted to the Commission, we believe it is unnecessary to transmit copies of the related correspondence along with our no-action response. Therefore, we intend to transmit only our staff response and not the correspondence we receive from the parties. We will continue to post to the Commission's website copies of this correspondence at the same time that we post our staff no-action response.

---

[1] *See* Rule 14a-8(b).

[2] For an explanation of the types of share ownership in the U.S., see Concept Release on U.S. Proxy System, Release No. 34-62495 (July 14, 2010) [75 FR 42982] ("Proxy Mechanics Concept Release"), at Section II.A. The term "beneficial owner" does not have a uniform meaning under the federal securities laws. It has a different meaning in this bulletin as compared to "beneficial owner" and "beneficial ownership" in Sections 13 and 16 of the Exchange Act. Our use of the term in this bulletin is not intended to suggest that registered owners are not beneficial owners for purposes of those Exchange Act provisions. *See* Proposed Amendments to Rule 14a-8 under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders, Release No. 34-12598 (July 7, 1976) [41 FR 29982], at n.2 ("The term 'beneficial owner' when used in the context of the proxy rules, and in light of the purposes of those rules, may be interpreted to have a broader meaning than it would for certain other purpose[s] under the federal securities laws, such as reporting pursuant to the Williams Act.").

[3] If a shareholder has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5 reflecting ownership of the required amount of shares, the shareholder may instead prove ownership by submitting a copy of such filings and providing the additional information that is described in Rule 14a-8(b)(2)(ii).

[4] DTC holds the deposited securities in "fungible bulk," meaning that there are no specifically identifiable shares directly owned by the DTC participants. Rather, each DTC participant holds a pro rata interest or position in the aggregate number of shares of a particular issuer held at DTC. Correspondingly, each customer of a DTC participant – such as an individual investor – owns a pro rata interest in the shares in which the DTC participant has a pro rata interest. *See* Proxy Mechanics Concept Release, at Section II.B.2.a.

[5] *See* Exchange Act Rule 17Ad-8.

[6] *See* Net Capital Rule, Release No. 34-31511 (Nov. 24, 1992) [57 FR 56973] ("Net Capital Rule Release"), at Section II.C.

[7] *See KBR Inc. v. Chevedden*, Civil Action No. H-11-0196, 2011 U.S. Dist. LEXIS 36431, 2011 WL 1463611 (S.D. Tex. Apr. 4, 2011); *Apache Corp. v. Chevedden,* 696 F. Supp. 2d 723 (S.D. Tex. 2010). In both cases, the court concluded that a securities intermediary was not a record holder for purposes of Rule 14a-8(b) because it did not appear on a list of the company's non-objecting beneficial owners or on any DTC securities position listing, nor was the intermediary a DTC participant.

[8] *Techne Corp.* (Sept. 20, 1988).

[9] In addition, if the shareholder's broker is an introducing broker, the shareholder's account statements should include the clearing broker's identity and telephone number. *See* Net Capital Rule Release, at Section II.C.(iii). The clearing broker will generally be a DTC participant.

[10] For purposes of Rule 14a-8(b), the submission date of a proposal will generally precede the company's receipt date of the proposal, absent the use of electronic or other means of same-day delivery.

[11] This format is acceptable for purposes of Rule 14a-8(b), but it is not mandatory or exclusive.

[12] As such, it is not appropriate for a company to send a notice of defect for multiple proposals under Rule 14a-8(c) upon receiving a revised proposal.

[13] This position will apply to all proposals submitted after an initial proposal but before the company's deadline for receiving proposals, regardless of whether they are explicitly labeled as "revisions" to an initial proposal, unless the shareholder affirmatively indicates an intent to submit a second, *additional* proposal for inclusion in the company's proxy materials. In that case, the company must send the shareholder a notice of defect pursuant to Rule 14a-8(f)(1) if it intends to exclude either proposal from its proxy materials in reliance on Rule 14a-8(c). In light of this guidance, with respect to proposals or revisions received before a company's deadline for submission, we will no longer follow *Layne Christensen Co.* (Mar. 21, 2011) and other prior staff no-action letters in which we took the view that a proposal would violate the Rule 14a-8(c) one-proposal limitation if such proposal is submitted to a company after the company has either submitted a Rule 14a-8 no-action request to exclude an earlier proposal submitted by the same proponent or notified the proponent that the earlier proposal was excludable under the rule.

[14] *See, e.g.*, Adoption of Amendments Relating to Proposals by Security Holders, Release No. 34-12999 (Nov. 22, 1976) [41 FR 52994].

[15] Because the relevant date for proving ownership under Rule 14a-8(b) is the date the proposal is submitted, a proponent who does not adequately prove ownership in connection with a proposal is not permitted to submit another proposal for the same meeting on a later date.

[16] Nothing in this staff position has any effect on the status of any

shareholder proposal that is not withdrawn by the proponent or its authorized representative.

Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039-2298

Brian D. Tinsley
Manager
Shareholder Relations

ExxonMobil

December 18, 2014

VIA UPS – OVERNIGHT DELIVERY

Mr. Jonathan Scott
President & Director
Singing Field Foundation, Inc.
800 South Street, #300
Waltham, MA 02453

Dear Mr. Scott:

This will acknowledge receipt of the proposals regarding oil and gas investments and shareholder distributions, which you have co-filed on behalf of the Singing Fields Foundation Inc. (the "Proponent") in connection with ExxonMobil's 2015 annual meeting of shareholders. By copy of letter from Charles Schwab, share ownership has been verified.

Pursuant to Rule 14a-8(c) under the Securities Exchange Act of 1934, as amended, a shareholder may submit no more than one proposal to a company for a particular shareholders' meeting. We believe that the Proposal constitutes more than one shareholder proposal. Specifically, while parts of the Proposal relate to "capital expenditures on high cost, high carbon projects" or "high cost unconventional projects," other parts calling for ExxonMobil to commit to increasing the amount authorized for *capital distributions to shareholders addresses a separate subject. Accordingly, we* believe that the Proposal contains both a proposal to limit our capital expenditures concerning "high cost unconventional projects" and a proposal to commit to increasing capital distributions to our shareholders. You can correct this procedural deficiency by indicating which proposal you would like to submit and which proposal you would like to withdraw.

The SEC's rules require that any response to this letter must be postmarked or transmitted electronically to us no later than 14 calendar days from the date this letter is received. Please mail any response to me at ExxonMobil at the address shown above. Alternatively, you may send your response to me via facsimile at 972-444-1505, or by email to jeanine.gilbert@exxonmobil.com.

You should note that, if the proposal is not withdrawn or excluded, the Proponent or the Proponent's representative, who is qualified under New Jersey law to present the proposal on the Proponent's behalf, must attend the annual meeting in person to present the proposal. Under New Jersey law, only shareholders or their duly constituted proxies are entitled as a matter of right to attend the meeting.

If the Proponent intends for a representative to present the proposal, the Proponent must provide signed documentation that specifically identifies their intended representative by name and specifically authorizes the representative to act as the Proponent's proxy at the annual meeting. To be a valid proxy entitled to attend the annual meeting, the representative must have the authority to vote the Proponent's shares at the meeting. A copy of this authorization meeting state law requirements should be sent to my attention in advance of the meeting. The authorized representative should also bring an original signed copy of the proxy documentation to the meeting and present it at the admissions desk, together with photo identification if requested, so that our counsel may verify the representative's authority to act on the Proponent's behalf prior to the start of the meeting.

In the event there are co-filers for this proposal and in light of the guidance in SEC Staff Legal Bulletin No. 14F dealing with co-filers of shareholder proposals, it is important to ensure that the lead filer has clear authority to act on behalf of all co-filers, including with respect to any potential negotiated withdrawal of the proposal. Unless the lead filer can represent that it holds such authority on behalf of all co-filers, and considering SEC staff guidance, it will be difficult for us to engage in productive dialogue concerning this proposal.

Note that under Staff Legal Bulletin No. 14F, the SEC will distribute no-action responses under Rule 14a-8 by email to companies and proponents. We encourage all proponents and any co-filers to include an email contact address on any additional correspondence, to ensure timely communication in the event the proposal is subject to a no-action request.

We are interested in discussing this proposal and will contact you in the near future.

Sincerely,

BDT/ljg

c: Natasha Lamb, Arjuna Capital

Enclosures

Rule 14a-8 – Shareholder Proposals

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d–101), Schedule 13G (§240.13d–102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal?

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10–Q (§249.308a of this chapter), or in shareholder reports of investment companies under §270.30d–1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a–8 and provide you with a copy under Question 10 below, §240.14a–8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal?

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

(1) *Improper under state law:* If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Director elections:* If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

Note to paragraph (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S–K (§229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by §240.14a–21(b) of this chapter a single year (i.e., one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by §240.14a–21(b) of this chapter.

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal?

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments? Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a–9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a–6.

U.S. Securities and Exchange Commission

Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14F (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 18, 2011

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- Brokers and banks that constitute "record" holders under Rule 14a-8 (b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- Common errors shareholders can avoid when submitting proof of ownership to companies;
- The submission of revised proposals;
- Procedures for withdrawing no-action requests regarding proposals submitted by multiple proponents; and
- The Division's new process for transmitting Rule 14a-8 no-action responses by email.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB

No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D and SLB No. 14E.

B. The types of brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Eligibility to submit a proposal under Rule 14a-8

To be eligible to submit a shareholder proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. The shareholder must also continue to hold the required amount of securities through the date of the meeting and must provide the company with a written statement of intent to do so.[1]

The steps that a shareholder must take to verify his or her eligibility to submit a proposal depend on how the shareholder owns the securities. There are two types of security holders in the U.S.: registered owners and beneficial owners.[2] Registered owners have a direct relationship with the issuer because their ownership of shares is listed on the records maintained by the issuer or its transfer agent. If a shareholder is a registered owner, the company can independently confirm that the shareholder's holdings satisfy Rule 14a-8(b)'s eligibility requirement.

The vast majority of investors in shares issued by U.S. companies, however, are beneficial owners, which means that they hold their securities in book-entry form through a securities intermediary, such as a broker or a bank. Beneficial owners are sometimes referred to as "street name" holders. Rule 14a-8(b)(2)(i) provides that a beneficial owner can provide proof of ownership to support his or her eligibility to submit a proposal by submitting a written statement "from the 'record' holder of [the] securities (usually a broker or bank)," verifying that, at the time the proposal was submitted, the shareholder held the required amount of securities continuously for at least one year.[3]

2. The role of the Depository Trust Company

Most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency acting as a securities depository. Such brokers and banks are often referred to as "participants" in DTC.[4] The names of these DTC participants, however, do not appear as the registered owners of the securities deposited with DTC on the list of shareholders maintained by the company or, more typically, by its transfer agent. Rather, DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants. A company can request from DTC a "securities position listing" as of a specified date, which identifies the DTC participants having a position in the company's securities and the number of securities held by each DTC participant on that date.[5]

3. Brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

In *The Hain Celestial Group, Inc.* (Oct. 1, 2008), we took the position that an introducing broker could be considered a "record" holder for purposes of Rule 14a-8(b)(2)(i). An introducing broker is a broker that engages in sales and other activities involving customer contact, such as opening customer accounts and accepting customer orders, but is not permitted to maintain custody of customer funds and securities.[6] Instead, an introducing broker engages another broker, known as a "clearing broker," to hold custody of client funds and securities, to clear and execute customer trades, and to handle other functions such as issuing confirmations of customer trades and customer account statements. Clearing brokers generally are DTC participants; introducing brokers generally are not. As introducing brokers generally are not DTC participants, and therefore typically do not appear on DTC's securities position listing, *Hain Celestial* has required companies to accept proof of ownership letters from brokers in cases where, unlike the positions of registered owners and brokers and banks that are DTC participants, the company is unable to verify the positions against its own or its transfer agent's records or against DTC's securities position listing.

In light of questions we have received following two recent court cases relating to proof of ownership under Rule 14a-8[7] and in light of the Commission's discussion of registered and beneficial owners in the Proxy Mechanics Concept Release, we have reconsidered our views as to what types of brokers and banks should be considered "record" holders under Rule 14a-8(b)(2)(i). Because of the transparency of DTC participants' positions in a company's securities, we will take the view going forward that, for Rule 14a-8(b)(2)(i) purposes, only DTC participants should be viewed as "record" holders of securities that are deposited at DTC. As a result, we will no longer follow *Hain Celestial*.

We believe that taking this approach as to who constitutes a "record" holder for purposes of Rule 14a-8(b)(2)(i) will provide greater certainty to beneficial owners and companies. We also note that this approach is consistent with Exchange Act Rule 12g5-1 and a 1988 staff no-action letter addressing that rule,[8] under which brokers and banks that are DTC participants are considered to be the record holders of securities on deposit with DTC when calculating the number of record holders for purposes of Sections 12(g) and 15(d) of the Exchange Act.

Companies have occasionally expressed the view that, because DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants, only DTC or Cede & Co. should be viewed as the "record" holder of the securities held on deposit at DTC for purposes of Rule 14a-8(b)(2)(i). We have never interpreted the rule to require a shareholder to obtain a proof of ownership letter from DTC or Cede & Co., and nothing in this guidance should be construed as changing that view.

How can a shareholder determine whether his or her broker or bank is a DTC participant?

Shareholders and companies can confirm whether a particular broker or bank is a DTC participant by checking DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf.

What if a shareholder's broker or bank is not on DTC's participant list?

The shareholder will need to obtain proof of ownership from the DTC participant through which the securities are held. The shareholder should be able to find out who this DTC participant is by asking the shareholder's broker or bank.[9]

If the DTC participant knows the shareholder's broker or bank's holdings, but does not know the shareholder's holdings, a shareholder could satisfy Rule 14a-8(b)(2)(i) by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities were continuously held for at least one year – one from the shareholder's broker or bank confirming the shareholder's ownership, and the other from the DTC participant confirming the broker or bank's ownership.

How will the staff process no-action requests that argue for exclusion on the basis that the shareholder's proof of ownership is not from a DTC participant?

The staff will grant no-action relief to a company on the basis that the shareholder's proof of ownership is not from a DTC participant only if the company's notice of defect describes the required proof of ownership in a manner that is consistent with the guidance contained in this bulletin. Under Rule 14a-8(f)(1), the shareholder will have an opportunity to obtain the requisite proof of ownership after receiving the notice of defect.

C. Common errors shareholders can avoid when submitting proof of ownership to companies

In this section, we describe two common errors shareholders make when submitting proof of ownership for purposes of Rule 14a-8(b)(2), and we provide guidance on how to avoid these errors.

First, Rule 14a-8(b) requires a shareholder to provide proof of ownership that he or she has "continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal" (emphasis added).[10] We note that many proof of ownership letters do not satisfy this requirement because they do not verify the shareholder's beneficial ownership for the entire one-year period preceding and including the date the proposal is submitted. In some cases, the letter speaks as of a date *before* the date the proposal is submitted, thereby leaving a gap between the date of the verification and the date the proposal is submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the shareholder's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Second, many letters fail to confirm continuous ownership of the securities. This can occur when a broker or bank submits a letter that confirms the shareholder's beneficial ownership only as of a specified date but omits any

reference to continuous ownership for a one-year period.

We recognize that the requirements of Rule 14a-8(b) are highly prescriptive and can cause inconvenience for shareholders when submitting proposals. Although our administration of Rule 14a-8(b) is constrained by the terms of the rule, we believe that shareholders can avoid the two errors highlighted above by arranging to have their broker or bank provide the required verification of ownership as of the date they plan to submit the proposal using the following format:

> "As of [date the proposal is submitted], [name of shareholder] held, and has held continuously for at least one year, [number of securities] shares of [company name] [class of securities]."[11]

As discussed above, a shareholder may also need to provide a separate written statement from the DTC participant through which the shareholder's securities are held if the shareholder's broker or bank is not a DTC participant.

D. The submission of revised proposals

On occasion, a shareholder will revise a proposal after submitting it to a company. This section addresses questions we have received regarding revisions to a proposal or supporting statement.

1. A shareholder submits a timely proposal. The shareholder then submits a revised proposal before the company's deadline for receiving proposals. Must the company accept the revisions?

Yes. In this situation, we believe the revised proposal serves as a replacement of the initial proposal. By submitting a revised proposal, the shareholder has effectively withdrawn the initial proposal. Therefore, the shareholder is not in violation of the one-proposal limitation in Rule 14a-8 (c).[12] If the company intends to submit a no-action request, it must do so with respect to the revised proposal.

We recognize that in Question and Answer E.2 of SLB No. 14, we indicated that if a shareholder makes revisions to a proposal before the company submits its no-action request, the company can choose whether to accept the revisions. However, this guidance has led some companies to believe that, in cases where shareholders attempt to make changes to an initial proposal, the company is free to ignore such revisions even if the revised proposal is submitted before the company's deadline for receiving shareholder proposals. We are revising our guidance on this issue to make clear that a company may not ignore a revised proposal in this situation.[13]

2. A shareholder submits a timely proposal. After the deadline for receiving proposals, the shareholder submits a revised proposal. Must the company accept the revisions?

No. If a shareholder submits revisions to a proposal after the deadline for receiving proposals under Rule 14a-8(e), the company is not required to accept the revisions. However, if the company does not accept the revisions, it must treat the revised proposal as a second proposal and

submit a notice stating its intention to exclude the revised proposal, as required by Rule 14a-8(j). The company's notice may cite Rule 14a-8(e) as the reason for excluding the revised proposal. If the company does not accept the revisions and intends to exclude the initial proposal, it would also need to submit its reasons for excluding the initial proposal.

3. If a shareholder submits a revised proposal, as of which date must the shareholder prove his or her share ownership?

A shareholder must prove ownership as of the date the original proposal is submitted. When the Commission has discussed revisions to proposals,[14] it has not suggested that a revision triggers a requirement to provide proof of ownership a second time. As outlined in Rule 14a-8(b), proving ownership includes providing a written statement that the shareholder intends to continue to hold the securities through the date of the shareholder meeting. Rule 14a-8(f)(2) provides that if the shareholder "fails in [his or her] promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of [the same shareholder's] proposals from its proxy materials for any meeting held in the following two calendar years." With these provisions in mind, we do not interpret Rule 14a-8 as requiring additional proof of ownership when a shareholder submits a revised proposal.[15]

E. Procedures for withdrawing no-action requests for proposals submitted by multiple proponents

We have previously addressed the requirements for withdrawing a Rule 14a-8 no-action request in SLB Nos. 14 and 14C. SLB No. 14 notes that a company should include with a withdrawal letter documentation demonstrating that a shareholder has withdrawn the proposal. In cases where a proposal submitted by multiple shareholders is withdrawn, SLB No. 14C states that, if each shareholder has designated a lead individual to act on its behalf and the company is able to demonstrate that the individual is authorized to act on behalf of all of the proponents, the company need only provide a letter from that lead individual indicating that the lead individual is withdrawing the proposal on behalf of all of the proponents.

Because there is no relief granted by the staff in cases where a no-action request is withdrawn following the withdrawal of the related proposal, we recognize that the threshold for withdrawing a no-action request need not be overly burdensome. Going forward, we will process a withdrawal request if the company provides a letter from the lead filer that includes a representation that the lead filer is authorized to withdraw the proposal on behalf of each proponent identified in the company's no-action request.[16]

F. Use of email to transmit our Rule 14a-8 no-action responses to companies and proponents

To date, the Division has transmitted copies of our Rule 14a-8 no-action responses, including copies of the correspondence we have received in connection with such requests, by U.S. mail to companies and proponents. We also post our response and the related correspondence to the Commission's website shortly after issuance of our response.

In order to accelerate delivery of staff responses to companies and

proponents, and to reduce our copying and postage costs, going forward, we intend to transmit our Rule 14a-8 no-action responses by email to companies and proponents. We therefore encourage both companies and proponents to include email contact information in any correspondence to each other and to us. We will use U.S. mail to transmit our no-action response to any company or proponent for which we do not have email contact information.

Given the availability of our responses and the related correspondence on the Commission's website and the requirement under Rule 14a-8 for companies and proponents to copy each other on correspondence submitted to the Commission, we believe it is unnecessary to transmit copies of the related correspondence along with our no-action response. Therefore, we intend to transmit only our staff response and not the correspondence we receive from the parties. We will continue to post to the Commission's website copies of this correspondence at the same time that we post our staff no-action response.

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1 *See* Rule 14a-8(b).

2 For an explanation of the types of share ownership in the U.S., see Concept Release on U.S. Proxy System, Release No. 34-62495 (July 14, 2010) [75 FR 42982] ("Proxy Mechanics Concept Release"), at Section II.A. The term "beneficial owner" does not have a uniform meaning under the federal securities laws. It has a different meaning in this bulletin as compared to "beneficial owner" and "beneficial ownership" in Sections 13 and 16 of the Exchange Act. Our use of the term in this bulletin is not intended to suggest that registered owners are not beneficial owners for purposes of those Exchange Act provisions. *See* Proposed Amendments to Rule 14a-8 under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders, Release No. 34-12598 (July 7, 1976) [41 FR 29982], at n.2 ("The term 'beneficial owner' when used in the context of the proxy rules, and in light of the purposes of those rules, may be interpreted to have a broader meaning than it would for certain other purpose[s] under the federal securities laws, such as reporting pursuant to the Williams Act.").

3 If a shareholder has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5 reflecting ownership of the required amount of shares, the shareholder may instead prove ownership by submitting a copy of such filings and providing the additional information that is described in Rule 14a-8(b)(2)(ii).

4 DTC holds the deposited securities in "fungible bulk," meaning that there are no specifically identifiable shares directly owned by the DTC participants. Rather, each DTC participant holds a pro rata interest or position in the aggregate number of shares of a particular issuer held at DTC. Correspondingly, each customer of a DTC participant – such as an individual investor – owns a pro rata interest in the shares in which the DTC participant has a pro rata interest. *See* Proxy Mechanics Concept Release, at Section II.B.2.a.

5 *See* Exchange Act Rule 17Ad-8.

[6] *See* Net Capital Rule, Release No. 34-31511 (Nov. 24, 1992) [57 FR 56973] ("Net Capital Rule Release"), at Section II.C.

[7] *See KBR Inc. v. Chevedden*, Civil Action No. H-11-0196, 2011 U.S. Dist. LEXIS 36431, 2011 WL 1463611 (S.D. Tex. Apr. 4, 2011); *Apache Corp. v. Chevedden,* 696 F. Supp. 2d 723 (S.D. Tex. 2010). In both cases, the court concluded that a securities intermediary was not a record holder for purposes of Rule 14a-8(b) because it did not appear on a list of the company's non-objecting beneficial owners or on any DTC securities position listing, nor was the intermediary a DTC participant.

[8] *Techne Corp.* (Sept. 20, 1988).

[9] In addition, if the shareholder's broker is an introducing broker, the shareholder's account statements should include the clearing broker's identity and telephone number. *See* Net Capital Rule Release, at Section II.C.(iii). The clearing broker will generally be a DTC participant.

[10] For purposes of Rule 14a-8(b), the submission date of a proposal will generally precede the company's receipt date of the proposal, absent the use of electronic or other means of same-day delivery.

[11] This format is acceptable for purposes of Rule 14a-8(b), but it is not mandatory or exclusive.

[12] As such, it is not appropriate for a company to send a notice of defect for multiple proposals under Rule 14a-8(c) upon receiving a revised proposal.

[13] This position will apply to all proposals submitted after an initial proposal but before the company's deadline for receiving proposals, regardless of whether they are explicitly labeled as "revisions" to an initial proposal, unless the shareholder affirmatively indicates an intent to submit a second, *additional* proposal for inclusion in the company's proxy materials. In that case, the company must send the shareholder a notice of defect pursuant to Rule 14a-8(f)(1) if it intends to exclude either proposal from its proxy materials in reliance on Rule 14a-8(c). In light of this guidance, with respect to proposals or revisions received before a company's deadline for submission, we will no longer follow *Layne Christensen Co.* (Mar. 21, 2011) and other prior staff no-action letters in which we took the view that a proposal would violate the Rule 14a-8(c) one-proposal limitation if such proposal is submitted to a company after the company has either submitted a Rule 14a-8 no-action request to exclude an earlier proposal submitted by the same proponent or notified the proponent that the earlier proposal was excludable under the rule.

[14] *See, e.g.*, Adoption of Amendments Relating to Proposals by Security Holders, Release No. 34-12999 (Nov. 22, 1976) [41 FR 52994].

[15] Because the relevant date for proving ownership under Rule 14a-8(b) is the date the proposal is submitted, a proponent who does not adequately prove ownership in connection with a proposal is not permitted to submit another proposal for the same meeting on a later date.

[16] Nothing in this staff position has any effect on the status of any

shareholder proposal that is not withdrawn by the proponent or its authorized representative.

http://www.sec.gov/interps/legal/cfslb14f.htm

Exhibit D

RECEIVED

DEC 12 2014

B. D. TINSLEY

Gilbert, Jeanine

From: Natasha Lamb <natasha@arjuna-capital.com>
Sent: Friday, December 12, 2014 10:24 AM
To: Gilbert, Jeanine
Subject: Revised Proposal
Attachments: 01B95DEB-FA3E-46F7-BBC0-22120BCE7DB9[105].png; XOM Proposal on Capital Distributions 2015_revised 12_12_14.pdf

Categories: External Sender

Dear Mr. Woodbury,

Please find a revised shareholder proposal attached to replace the previously submitted proposal dated November 25th 2014. While we do not agree that the original proposal constitutes more than one shareholder proposal, in an effort of good faith, we have made changes to clarify the intention.

Additionally, I have notified all co-filers to clearly grant Arjuna Capital/Baldwin Brothers Inc. the authority to act on their behalf, which I believe they have done. Please let me know if you require any additional communications in this respect.

Upon receipt, please confirm you have received the new proposal via email and let me know if you require any additional information or documentation. I look forward to discussing the proposal.

Sincerely,

Natasha Lamb

[esig_natasha.gif]

Capital Distributions

WHEREAS:

In the face of global climate change, we believe investor capital is at risk from capital expenditures on high cost, high carbon projects.

Recognizing the risks of climate change, global governments have agreed "the increase in global temperature should be below 2 degrees Celsius." The International Energy Agency (IEA) states that, "No more than one-third of proven reserves of fossil fuels can be consumed prior to 2050 if the world is to achieve the 2° C goal."

The IEA forecasts global oil demand will peak by 2020, further stating, "once a credible path towards decarbonisation is in place, projects at the higher end of the supply cost curve, particularly those that feature both long lead times and relatively high carbon-intensity, face significantly higher commercial and regulatory hazards."

Massive production-cost inflation over the past decade has made the industry particularly vulnerable to a downturn in demand.

- According to Bloomberg, capital expenditures by the largest oil companies has risen five-fold since 2000, yet overall industry production is nearly flat.
- Goldman Sachs notes in the past two years no major new oil project has come on stream with production costs below 70 dollars per barrel, with most in the 80-100 dollar range, raising the risk of stranded, or unprofitable, assets.
- Kepler Cheuvreux declares a "capex crisis" as companies invest in higher cost, higher carbon unconventional crude to stem conventional crude decline rates. Since 2005, annual upstream investment for oil has increased 100 percent, while crude oil supply has increased 3 percent.

Given growing global concern over climate change and actions to address it, investment analysts indicate companies may not be adequately accounting for or disclosing downside risks that could result from lower-than-expected demand for oil and cost competitive renewables.

- HSBC reports the equity valuation of oil producers could drop 40 to 60 percent under a low carbon consumption scenario.

Investors are concerned Exxon Mobil is not preparing for a low demand scenario and that potential and planned capital expenditures on high cost high carbon projects are at risk of eroding shareholder value. Our Company has said this scenario is "highly unlikely" stating, "the world will require all the carbon-based energy that ExxonMobil plans to produce during the Outlook period."

According to Carbon Tracker Initiative (CTI), 39 percent of Exxon Mobil's potential capex spend through 2025 requires an oil price of 95 dollar per barrel to be economical, and 17 percent requires a price of 115 dollar per barrel. By the end of 2025, CTI expects high cost projects to represent 35 percent of our Company's potential future production.

In light of the climate change related risks of decreasing profitability and stranded asset risk associated *with planned capital expenditures on high cost high carbon projects, be it* ***RESOLVED:***

Shareholders hereby approve, on an advisory basis, Arjuna Capital/Baldwin Brothers' proposal: Exxon Mobil commit to increasing the amount authorized for capital distributions to shareholders through dividends or share buy backs.